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As filed with the Securities and Exchange Commission on March 12, 2002
Reg. No. 333-

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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<tr><td>

COMPASS BANCSHARES, INC
(Exact name of Registrant as Specified in Its Charter)
DELAWARE
(State or Other Jurisdiction of Incorporation or Organization)
63-0593897
(I.R.S. Employer Identification Number)

15 SOUTH 20TH STREET
BIRMINGHAM, ALABAMA 35233
(205) 297-3000
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal
Executive Offices)

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COMPASS TRUST III
COMPASS TRUST IV
(Exact name of Registrant as Specified in its Charter)
DELAWARE
(State or Other Jurisdiction of Incorporation or Organization)
TO BE APPLIED FOR
(I.R.S. Employer Identification Number)
C/O COMPASS BANCSHARES, INC
15 SOUTH 20TH STREET
BIRMINGHAM, ALABAMA 35233
(205) 297-3000
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal
Executive Offices)

</td></tr>
</table>

JERRY W. POWELL, ESQ.
Compass Bancshares, Inc.
15 South 20th Street
Birmingham, Alabama 35233
(205) 297-3960
(Name, Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent For Service)

_____

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with a copy to
DANIEL B. GRAVES, ESQ.
GREGORY L. DOODY, ESQ
Balch & Bingham LLP
1901 Sixth Avenue North, Suite 2600
Birmingham, Alabama 35203
(205) 251-8100

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_____

    Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this registration statement, as determined in light of market and other conditions.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plan, check the following box. [X]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

(continued on next page)

(continued from previous page)

CALCULATION OF REGISTRATION FEE

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Title of Each Class of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price (3),(4)	Amount of Registration Fee (5)
Common Stock of Compass Bancshares, Inc. (6)				
Preferred Stock of Compass Bancshares, Inc. (7)				
Debt Securities of Compass Bancshares, Inc. (8)				
Warrants of Compass Bancshares, Inc. (9)				
Capital Securities of Compass Trust III and Compass Trust IV (10)				
Junior Subordinated Debt Securities of Compass Bancshares, Inc. (10)				
Guarantees of Compass Bancshares, Inc. with respect to Capital Securities (11)				
Common Stock of Compass Bancshares, Inc. reserved for issuance upon conversion or exchange of Preferred Stock, Debt Securities, Capital Securities or Junior Subordinated Debt Securities(12)				
Total	$300,000,000		$300,000,000	$71,700

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(1) Includes an indeterminate number of securities that may be offered or sold.

(2) The proposed maximum offering price per unit or share will be determined from time to time by the relevant registrant in connection with, and at the time of, the issuance by the relevant registrant of the securities registered hereunder.

(3) The proposed maximum aggregate offering price has been estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the rules and regulations of the Securities Act. The aggregate public offering price of the Common Stock, Preferred Stock, Debt

Securities, Warrants, Junior Subordinated Debt Securities and Guarantees of Compass Bancshares, Inc. and the Capital Securities of Compass Trust III and Compass Trust IV registered hereby will not exceed $300,000,000.

(4)   Exclusive of accrued interest, distributions and dividends, if any.

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(5)   Calculated pursuant to Rule 457(o) of the rules and regulations under the Securities Act and previously paid. A filing fee aggregating $71,700 was previously paid in connection with a registration statement filed earlier relating to the registration of $300,000,000 aggregate principal amount of securities (Compass Bancshares, Inc. registration statement on Form S-3, registration no. 333-76422 filed with the SEC on January 8, 2002) which are being included in this registration statement.
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(6)   There is being registered hereunder an indeterminate number of shares of Common Stock of Compass Bancshares, Inc. as from time to time may be issued at indeterminate prices.

(7)   There is being registered hereunder an indeterminate number of shares of Preferred Stock of Compass Bancshares, Inc. as from time to time may be issued at indeterminate prices.

(8)   There is being registered hereunder an indeterminate amount of Debt Securities as may be sold from time to time.

(9)   There is being registered hereunder an indeterminate number of Warrants of Compass Bancshares, Inc. representing rights to receive an indeterminate number of securities.

(10)   There is being registered hereunder an indeterminate number of Capital Securities of Compass Trust III and Compass Trust IV and such indeterminate principal amount of Junior Subordinated Debt Securities of Compass Bancshares, Inc. as may from time to time be issued at indeterminate prices. Junior Subordinated Debt Securities may be issued and sold to Compass Trust III and Compass Trust IV, in which event such Junior Subordinated Debt Securities may later be distributed to the holders of Capital Securities upon a dissolution of Compass Trust III and Compass Trust IV and the distribution of the assets thereof.

(11)   Includes the rights of holders of the Capital Securities under any Guarantees and certain back-up undertakings comprised of the obligations of Compass Bancshares, Inc. to provide certain indemnities in respect of, and pay and be responsible for certain costs, expenses, debts and liabilities of, Compass Trust III and Compass Trust IV (other than with respect to the Capital Securities) and such obligations of Compass Bancshares, Inc. as set forth in the Amended and Restated Declaration of Trust of Compass Trust III and Compass Trust IV and the related Indenture, in each case as further described in the registration statement. The Guarantees, when taken together with Compass Bancshares, Inc.'s obligations under the Junior Subordinated Debt Securities, the related Indenture and the Amended and Restated Declaration of Trust, will provide a full and unconditional guarantee on a subordinated basis by Compass Bancshares, Inc. of payments due on the Capital Securities. No separate consideration will be received for any Guarantees or such back-up obligations.

(12)   Such indeterminate number of shares of Common Stock as may be issued upon conversion of or in exchange for any Preferred Stock, Debt Securities, Capital Securities or Junior Subordinated Debt Securities that provide for such conversion or exchange are being registered hereby. No separate consideration will be received for the Common Stock issuable upon such conversion or exchange.

INTRODUCTORY NOTE

This registration statement contains:

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– a form of prospectus relating to Common Stock, Preferred Stock, Debt Securities and Warrants of Compass Bancshares, Inc.;
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– a form of prospectus relating to Junior Subordinated Debt Securities and Guarantees of Compass Bancshares, Inc. and to the Capital Securities of Compass Trust III and Compass Trust IV. The Capital Securities prospectus may be used for one or more offerings by Compass Bancshares, Inc. and Compass Trust III and Compass Trust IV. To the extent required, the information in the Capital Securities prospectus, including financial information, will be updated at the time of each offering; and
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– a form of prospectus supplement relating to Junior Subordinated Debt Securities and Guarantee of Compass Bancshares, Inc. and to the Capital Securities of Compass Trust III.
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Each time Compass Bancshares, Inc., Compass Trust III and/or Compass Trust IV offer securities, Compass Bancshares, Inc. will provide you with one of these prospectuses that will contain a general description of the offering and a prospectus supplement that will contain specific information about the terms of that offering.
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The complete prospectus for the offering of Common Stock, Preferred Stock, Debt Securities (both senior and subordinated) and Warrants of Compass Bancshares, Inc. follows immediately after this introductory note. That prospectus is then immediately followed by a prospectus supplement for the offering of the Capital Securities of Compass Trust III and the Junior Subordinated Debt Securities and Guarantee of Compass Bancshares, Inc. That prospectus supplement is then immediately followed by the complete prospectus for the offering of the Capital Securities of Compass Trust III and Compass Trust IV and the Junior Subordinated Debt Securities and Guarantees of Compass Bancshares, Inc.

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Information in this prospectus is not complete and may be changed. Compass Bancshares, Inc. may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where an offer or sale is not permitted.
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Subject to completion, dated March 12, 2002

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$300,000,000
COMPASS BANCSHARES, INC.

COMMON STOCK
PREFERRED STOCK
DEBT SECURITIES
WARRANTS

_____

Compass Bancshares, Inc. will provide specific terms of the above securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

_____

These securities are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

_____

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

_____

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor is it a solicitation of an offer to buy these securities in any state where an offer or sale is not permitted.

_____

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This prospectus is dated March   , 2002

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You should rely on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

TABLE OF CONTENTS

PROSPECTUS

PROSPECTUS SUMMARY

This prospectus is part of a registration statement that Compass Bancshares, Inc. ("Compass" or "us" or "we"), along with Compass Trust III and Compass Trust IV (collectively, the "Trusts"), filed with the Securities and Exchange Commission (the "SEC") using a shelf registration process. Under this shelf registration process, Compass and the Trusts may, from time to time, sell any combination of the securities described in this prospectus and the other prospectus accompanying this registration statement, in one or more offerings up to a total dollar amount of $300,000,000. Compass may, from time to time, sell:

- Common Stock;

- Preferred Stock;

- Debt Securities; and

- Warrants

2

and the Trusts may, from time to time, sell:

- Capital Securities, representing undivided beneficial interests in the Trusts; and

- Common Securities to us in one or more offerings.

The Trusts will use the proceeds from any sales of securities to buy a series of our Junior Subordinated Debt Securities with terms that correspond to the Capital Securities.

Compass:

- will pay principal and interest on our Junior Subordinated Debt Securities, subject to the payment of our more senior debt;

- may choose to distribute our Junior Subordinated Debt Securities pro-rata to the holders of the related Capital Securities and Common Securities if we terminate a Trust; and

- will fully and unconditionally guarantee the Capital Securities based on:

  - our obligations to make payments on our Junior Subordinated Debt Securities;

  - our obligations under our Guarantee, although our payment obligations are subject to payment of all of our general liabilities; and

  - our obligations under the Trust Agreements.

This prospectus provides you with a general description of the Common Stock, the Preferred Stock, the Debt Securities and the Warrants. The description of the Capital Securities, the Junior Subordinated Debt Securities and the Guarantees are included in a separate prospectus in this registration statement. Each time we sell Common Stock, Preferred Stock, Debt Securities and/or Warrants, we will provide an applicable prospectus supplement that will contain specific information about the terms of that offering. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The applicable prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION".

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC website or at the SEC's offices mentioned under the heading "WHERE YOU CAN FIND MORE INFORMATION".

COMPASS BANCSHARES, INC.

Compass is a multi-state financial services company, with its principal place of business in Birmingham, Alabama. Compass is incorporated in Delaware and registered as a bank holding company and financial holding company under the Bank Holding Company Act (the "BHC Act"). The principal role of Compass is to supervise and coordinate the financial services activities of its subsidiaries

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Compass is to supervise and coordinate the financial services activities of its subsidiaries and to provide them with capital and services of various kinds. As of December 31, 2001, Compass and its subsidiaries had consolidated assets of $23.0 billion, consolidated deposits of $13.7 billion and total shareholders' equity of $1.7 billion.
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SUBSIDIARY BANKS

Compass owns two Alabama banking corporations: Compass Bank and Central Bank of the South. Compass Bank is headquartered in Birmingham, Alabama and is Compass' primary bank subsidiary. Central Bank of the South is headquartered in Anniston, Alabama and has limited activities. The bank subsidiaries of Compass are referred to collectively herein as the "Subsidiary Banks".
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Compass Bank conducts a general commercial banking and trust business at approximately 341 bank offices, located in Texas, Alabama, Arizona, Florida, Colorado, New Mexico and Nebraska. In addition, Compass operates loan production offices in Georgia, the metropolitan area of the District of Columbia and Tennessee. The Subsidiary Banks perform banking services customary for full service banks of similar size and character. Such services include receiving demand and time deposit accounts, making personal and commercial loans and furnishing personal and commercial checking accounts. The Asset Management Division of Compass Bank offers its customers a variety of fiduciary services, including portfolio management and the administration and investment of funds of estates, trusts and employee benefit plans. Through Texas Insurance Agency and Compass Bancshares Insurance, Inc., wholly-owned subsidiaries of Compass Bank, the Subsidiary Banks make available to their customers and others, as agent for a variety of insurance companies, term life insurance, fixed-rate annuities and other insurance products.
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Compass Bank provides correspondent banking services, including educational seminars and operational and investment services, to approximately 1,000 financial institutions located throughout the United States. Through the Correspondent and Investment Services Division of Compass Bank, the Subsidiary Banks distribute or make available a variety of investment services and products to institutional and individual investors including institutional sales, bond accounting, safekeeping and interest rate risk analysis services. Through Compass Brokerage, Inc., a wholly owned subsidiary of Compass Bank, the Subsidiary Banks also provide discount brokerage services, mutual funds and variable annuities to individuals and businesses. Through Compass Bank's wholly owned subsidiary, Compass Financial Corporation, the Subsidiary Banks provide lease financing services to individuals and businesses.

NONBANKING SUBSIDIARIES

Through wholly-owned subsidiaries, Compass is engaged in providing insurance products to customers of the Subsidiaries and owning real estate for bank premises. Revenues from operation of these subsidiaries do not presently constitute a significant portion of Compass' total operating revenues. Compass may subsequently engage in other activities permissible for registered financial services companies when suitable opportunities develop. Proposals for such further activities are subject to approval by appropriate regulatory authorities. Refer to "SUPERVISION AND REGULATION".

Compass' principal executive offices are located at 15 South 20th Street, Birmingham, Alabama 35233, and its telephone number is (205) 297-3000.

If you would like to know more about Compass, see the documents incorporated by reference in this prospectus as described under the section "WHERE YOU CAN FIND MORE INFORMATION".

GOVERNMENT MONETARY POLICY

Compass and the Subsidiary Banks are affected by the credit policies of monetary authorities including the Board of Governors of the Federal Reserve System ("Federal Reserve"). An important function of the Federal Reserve is to regulate the national supply of bank credit. Among the instruments of monetary policy used by the Federal Reserve to implement these objectives are open market operations in U.S. Government securities, changes in the discount rate, reserve requirements on member bank deposits, and funds availability regulations. These instruments are used in varying combinations to influence the overall growth of bank loans, investments, and deposits and may also affect interest rates charged on loans or paid on deposits.

The monetary policies of the Federal Reserve authorities have had a significant effect on the operating results of financial institutions in the past and will continue to do so in the future. In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to the future impact that changes in interest rates, deposit levels, or loan demand may have on the business and income of Compass and the Subsidiary Banks.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Compass will use the net proceeds it receives from any offering of these securities for general corporate purposes, which may include funding its operating units and subsidiaries, financing possible acquisitions or business expansion, refinancing or extending the maturity of existing debt obligations, investments at the holding company level and stock repurchases. The applicable prospectus supplement will provide more detail on the use of proceeds of any specific offering.

CONSOLIDATED EARNINGS RATIOS

The following table provides Compass' consolidated ratios of earnings to fixed charges:
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	Years Ended December 31,				
	2001	2000	1999	1998	1997
Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends					
Including interest on deposits	1.58	1.44	1.53	1.48	1.48
Excluding interest on deposits	2.44	2.36	2.65	2.65	2.90
Consolidated Ratio of Earnings to Combined Fixed Charges					
Including interest on deposits	1.58	1.44	1.53	1.49	1.49
Excluding interest on deposits	2.44	2.36	2.69	2.72	3.01

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WHERE YOU CAN FIND MORE INFORMATION

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Compass files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that Compass files at the SEC's public reference room in Washington, D.C. You can also request copies of the
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documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC's website at http://www.sec.gov.
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The SEC allows Compass to "incorporate by reference" the information it files with the SEC, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that Compass files later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. Compass incorporates by reference the documents listed below and any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Act of 1934, as amended (the "Exchange Act"), until our offering is completed:

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– Annual Report on Form 10-K for the year ended December 31, 2001.

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You may request a copy of these filings, at no cost, by writing or telephoning Compass at the following address:

Investor Relations
Compass Bancshares, Inc.
15 South 20th Street
Birmingham, Alabama 35233
(205) 297-3000

FORWARD-LOOKING STATEMENTS

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This prospectus, any accompanying prospectus supplement and the information incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. These forward-looking statements are based on Compass' management's beliefs and assumptions and on information currently available to Compass' management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, those discussed elsewhere in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference in this prospectus. You should not put undue reliance on any forward-looking statements. Compass does not have any intention or obligation to update forward-looking statements after it distributes this prospectus.

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SUPERVISION AND REGULATION

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As a financial holding company and a bank holding company under the BHC Act, the Federal Reserve regulates, supervises and examines Compass. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to Compass, please refer to Compass' Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Quarterly Reports on Form 10-Q and any subsequent reports that Compass files with the SEC, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, Compass' earnings are affected by actions of the federal and state bank regulatory agencies that regulate us and our banking subsidiaries, and the SEC, which regulates the activities of certain subsidiaries engaged in the securities business.

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Compass' earnings are also affected by general economic conditions, our management policies and legislative action.

In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on Compass' business.

Depository institutions, like Compass' bank subsidiaries, are also affected by various federal laws, including those relating to consumer protection and similar matters. Compass also has other financial services subsidiaries regulated, supervised and examined by the Federal Reserve, as well as other relevant state and federal regulatory agencies and self-regulatory organizations. Compass' non-bank subsidiaries may be subject to other laws and regulations of the federal government or the various states in which they are authorized to do business.

This prospectus is a general summary of the terms and provisions of Compass' common stock (the "Common Stock"), Compass' preferred stock ("Preferred Stock"), the Warrants and the Debt Securities. This prospectus does not purport to be complete and is qualified in its entirety by reference to Compass' Restated Certificate of Incorporation and the Certificates of Amendment thereto, which include the express terms of the Common Stock. Such Certificates are filed as exhibits to the registration statement of which this prospectus is a part. The applicable prospectus supplement will describe the specific terms of the series of the Common Stock and the Preferred Stock offered under that prospectus supplement.

DESCRIPTION OF COMMON STOCK

COMPANY

Compass, which is incorporated under the General Corporation Law of the State of Delaware, is authorized to issue 200,000,000 shares of its Common Stock, $2.00 par value, of which 128,759,887 shares were issued and outstanding as of December 31, 2001. Compass' Board of Directors may at any time, without additional approval of the holders of Common Stock, issue additional authorized but previously unissued shares of Common Stock.

VOTING RIGHTS

The holders of Common Stock are entitled to one vote per share on all matters presented to shareholders. Holders of Common Stock are not entitled to cumulate their votes in the election of directors.

NO PREEMPTIVE OR CONVERSION RIGHTS

The holders of Common Stock do not have preemptive rights to subscribe for a proportionate share of any additional securities issued by Compass before such securities are offered to others. The absence of preemptive rights increases Compass' flexibility to issue additional shares of Common Stock in connection with Compass' acquisitions, employee benefit plans and for other purposes, without affording the holders of Common Stock a right to subscribe for their proportionate share of those additional securities. The holders of Common Stock are not entitled to any redemption privileges, sinking fund privileges or conversion rights.

DIVIDENDS

Holders of Common Stock are entitled to receive dividends ratably when, as and if declared by Compass' Board of Directors from assets legally available therefor, after payment of all dividends on Preferred Stock, if any is outstanding. Under Delaware Law, Compass may pay dividends out of surplus or net profits for the fiscal year in which declared and/or for the preceding fiscal year, even if its surplus accounts are in a deficit position. Dividends paid by its Subsidiary Banks are the primary source of funds available to Compass for payment of dividends to its stockholders and for other needs. Compass' Board of Directors intends to maintain its present policy of paying regular quarterly cash dividends. The declaration and amount of future dividends will depend on circumstances existing at the time, including Compass' earnings, financial condition and capital requirements, as well as regulatory limitations and such other factors as Compass' Board of Directors deems relevant. See "SUPERVISION AND REGULATION."

Compass' principal assets and sources of income consist of investments in its operating subsidiaries, which are separate and distinct legal entities.

LIQUIDATION

Upon liquidation, dissolution or the winding up of the affairs of Compass, holders of Common Stock are entitled to receive their pro rata portion of the remaining assets of Compass after the holders of Compass' Preferred Stock have been paid in full any sums to which they may be entitled.

CERTAIN CHARTER AND BYLAW PROVISIONS AFFECTING STOCK

Compass' Certificate of Incorporation and Bylaws contain several provisions that may make Compass a less attractive target for an acquisition of control by anyone who does not have the support of Compass' Board of Directors. Such provisions include, among other things, the requirement of a supermajority vote of stockholders or directors to approve certain business combinations and other corporate actions, a minimum price provision, several special procedural rules, a staggered Board of Directors, and the limitation that stockholders actions without a meeting may only be taken by unanimous written stockholder consent. The foregoing is qualified in its entirely by reference to Compass' Certificate of Incorporation, as amended, and Bylaws both of which are on file with the Commission.

RESTRICTIONS ON OWNERSHIP

The BHC Act generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of Compass. "Control" is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of the voting stock of Compass. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Compass, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

DESCRIPTION OF PREFERRED STOCK

This prospectus describes the general terms and provisions of the Preferred Stock that are offered by this prospectus. The applicable prospectus supplement will describe the specific terms of the series of the Preferred Stock offered under that prospectus supplement and any general terms outlined in this section that will not apply to that series of Preferred Stock.

Compass has authorized 25,000,000 shares of $.10 par value Preferred Stock. The Preferred Stock is issuable in one or more series and Compass' Board of Directors, subject to certain limitations, is authorized to fix the number of shares, dividend rate, liquidation prices, redemption, conversion, voting rights, and other terms. Compass' Board of Directors may issue Preferred Stock without approval of the holders of Compass Common Stock. As of December 31, 2001, no shares of Compass Preferred Stock were issued and outstanding.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the Debt Securities set forth certain general terms and provisions of the Debt Securities to which any prospectus supplement may relate (the "Offered Debt Securities"). The particular terms of the Offered Debt Securities and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the prospectus supplement relating to such Offered Debt Securities. Except where specifically noted, the following description applies to both Senior Debt Securities and Subordinated Debt Securities.

GENERAL

The Debt Securities will be unsecured obligations of Compass and will not be insured by the Savings Association Insurance Fund or the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

The Debt Securities will be issued either as Senior Debt Securities or Subordinated Debt Securities. The Senior Debt Securities will be issued under an Indenture (the "Senior Indenture"), dated as of May 1, 1993, between Compass and JPMorgan Chase Bank (formerly known as Chemical Bank), as trustee (the "Senior Trustee"), to be supplemented by a supplemental indenture. The Subordinated Debt Securities will be issued under an Indenture (the "Subordinated Indenture"), dated as of May 1, 1993, between Compass and JPMorgan Chase Bank (formerly known as Chemical Bank), as trustee (the "Subordinated Trustee"), to be supplemented by a supplemental indenture. The Senior Indenture and the Subordinated

Indenture are collectively referred to herein as the "Indentures." References to the "Trustee" shall mean the Senior Trustee or the Subordinated Trustee, as applicable.

The statements which follow under this caption are brief summaries of certain provisions contained in the Indentures, do not purport to be complete and are qualified in their entirety by reference to all the provisions of the applicable Indenture, copies of which have been filed with the Commission as exhibits to the registration statement of which this prospectus is a part. Whenever defined terms are used but not defined such terms shall have the meanings ascribed to them in the applicable Indenture, it being intended that defined terms shall be incorporated herein by reference. References to Sections and Articles are references to Sections and Articles in both Indentures unless otherwise indicated.

Neither Indenture limits the aggregate principal amount of Debt Securities which may be issued and each Indenture provides that Debt Securities of any series may be issued thereunder up to the principal amount which may be authorized from time to time by Compass. Neither the Indentures nor the Debt Securities will limit or otherwise restrict the amount of other indebtedness which may be incurred or the other securities which may be issued by Compass or any of its affiliates.

Because Compass is a holding company, the rights of its creditors, including the holders of the Debt Securities, to share in the distribution of the assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors (including, in the case of the Subsidiary Banks, their depositors), except to the extent that Compass may itself be a creditor with recognized claims against the subsidiary. In addition, there are certain regulatory limitations on the payment of dividends and on loans and other transfers to Compass by the Subsidiary Banks. Also, federal banking agencies may seek to assess bank holding companies for the costs of disposing of any failed bank subsidiaries. See "SUPERVISION AND REGULATION."

Reference is made to the applicable prospectus supplement which will describe the following terms of the Offered Debt Securities:

(a) the title of the Offered Debt Securities;

(b) any limit on the aggregate principal amount of the Offered Debt Securities;

(c) whether the Offered Debt Securities are convertible into Compass Common Stock, or cash in lieu thereof, and if so, the terms and conditions upon which such conversion will be effected, including the initial conversion price or conversion rate and other conversion provisions;

(d) the date or dates on which the principal of (and premium, if any, on) the Offered Debt Securities is payable;

(e) the rate or rates, or the method of determination thereof, at which the Offered Debt Securities shall bear interest, if any, and the date or dates from which such interest shall accrue, the Interest Payment Dates on which such interest, if any, shall be payable and the Regular Record Date for the interest payable on any Interest Payment Dates;

(f) the Person to whom any interest on any offered Debt Securities shall be payable if other than the Person in whose name that security is registered at the close of business on the Regular Record Date for such interest;

(g) the place or places of payment of principal (and premium, if any) and interest on the Offered Debt Securities;

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(h) the period or periods within which or the date or dates on which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of Compass;

(i) the obligation, if any, of Compass to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(j) if other than denominations of $1,000, and any integral multiple thereof, the denominations in which the Offered Debt Securities shall be issuable;

(k) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof;

(l) any deletions from, modifications of or additions to Events of Default or covenants of Compass in the applicable Indenture;

(m) the form of the Offered Debt Securities;

(n) whether the Offered Debt Securities shall be issued in whole or in part in global form including Book-Entry Securities, and the Depositary for such global securities;

(o) the currency or currencies in which payment of principal (and premium, if any) and interest on the Offered Debt Securities will be payable, if other than U.S. dollars;

(p) if Compass will have the right to discharge its obligations under the applicable Indenture or cease to be obligated with respect to certain covenants of the applicable Indenture by the payment into trust of money and/or Government Obligations in an amount sufficient to pay all of the principal (and premium, if any) and interest on the Offered Debt Securities on the date such payments are due;

(q) any additional provisions permitting the acceleration of the maturity of the Offered Debt Securities; and

(r) any other terms of the Offered Debt Securities. (Sections 3.1 and 9.1)

Unless otherwise set forth in the applicable prospectus supplement, neither the Indentures nor the Offered Debt Securities will contain provisions which would afford holders of the Offered Debt Securities protection in the event of a takeover, recapitalization or similar restructuring involving Compass that could adversely affect such holders.

REGISTRATION AND TRANSFER

Unless otherwise indicated in the prospectus supplement relating thereto, the Offered Debt Securities will be issued only in fully registered form in denominations of $1,000 and any integral multiple thereof. (Section 3.2) Compass shall cause to be kept at the Corporate Trust Office of the Trustee a register in which Compass shall provide for the registration of Debt Securities and of transfers of Debt Securities. The Trustee will be the "Security Registrar" for the purpose of registering Debt Securities and transfers of Debt Securities. (Section 3.5)

Upon surrender for registration of transfer of any Debt Security of any series at the office or agency designated as a place of payment for that series, Compass shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Debt Securities of the same series, of any authorized denominations and of a like aggregate principal amount. Every Debt Security presented or surrendered for registration of transfer or for exchange shall (if so required by Compass or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to Compass and the Security Registrar duly executed by the holder thereof or his attorney duly authorized in writing. No service charge shall be made for any registration of transfer or exchange of Debt Securities, but Compass may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Debt Securities other than exchanges for temporary securities, securities modified to conform to supplemental indentures and securities redeemed in part not involving any transfer. (Section 3.5)

Compass, the Trustee and any agent of Compass or the Trustee may treat the Person in whose name an Offered Debt Security is registered as the owner of such Offered Debt Security for all purposes, including for the purpose of receiving payment of principal (and premium, if any) and interest on such Offered Debt Security. (Section 3.8)

GLOBAL SECURITIES

The Offered Debt Securities may be issued in whole or in part in global form (a "Global Security"). A Global Security will be deposited with, or on behalf of, a Depositary, which will be identified in the applicable prospectus supplement. Unless and until a Global Security is exchanged for a Debt Security in certificated form, a Global Security may not be transferred except as a whole by the Depositary for such series to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary. (Sections 2.4 and 3.5)

The specific terms of the depositary arrangement with respect to any Offered Debt Securities which are Global Securities will be described in the prospectus supplement relating thereto. Compass anticipates that the following provisions will generally apply to depositary arrangements.

Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("participants"). Such accounts will be designated by the underwriters or agents with respect to such Debt Securities or by Compass if such Debt Securities are offered and sold directly by Compass. Ownership of beneficial interests in a Global Security will be limited to participants of the applicable Depositary or persons that may hold interests through such participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of person other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of the beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global

Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities including, without limitation, for purposes of legal standing to enforce covenants thereunder. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under an Indenture. The Depositary may grant proxies and otherwise authorize participants to take any action which a holder is entitled to take under an Indenture. Compass understands that under existing industry practice, in the event that Compass requests any action of holders or a beneficial owner desires to take any action a holder is entitled to take, the Depositary would authorize the participants to take such action and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Payments of the principal of (and premium, if any, on) and interest on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. None of Compass, the Trustee for such Debt Securities, any Paying Agent, the Security Registrar for such Debt Securities or any agent for such persons will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Compass expects that the Depositary for Debt Securities or its nominee, upon receipt of any payment of principal (and premium, if any) or interest in respect of a Global Security representing any of such Debt Securities immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. Beneficial owners of the Global Securities that are not participants, directly or indirectly, will receive distributions of principal (and premium, if any) and interest in proportion to their beneficial ownership through participants. Consequently, any payments to such beneficial owners of the Global Securities will be subject to the terms, conditions and time of payment required by the Depositary and the participants, as applicable. Compass also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such participants. Compass expects that under the rules, regulations and procedures creating and affecting a Depositary and its operations, such Depositary will be required to make book-entry transfers among participants on whose behalf it acts with respect to the Global Securities and will be required to receive and transmit distributions of principal and interest on the Global Securities. Participants with which beneficial owners of the Global Securities have accounts similarly will be required to make book-entry transfers and receive and transmit such payments on behalf of their respective beneficial owners of the Global Securities. Accordingly, although beneficial owners of the Global Securities will not possess certificated Debt Securities, beneficial owners will receive payments and will be able to transfer their interests.

If at any time the Depositary for the Offered Debt Securities notifies Compass that it is unwilling or unable or has become ineligible to continue as Depositary for the Offered Debt Securities, Compass shall appoint a successor Depositary with respect to the Offered Debt Securities. If a successor Depositary for the Offered Debt Securities is not appointed by Compass within 90 days after Compass receives such notice or becomes aware of such ineligibility, Compass shall execute, and the Trustee, upon receipt of a Company Order for the authentication and delivery of certificated Offered Debt Securities of like tenor, shall authenticate and deliver the Offered Debt Securities in certificated form in an aggregate principal amount equal to the principal amount of the Global Security or Global Securities in exchange for such Global Security or Global Securities. (Section 3.5)

In the event that (i) Compass at any time and in its sole discretion determines that the Offered Debt Securities issued in the form of one or more Global Securities shall no longer be represented by such Global Security or Global Securities or (ii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time or both, would constitute an Event of Default with respect to the Securities of any series, Compass shall execute, and the Trustee, upon receipt of a Company Order for the authentication and delivery of certificated Offered Debt Securities of like tenor, shall authenticate and deliver Offered Debt Securities in certificated form and in an aggregate principal amount equal to the principal amount of the Global Security or Global Securities in exchange for such Global Security or Global Securities. (Section 3.5)

PAYMENT

Unless otherwise indicated in an applicable prospectus supplement, principal (and premium, if any) and interest on any Offered Debt Security will be payable, and the transfer of Debt Securities will be registrable, at the office or agency of Compass in New York, New York and at any other office or agency maintained by Compass for such purposes, except that at the option of Compass, interest may be paid by mailing a check to the address of the Person entitled thereto as it appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, payment of any installment of interest on Offered Debt Securities will be made to the Person in whose name that Offered Debt Security is registered at the close of business on the Regular Record Date for such interest payment. (Sections 3.1, 3.5 and 10.2)

SATISFACTION, DISCHARGE AND DEFEASANCE

The Indentures provide that, as to any series of Debt Securities to which the provisions described in this paragraph are made applicable, Compass will at its option either:

(a) be deemed to have paid and discharged the entire indebtedness represented by, and its obligations under, the Offered Debt Securities (except for certain obligations to register the transfer or exchange of the Offered Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Offered Debt Securities, to maintain an office or agency in respect of the Offered Debt Securities and to hold moneys for payment in trust) ("legal defeasance"); or

(b) cease to be under any obligation to comply with certain terms, provisions or conditions of the applicable Indenture and, with respect to Senior Debt Securities, to be released from its obligation concerning the restriction on sale or issuance of voting stock described under "Ownership of Voting Stock of a Principal Subsidiary Bank" (Section 10.8), or the terms, provisions or conditions of the Offered Debt Securities ("covenant defeasance"), in either case, if, among other things,

(i) Compass has paid or caused to be paid all other sums payable with respect to the outstanding Offered Debt Securities and Compass has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the satisfaction and discharge of the entire indebtedness on all of the outstanding Offered Debt Securities have been complied with;

(ii) Compass has deposited or caused to be deposited irrevocably with the Trustee as a trust fund specifically pledged as security for the benefit of the holders of the Offered Debt Securities, (x) dollars in an amount or (y) U.S. Government Obligations (which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal (including any premium) and interest, if any, under the Offered Debt Securities money in an amount) or (z) a combination of (x) and (y), sufficient to pay and discharge each installment of principal of (including any premium) and interest, if any, on the outstanding Offered Debt Securities on the dates such installments of interest or principal are due;

(iii) no Event of Default has occurred and is continuing on the date of such deposit;

(iv) such deposit will not cause the Trustee under the applicable Indenture to have any conflicting interest with respect to other securities of Compass;

(v) Compass shall have delivered an Opinion of Counsel to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such deposit or defeasance and will be subject to U.S. Federal income tax in the same manner as if such defeasance had not occurred; and

(vi) in the case of Subordinated Debt Securities, no default in the payment of principal of any Senior Indebtedness shall have occurred and be continuing and no other event of default with respect to any Senior Indebtedness shall have occurred and be continuing, permitting, after notice or lapse of time or both, the acceleration thereof. Such opinion, in the case of legal defeasance under clause (a) above, must refer to and be based upon a ruling of the Internal Revenue Service issued to Compass or published as a revenue ruling or upon a change in applicable U.S. Federal income tax law, in any such case after the date of the Indenture.

Compass may exercise its legal defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If Compass exercises its legal defeasance option, payment of such Debt Securities may not be accelerated because of an Event of Default. If Compass exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reference to the covenants noted under clause (b) above. In the event Compass omits to comply with its remaining obligations with respect to such Debt Securities under the applicable Indenture after exercising its covenant defeasance option and such Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the applicable Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, Compass will remain liable in respect of such payments. (Article 13 of the Senior Indenture and Article 14 of the Subordinated Indenture, respectively.)

EVENTS OF DEFAULT; WAIVER

The Senior Indenture (with respect to any series of Senior Debt Securities) and, unless otherwise provided in the applicable prospectus supplement, the Subordinated Indenture (with respect to any series of Subordinated Debt Securities) define an Event of Default as any one of the following events:

(a) default for 30 days in the payment of any interest upon any Offered Debt Security when it becomes due and payable (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions);

(b) default in the payment of the principal of (or premium, if any, on) any Offered Debt Security at its maturity (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions);

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(c) default in the deposit of any sinking fund payment, when and as due by the terms of the Offered Debt Security (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions);

(d) default in the performance, or breach, of any covenant or warranty of Compass (other than a covenant or warranty included in the applicable Indenture solely for the benefit of a series of Debt Securities other than the Offered Debt Securities in respect of which the Event of Default is being determined) which continues for 60 days after the holders of at least 25% in principal amount of outstanding Debt Securities have given written notice as provided in the applicable Indenture;

(e) certain events of bankruptcy, insolvency or reorganization of Compass or a Principal Subsidiary Bank;

(f) failure to pay when due the principal of, or acceleration of, any indebtedness for borrowed money in an aggregate principal amount exceeding $10 million of Compass or a Principal Subsidiary Bank if such acceleration is not annulled within ten (10) days after written notice as provided in the Senior Indenture; or

(g) any other Events of Default as may be specified in a prospectus supplement with respect to the Offered Debt Securities. (Section 5.1) An Event of Default under one series of Debt Securities will not necessarily be an Event of Default with respect to any other series of Debt Securities.

If an Event of Default occurs with respect to Debt Securities of any series, the Trustee under the applicable Indenture shall give the holders of Debt Securities of such series notice of such default; provided, however, that in the case of a covenant default, no such notice to holders shall be given until at least 30 days after the occurrence thereof. (Section 6.2)

The Indentures provide that if an Event of Default occurs and is continuing with respect to the outstanding Debt Securities of any series, then either the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, in the case of Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. Unless otherwise specified in the applicable prospectus supplements, the Subordinated Indenture will not permit acceleration of the payment of principal of the Subordinated Debt Securities upon a default in the payment of principal or interest or a default in the performance of any covenant or agreement contained in the Subordinated Debt Securities or the Subordinated Indenture. Accordingly, the Subordinated Trustee and the holders will not be entitled to accelerate the maturity of these Subordinated Debt Securities upon the occurrence of any of the Events of Default described above, except for those described in subparagraph (e). (Section 5.2 of the Subordinated Indenture)

At any time after a declaration of acceleration with respect to any Offered Debt Securities has been made before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in principal amount of the outstanding Offered Debt Securities, by written notice to Compass and the Trustee, may rescind and annul such declaration and its consequences if:

(i) Compass has paid to or deposited with the Trustee a sum sufficient to pay

(a) all overdue interest on all such Offered Debt Securities,

(b) the principal of (and premium, if any, on) any Offered Debt Securities which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates described for such Offered Debt Securities,

(c) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed for such Offered Debt Securities and

(d) all sums paid or advanced by the Trustee and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(ii) all Events of Default with respect to Offered Debt Securities, other than the nonpayment of the principal of Offered Debt Securities which have become due solely by such declaration of acceleration, have been cured or waived. No such rescission shall affect any subsequent default or impair any right consequent thereon. (Section 5.2)

The Indentures also provide that no holder of any of the Offered Debt Securities shall have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or trustee, or for any other remedy under the applicable Indenture, unless:

(i) such holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Offered Debt Securities,

(ii) the holders of not less than 25% in principal amount of the outstanding Offered Debt Securities shall have made written request to the Trustee to institute proceedings in its own name as Trustee,

(iii) such holder or holders have offered to the Trustee reasonable indemnity against costs, expenses and liabilities,

(iv) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding and

(v) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the holders of a majority in principal amount of the outstanding Offered Debt Securities. (Section 5.7)

In addition, the Indentures provide that the holders of not less than a majority in principal amount of the outstanding Offered Debt Securities may on behalf of all holders of such series waive any past default with respect to such series, except a default in the payment of the principal of (or premium, if any, on) or interest on any Offered Debt Securities, or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding Offered Debt Security. (Section 5.13)

CONSOLIDATION, MERGER OR SALE

The Indentures provide that Compass may merge or consolidate, or sell, lease, transfer or dispose of all or substantially all of its assets without the consent of the holders of any of the Outstanding Debt Securities, provided that:

(i) any successor or purchaser is a corporation organized under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes Compass' obligations on the Debt Securities under a supplemental indenture;

(ii) immediately after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing;

(iii) with respect to the Senior Indenture, if properties or assets of Compass become subject to a mortgage, pledge, lien, security interest or other encumbrance not permitted by the Senior Indenture, Compass or such successor Person, as the case may be, takes such steps as shall be necessary effectively to secure the Debt Securities equally and ratably with (or prior to) all indebtedness secured thereby; and

(iv) Compass has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating compliance with these provisions. (Section 8.1)

Upon any consolidation by Compass with, or merger by Compass into, any other Person or any conveyance, transfer or lease of the properties and assets of Compass substantially as an entirety in accordance with the preceding paragraph, the Person formed by such consolidation or into which Compass is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, Compass under the applicable Indenture, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under the applicable Indenture and the Debt Securities issued there under and may be liquidated and dissolved. (Section 8.2)

MODIFICATION OF THE INDENTURE

The Indentures provide that Compass and the Trustee may, without the consent of any holders of Debt Securities, enter into supplemental indentures for purposes, among other things, of:

(a) evidencing the succession of another Person to Compass and the assumption by any such successor of the covenants of Compass;

(b) adding to Compass' covenants or surrendering any of Compass' rights or powers;

(c) adding any additional Events of Default;

(d) adding to or changing any of the provisions of the applicable Indenture to such extent as shall be necessary to permit or facilitate the issuance of Debt Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons or to provide for uncertificated Debt Securities;

(e) changing or eliminating any of the provisions of the Indenture; provided, however, that any such change or elimination shall become effective only when there is no outstanding Offered Debt Security created prior to the execution of such supplemental indenture that is entitled to the benefit of such provision;

(f) securing the Debt Securities;

(g) establishing the form or terms of any of the Offered Debt Securities;

(h) evidencing and providing for the acceptance of appointments by a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the applicable Indenture as shall be necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or

(i) curing any ambiguity, correcting or supplementing any provision which may be inconsistent with any other provision, or making any other provisions with respect to matters or questions arising under the applicable Indenture; provided, however, that such action shall not adversely affect the interests of the holders of Debt Securities of any series in any material respect. (Section 9.1) The material provisions of any such supplemental indenture will be described in the prospectus supplement relating to any Offered Debt Securities affected by such provisions.

The Indentures also contain provisions permitting Compass and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Debt Securities of the affected series, to enter into supplemental indentures for the purpose of adding any provisions to or changing or eliminating any of the provisions of the Indentures or of modifying in any manner the rights of the holders of the Debt Securities under the Indentures, except that no supplemental indenture shall, without the consent of the holder of each outstanding Debt Security affected thereby, among other things:

(i) change the maturity of the principal of, or any installment of principal of or interest on, any such Debt Security, or reduce the principal amount thereof, or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the maturity thereof, or change the coin or currency of payment, or impair the right to institute suit for the enforcement of any such payment on or after the applicable maturity date; or

(ii) reduce the percentage in principal amount of the outstanding Debt Securities, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver; or

(iii) in the case of the Subordinated Indenture, modify the subordination provisions in a manner adverse to the holders of the Subordinated Debt Securities; or

(iv) with certain exceptions and provisions, modify the foregoing requirements. (Section 9.2)

LIMITATION ON SALE OR ISSUANCE OF CAPITAL STOCK OF A PRINCIPAL SUBSIDIARY BANK

The Senior Indenture contains a covenant by Compass that it will not, and will not permit any Subsidiary to, sell, assign, transfer, grant a security interest in or otherwise dispose of any shares of voting stock, or any securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of any Principal Subsidiary Bank or any Subsidiary owning, directly or indirectly, any shares of any Principal Subsidiary Bank and that it will not permit any Principal Subsidiary Bank or any Subsidiary owning, directly or indirectly, any shares of voting stock of any Principal Subsidiary Bank to issue any shares of any Principal Subsidiary Bank's voting stock or any securities convertible into, or options, warrants or rights to subscribe for or purchase shares of any Principal Subsidiary Bank's voting stock, except for sales, assignments, transfers, issuances, grants of security interests or other dispositions which:

(i) are for fair market value (as determined by the Board of Directors of Compass) and if, after giving effect thereto, Compass will own not less than 80% of the shares of voting stock of any Principal Subsidiary Bank or any such Subsidiary owning any shares of voting stock of any Principal Subsidiary Bank free and clear of any security interest;

(ii) are made

> > (x) in compliance with an order of a court or regulatory authority of competent jurisdiction,

> > (y) in compliance with a condition imposed by any such court or authority permitting the acquisition by Compass, directly or indirectly, of any other bank or entity the activities of which are legally permissible for a Person such as Compass or a Subsidiary to engage in, or

> > (z) in compliance with an undertaking made to such an authority in connection with an acquisition by Compass, directly or indirectly, of any bank or entity the activities of which are legally permissible for a Person such as Compass or a Subsidiary to engage in (provided that, in the case of clauses (y) and (z), the assets of the bank or entity being acquired and its consolidated Subsidiaries equal or exceed 75% of the assets of such Principal Subsidiary Bank or such Subsidiary owning, directly or indirectly, any shares of voting stock of such Principal Subsidiary Bank and its respective consolidated Subsidiaries on the date of acquisition), or

(iii) are made to Compass or any wholly-owned Subsidiary. Notwithstanding the foregoing, any Principal Subsidiary Bank may be merged into or consolidated with another banking institution organized under the laws of the United States, any State thereof or the District of Columbia, if, after giving effect to such merger or consolidation Compass or any wholly-owned Subsidiary owns at least 80% of the voting stock of such other banking institution then issued and outstanding free and clear of any security interest and if immediately after giving effect thereto, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing. (Section 10.8)

The foregoing restriction is not included in the Subordinated Indenture.

"Principal Subsidiary Bank" is defined in the Senior Indenture as any Subsidiary the total assets of which as set forth in the most recent statement of condition of such Subsidiary Bank equal 50% or more of the total consolidated assets of Compass and its Subsidiaries as determined from the most recent consolidated balance sheet of Compass and its Subsidiaries and includes Compass Bank.

CONVERSION

If any of the Offered Debt Securities are convertible into shares of Common Stock of Compass ("Convertible Debt Securities"), specific terms with respect to such Convertible Debt Securities, including the conversion price, will be set forth in the prospectus supplement relating thereto. Convertible Debt Securities may be presented for conversion to the conversion agent identified in the prospectus supplement relating thereto. Unless otherwise stated in the applicable prospectus supplement, the following provisions will generally apply to such Convertible Debt Securities.

The Convertible Debt Securities shall be convertible into the number of shares of Common Stock of Compass obtained by dividing the principal amount so to be converted by the conversion price. The right to convert a Convertible Debt Security, or portion thereof, shall begin on the date of the issuance of such Convertible Debt Security and shall terminate on the maturity of such Convertible Debt Security. The right to convert a Convertible Debt Security, or portion thereof, called for redemption or delivered for repurchase shall terminate on the Redemption Date or repurchase date. (Section 15.2)

Convertible Debt Securities surrendered for conversion during the period from any record date for such Convertible Debt Securities to the related Interest Payment Date (except Convertible Debt Securities called for redemption within such period) shall be accompanied by payment of an amount equal to the interest payable on the Convertible Debt Security being surrendered for conversion. No other payment or adjustment shall be made for interest or dividends upon conversion. (Section 15.3) Cash will be paid in lieu of the issuance of fractional shares of Common Stock upon conversion based on the then current market price of the Common Stock. (Section 15.4)

The conversion price shall be adjusted, with certain exceptions, in the event of:

(a) dividends (and other distributions) payable in Common Stock of Compass or subdivisions, combinations and reclassifications of Common Stock of Compass,

(b) the issuance to all holders of Common Stock of Compass of rights, options or warrants entitling them to subscribe for or purchase Common Stock of Compass at less than the current market price of the Common Stock,

(c) distributions to all holders of Common Stock of Compass of evidences of indebtedness, equity securities other than Common Stock of Compass or assets (other than cash paid from retained earnings of Compass), and

(d) distributions to all holders of Common Stock of Compass of rights, options or warrants for securities (other than those referred to in subsection (b) above). In addition to the foregoing adjustments, Compass will be permitted to make such reductions in the conversion price as it considers to be advisable in order that any stock dividend, subdivision of shares, distribution of rights or warrants to purchase stock or securities, or distribution of other assets (other than cash dividends made by Compass) will not be taxable. (Section 15.5)

No adjustment in the conversion price shall be required unless such adjustment would require an increase or decrease of at least 1% of the conversion price; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

In the case of any consolidation or merger of Compass with or into any other Person (with certain exceptions) or any sale or transfer of all or substantially all the assets of Compass, the holder of Convertible Debt Securities, after the consolidation, merger, sale or transfer, will have the right to convert such Convertible Debt Securities only into the kind and amount of securities, cash or other property which the holder would have been entitled to receive upon such consolidation, merger, sale or transfer, if the holder had held Common Stock issuable upon conversion of such Convertible Debt Securities immediately prior to such consolidation, merger, sale or transfer. (Section 15.5)

REGARDING THE TRUSTEE

Compass and its Subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of their businesses. In the event that Compass has outstanding Senior Debt Securities and Subordinated Debt Securities, the occurrence of a default under either of the Indentures could create a conflicting interest for the Trustee under the Trust Indenture Act of 1939, as amended (the "1939 Act"). If the default has not been cured or waived within 90 days after the Trustee has or acquires a conflicting interest, the Trustee generally is required by the 1939 Act to eliminate such conflicting interest or resign as Trustee with respect to the Senior Debt Securities or the Subordinated Debt Securities. In the event of the Trustee's resignation, Compass shall promptly appoint a successor Trustee with respect to the affected securities.

SENIOR DEBT SECURITIES

Senior Debt Securities will be issued under the Senior Indenture and will rank equally as to priority of payment with all other unsecured and unsubordinated debt of Compass.

SUBORDINATED DEBT SECURITIES

The payment of the principal of (and premium, if any, on) and interest on the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). In certain events of insolvency, the payment of the principal of (and premium, if any, on) and interest on the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, also be effectively subordinated in right of payment to the prior payment in full of all Other Financial Obligations (as defined below). Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of Compass, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of (and premium, if any, on) or interest on the Subordinated Debt Securities. (Section 13.2)

If, upon any such payment or distribution of assets to creditors, there remain, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, any amounts of cash, property or securities available for payment or distribution in respect of Subordinated Debt Securities (as defined in the Subordinated Indenture, "Excess Proceeds") and if, at such time, any person entitled to payment pursuant to Other Financial Obligations (as defined in the Subordinated Indenture, "Entitled Person") has payment in full of all amounts due or to become due on or in respect of such Other Financial Obligations then such Excess Proceeds shall first be applied to pay or provide for the payment in full of such Other Financial Obligations before any payment or distribution may be made in respect of the Subordinated Debt Securities. In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due thereon before the holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of (and premium, if any, on) or interest on the Subordinated Debt Securities. (Section 13.3)

Accordingly, in case of such acceleration, all Senior Indebtedness would have to be repaid before any payment could be made in respect of the Subordinated Debt Securities. No payments on account of the principal of (and premium, if any, on) or interest on the Subordinated Debt Securities or on account of the purchase or acquisition of Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Indebtedness, or an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. (Section 13.4)

By reason of such subordination, in the event of the insolvency of Compass, creditors of Compass who are not holders of Senior Indebtedness or of the Subordinated Debt Securities may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of the Subordinated Debt Securities.

Unless otherwise specified in the prospectus supplement relating to the particular series of Subordinated Debt Securities offered thereby, Senior Indebtedness is defined in the Subordinated Indenture to mean the principal of (and premium, if any, on) and interest on:

(a) all indebtedness of Compass for money borrowed (including indebtedness of others guaranteed by Compass), whether outstanding on the date of execution of the Indenture or thereafter created, assumed or incurred other than

      (i) the Subordinated Debt Securities, whether outstanding on the date of execution of the Subordinated Indenture or thereafter issued,

      (ii) Compass' existing subordinated indebtedness, if any, and

      (iii) such other indebtedness of Compass as by its terms is expressly stated to be not superior in right of payment to the Subordinated Debt Securities or to rank *pari passu* in right of payment with Subordinated Debt Securities and

(b) any amendments, renewals, extensions, modifications and refundings of any such Senior Indebtedness. (Section 1.1) For the purposes of this definition, "indebtedness for money borrowed" is defined as

      (i) any obligation of, or any obligation guaranteed by, Compass for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments and direct credit substitutes,

      (ii) any deferred payment obligation of, or any such obligation guaranteed by, Compass for the payment of the purchase price of property or assets evidenced by a note or similar instrument and

      (iii) any obligation of, or any such obligation guaranteed by, Compass for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of Compass under generally accepted accounting principles.

Unless otherwise specified in the prospectus supplement relating to the particular series of Subordinated Debt Securities offered thereby, the term "Other Financial Obligations" is defined in the Subordinated Indenture as all obligations of Compass to make payment pursuant to the terms of financial instruments, such as:

  (i) securities contracts and currency and foreign exchange contacts and

  (ii) derivative instruments, such as swap agreements (including interest rate and currency and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity options contracts, other than (x) obligations on account of Senior Indebtedness and (y) obligations on account of indebtedness for money borrowed ranking *pari passu* with or subordinate to the Subordinated Debt Securities. (Section 1.1)

The Subordinated Indenture will not limit or prohibit the incurrence of other indebtedness, including Senior Indebtedness and obligations of Compass in respect of Other Financial Obligations, that may be issued by Compass or any of its Subsidiaries. The prospectus supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

Unless otherwise specified in the applicable prospectus supplement, payment of the principal of the Subordinated Debt Securities may be accelerated only in the case of certain events of bankruptcy, insolvency or reorganization of Compass. Unless otherwise specified in the applicable prospectus supplement, there is no right of acceleration in the event of a default in the performance of any covenant with respect to the Subordinated Debt Securities, including the payment of principal or interest. See "DESCRIPTION OF DEBT SECURITIES — EVENTS OF DEFAULT; WAIVER".

DESCRIPTION OF WARRANTS

This section describes the general terms and provisions of the Warrants. The applicable prospectus supplement will describe the specific terms of the Warrants offered under that applicable prospectus supplement and any general terms outlined in this section that will not apply to those Warrants.

A form of Warrant agreement, including the form of Warrant certificate, is an exhibit to the registration statement of which this prospectus is a part.

Because this is a summary, it does not contain all of the details found in the full text of the Warrant agreement and the Warrant certificate. If you would like additional information you should read the form of Warrant agreement and the Warrant certificate relating to the applicable series of Debt Securities.

We may issue Warrants independently or, together with Debt Securities. The Warrants will be issued under Warrant agreements between us and a bank or trust company, as Warrant agent, all as stated in the applicable prospectus supplement. The Warrant agent will act solely as our agent in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants.

GENERAL

The applicable prospectus supplement will describe the terms of the Warrants offered in this prospectus, including the following, if applicable:

(i) the offering price,

(ii) the currencies in which the Warrants are being offered,

(iii) the title of the Warrants,

(iv) the designation, aggregate principal amount and terms of the Debt Securities for which the Warrants are exercisable and the procedures and conditions relating to the exercise of those Warrants,

(v) the designation and terms of any related Debt Securities with which the Warrants are to be issued and the number of the Warrants offered with each Debt Security,

(vi) the date, if any, on and after which the holder of the Warrants can transfer them separately from the related Debt Securities,

(vii) the principal amount of Debt Securities that can be purchased if a holder exercises each Warrant and the price at which the principal amount can be purchased upon exercise,

(viii) the date on which the right to exercise the Warrants will commence and the date on which this right will expire,

(ix) if the Debt Securities that can be purchased at the exercise of a Warrant are original issue discount Debt Securities, a discussion of the applicable U.S. Federal income tax consequences and

(x) whether the Warrant certificates representing the Warrants will be issued in registered or bearer form, and if registered, where they are transferred and registered.

A holder can exchange Warrant certificates for new Warrant certificates of different authorized denominations, and can exercise his or her Warrants at the corporate trust office of the Warrant agent or any other office indicated in the applicable prospectus supplement. Holders of Warrants will not have any of the rights of holders of the Debt Securities that can be purchased if a holder exercises the Warrant and will not be entitled to payments of principal of (and premium, if any, on) or interest on, the underlying Debt Securities before they exercise their Warrants.

Each Warrant entitles the holder of that Warrant to purchase the principal amount of Debt Securities at the price stated, or determinable in the applicable prospectus supplement. A holder can exercise Warrants during the period(s) stated in the applicable prospectus supplement. After the close of business on the expiration date, unexercised Warrants will become void.

A holder can exercise Warrants as stated in the applicable prospectus supplement relating to the Warrants. We will, as soon as practicable, forward to you the Debt Securities purchased upon exercise. If less than all of the Warrants represented by the Warrant certificates are exercised, a new Warrant certificate will be issued for the remaining Warrants.

BOOK-ENTRY ISSUANCE

Depository Trust Company ("DTC") will act as securities depositary for all of the Debt Securities, unless otherwise referred to in the prospectus supplement relating to an offering of Debt Securities. The Debt Securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global certificates will be issued for the Debt Securities, representing in the aggregate the total number of Debt Securities and will be deposited with DTC.

DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with Direct Participants, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

Purchases of Debt Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Debt Securities. Transfers of ownership interests in the Debt Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued.

DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners and the voting rights of Direct Participants, Indirect Participants and Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to Cede & Co. as the registered holder of the Debt Securities. If less than all of the Debt Securities are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each Direct Participant to be redeemed.

Although voting with respect to the Debt Securities is limited to the holders of record of the Debt Securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Debt Securities. Under its usual procedures, DTC would mail an omnibus proxy (the "Omnibus Proxy") to the relevant Trustee as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts such Debt Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Distribution payments on the Debt Securities will be made by the relevant Trustee to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC, the relevant Trustee, the Trust thereof or Compass, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of Distributions to DTC is the responsibility of the relevant Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depositary with respect to any of the Debt Securities at any time by giving reasonable notice to the relevant Trustee and Compass. In the event that a successor securities depositary is not obtained, definitive Debt Securities certificates representing such Debt Securities are required to be printed and delivered. Compass, at its option, may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After a Debenture

Event of Default, the holders of a majority in liquidation preference of Debt Securities may determine to discontinue the system of book-entry transfers through DTC. In any such event, definitive certificates for such Debt Securities will be printed and delivered.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Trusts and Compass believe to be accurate, but the Trusts and Compass assume no responsibility for the accuracy thereof. Neither the Trusts nor Compass has any responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

PLAN OF DISTRIBUTION

The securities may be sold in a public offering to or through underwriters or dealers designated from time to time. Compass may sell its securities as soon as practicable after effectiveness of the registration statement of which this prospectus forms a part. The names of any underwriters or dealers involved in the sale of the securities in respect of which this prospectus is delivered, the amount or number of securities to be purchased by any such underwriters and any applicable commissions or discounts will be set forth in the applicable prospectus supplement.

Underwriters may offer and sell securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters.

Any underwriting compensation paid by Compass to underwriters in connection with the offering of securities, and any discounts, concessions or commissions allowed by such underwriters to participating dealers, will be described in an accompanying prospectus supplement. Underwriters and dealers participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of such securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters and dealers may be entitled, under agreement with Compass, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by Compass for certain expenses.

Underwriters and dealers may engage in transactions with, or perform services for, Compass and/or any of their affiliates in the ordinary course of business.

Except as otherwise states in the applicable prospectus supplement, the securities, except for Common Stock, will be new issues of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Such securities may or may not be listed on a national securities exchange or the Nasdaq National Market. No assurance can be given as to the liquidity of or the existence of trading markets for any securities.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, some legal matters concerning the securities will be passed upon for Compass by Balch & Bingham LLP, 1901 Sixth Avenue North, Suite

27

2600, Birmingham, Alabama 35203. Certain matters relating to U.S. Federal income tax considerations will also be passed upon for Compass by Balch & Bingham LLP.

EXPERTS

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The consolidated financial statements of Compass Bancshares, Inc. incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto and are included in this document in reliance upon the authority of said firm as experts in giving said reports.

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Information in this prospectus is not complete and may be changed. Compass Bancshares, Inc. may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where an offer or sale is not permitted.

Subject to completion, dated March [____], 2002

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Prospectus supplement (to prospectus dated March [____], 2002)

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[_____]

COMPASS TRUST III
[____]% Capital Securities
(Liquidation Amount $25 per Capital Security)

fully and unconditionally
guaranteed, as described herein, by

COMPASS BANCSHARES, INC.

_____

A brief description of the [____]% Capital Securities can be found under "Summary Information – Q&A" in this prospectus supplement.

Compass Trust III has applied to list the Capital Securities on the New York Stock Exchange under the symbol "CBG". If approved, trading of the Capital Securities is expected to commence within thirty (30) days after Compass Trust III issues the Capital Securities.

You are urged to carefully read the "Risk Factors" section beginning on page S-6 of this prospectus supplement, where specific risks associated with these [____]% Capital Securities are described, along with the other information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts or deposits or other obligations of a bank, are not guaranteed by Compass Bank or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks, including possible loss of principal.

_____

	Per Capital Security	Total
Public offering price	$25.00	$[____]
Underwriting commissions to be paid by Compass Bancshares, Inc.	(1)	(1)
Proceeds to Compass Trust III	$25.00	$[____]

_____

(1)   Underwriting commissions of $[_____] per Capital Security, or $[____] for all [____]% Capital Securities, will be paid by Compass Bancshares, Inc.

The underwriters also may purchase up to an additional [_____] Capital Securities within thirty (30) days from the date of this prospectus supplement to cover over-allotments.

Compass Bancshares, Inc. expects that the [____]% Capital Securities will be ready for delivery in book-entry form only through The Depository Trust Company on or about [_____], 2002.

Joint Book-Running Managers

MERRILL LYNCH & CO   **SALOMON SMITH BARNEY**

The date of this prospectus supplement is March [____], 2002

TABLE OF CONTENTS

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement describes the specific terms of the Capital Securities, Junior Subordinated Debt Securities and Guarantee and supplements the description of each of those securities included in the attached prospectus. You should rely on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone else to provide you with different information. If anyone else provides you with information with different or inconsistent information, you should not rely on it. If information in this prospectus supplement is inconsistent with the attached prospectus, this prospectus supplement supersedes the information in the attached prospectus.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
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Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to "Compass", "we", "us" or "our" or similar references mean Compass Bancshares, Inc. and any reference to the "Trust" means Compass Trust III.

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SUMMARY INFORMATION – Q&A

This summary provides a brief overview of the key aspects of Compass and the [___]% Capital Securities. You should carefully read this prospectus supplement and the accompanying prospectus to understand fully the terms of the Capital Securities as well as the tax and other considerations that are important to you in making a decision about whether to invest in the Capital Securities. You should pay particular attention to the "Risk Factors" section beginning on page S-6 of this prospectus supplement to determine whether an investment in the Capital Securities is appropriate for you. Unless otherwise indicated, the information provided in this prospectus supplement assumes that the underwriters have not exercised their over-allotment option.

What are the Capital Securities?

Each Capital Security represents an undivided beneficial interest in the assets of the Trust. Each Capital Security will entitle the holder to receive quarterly cash distributions as described in this prospectus supplement. The Trust is offering [_______] Capital Securities at a price of $25 per Capital Security.

Who is Compass Trust III?

The Trust is a Delaware business trust formed by Compass for the sole purpose of issuing the Capital Securities and investing in the Junior Subordinated Debt Securities. Its principal place of business is 15 South 20th Street, Birmingham, Alabama 35233, and its telephone number is (205) 297-3000.

All of the Common Securities of the Trust will be owned by Compass. The Trust will use the proceeds from the sale of the Capital Securities and the Common Securities to buy a series of [___]% Junior Subordinated Debt Securities due [_______], 2032 from Compass with the same financial terms as the Capital Securities.

Who is Compass Bancshares, Inc.?

Compass is a multi-state financial services company with assets of approximately $23.0 billion. Compass provides a full line of customer and commercial banking services to its customers through its 341 bank offices in Texas, Alabama, Arizona, Florida, Colorado, New Mexico and Nebraska. See "Compass Bancshares, Inc." below.

Compass is incorporated under the laws of the State of Delaware. The principal executive offices of Compass are located at 15 South 20th Street, Birmingham, Alabama 35233, and its telephone number is (205) 297-3000.

When Will You Receive Distributions on the Capital Securities?

The Trust's only source of cash to make payments on the Capital Securities is payments on the Junior Subordinated Debt Securities it purchases from Compass. If you purchase the Capital Securities, you are entitled to receive cumulative cash distributions at an annual rate of [___]% of the liquidation amount of $25 per Capital Security. Distributions will accumulate from the date the Trust issues the Capital Securities and will be paid quarterly in arrears on [______], [______], [______] and [______] of each year, beginning [______], 2002.

When Will Payment of Your Distributions be Deferred?

If Compass defers interest payments on the Junior Subordinated Debt Securities, the Trust generally will defer distributions on the Capital Securities. A deferral may be for up to twenty (20) consecutive quarterly

periods. A deferral of distributions cannot extend, however, beyond [_____], 2032 the stated maturity of the Junior Subordinated Debt Securities.

During any period in which Compass defers interest payments on the Junior Subordinated Debt Securities, subject to certain exceptions, Compass may not:

- declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of Compass' capital stock or make any guarantee payments relating to the foregoing; or

- make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of Compass that rank equal with or junior to the Junior Subordinated Debt Securities.

When Can Compass Redeem the Capital Securities?

The Trust must redeem all of the outstanding Capital Securities on [_____], 2032. Some or all of the Capital Securities may be redeemed at par before [_____] 2032 on one or more occasions any time on or after [_____] 2007. Also, the Capital Securities may be redeemed, in whole but not in part, at any time if certain changes in tax, investment company or bank regulatory law or interpretations occur and certain other conditions are satisfied. Compass may need regulatory approval to redeem the Capital Securities. See the "Certain Terms of the Capital Securities – Redemption Upon a Special Event " section of this prospectus supplement.

If Compass redeems any Junior Subordinated Debt Securities before their maturity, the Trust will use the cash received upon the redemption to redeem, on a *pro rata* basis, Capital Securities and Common Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Junior Subordinated Debt Securities redeemed.

What is the Guarantee of Compass Bancshares, Inc. of the Capital Securities?

Compass' Guarantee of the Capital Securities consists of:

- its obligations to make payments on the Junior Subordinated Debt Securities;

- its obligations under the Guarantee of the Capital Securities; and

- its obligations under the Trust's Amended and Restated Trust Agreement, which sets forth the terms of the Trust.

Compass has irrevocably guaranteed that if a payment on the Junior Subordinated Debt Securities is made to the Trust but, for any reason, the Trust does not make the corresponding distribution or redemption payment to the holders of the Capital Securities, then Compass will make the payments directly to the holders of the Capital Securities or cause the Trust to make the payments. The Guarantee will not cover payments when the Trust does not have sufficient funds to make payments on the Capital Securities. Compass' obligations under the Guarantee are subordinated as described in "Description of Guarantees" in the accompanying prospectus.

For a description of the Guarantee, see "Description of Guarantees " in the accompanying prospectus.

When Could the Junior Subordinated Debt Securities be Distributed to You?

Compass has the right to dissolve the Trust at any time. If Compass dissolves the Trust, the Trust will redeem the Capital Securities by distributing the Junior Subordinated Debt Securities to holders of the Capital Securities and the Common Securities on a pro rata basis. If the Junior Subordinated Debt Securities are distributed, Compass will use its best efforts to list the Junior Subordinated Debt Securities on the New York Stock Exchange or any other exchange on which the Capital Securities are then listed.

Will the Capital Securities be Listed on a Stock Exchange?

The Trust has applied to list the Capital Securities on the New York Stock Exchange under the symbol "CBG". If the Capital Securities are approved for listing, the Trust expects the Capital Securities to begin trading on the New York Stock Exchange within thirty (30) days after they are first issued.

Will Holders of the Capital Securities Have Any Voting Rights?

Generally, the holders of the Capital Securities will not have any voting rights. See the "Certain Terms of the Capital Securities – Voting Rights; Remedies" section of this prospectus supplement.

In What Form Will the Capital Securities be Issued?

The Capital Securities will be represented by one or more Global Securities that will be deposited with and registered in the name of The Depository Trust Company ("DTC") or its nominee. This means that you will not receive a certificate for your Capital Securities and that your broker will maintain your position in the Capital Securities. The Trust expects that the Capital Securities will be ready for delivery through DTC on or about [_____], 2002.

RISK FACTORS

Before purchasing any Capital Securities, you should read carefully this prospectus supplement the accompanying prospectus and the documents incorporated by reference herein and pay special attention to the following risk factors.

Because the Trust will rely solely on the payments it receives on the Junior Subordinated Debt Securities to fund all payments on the Capital Securities, and because the Trust may distribute the Junior Subordinated Debt Securities in exchange for the Capital Securities, you are making an investment decision regarding the Junior Subordinated Debt Securities as well as the Capital Securities. You should carefully review the information in this prospectus supplement and the accompanying prospectus about the Capital Securities, the Guarantee and the Junior Subordinated Debt Securities.

Holders of our senior indebtedness will get paid before we make payments on the Junior Subordinated Debt Securities or the Guarantee.

Our obligations to you under the Junior Subordinated Debt Securities and the Guarantee will be junior in right of payment to all of our existing and future senior debt under "Description of Junior Subordinated Debt Securities – Subordination" in the accompanying prospectus. This means that we cannot make any payments on the Junior Subordinated Debt Securities or the Guarantee if we are in default on any of our senior debt. In the event of our bankruptcy, liquidation or dissolution, our assets must be used to pay off our senior obligations in full before any payments may be made on the Junior Subordinated Debt Securities or the Guarantee. The Indenture pursuant to which the Junior Subordinated Debt Securities will be issued, the Guarantee, the Certificate of Trust which created Compass Trust III and the Amended and Restated Trust Agreement, do not limit our ability to incur additional senior debt.

For more information, see the "Certain Terms of the Junior Subordinated Debt Securities — Ranking" section of this prospectus supplement and the "Description of the Guarantee — Status of the Guarantees" section of the accompanying prospectus.

Our results of operations depend upon the results of operations of our subsidiaries.

We are a holding company that conducts substantially all of our operations through our banking and other subsidiaries. As a result, our ability to make payments on the Junior Subordinated Debt Securities and the Guarantee will depend primarily upon the receipt of dividends and other distributions from our subsidiaries.

There are various regulatory restrictions on the ability of our banking subsidiaries to pay dividends or make other payments to us. In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary's liquidation or otherwise, and thus your ability as a holder of the Capital Securities to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, the Capital Securities will effectively be subordinated to all existing and future liabilities and obligations of our subsidiaries. Therefore, holders of the Capital Securities should look only to our assets for payments on the Capital Securities. Further, the Junior Subordinated Debt Securities and the Guarantee also will be effectively subordinated to all existing and future obligations of our subsidiaries.

If we do not make payments on the Junior Subordinated Debt Securities, the Trust will not be able to pay distributions and other payments on the Capital Securities and the Guarantee will not apply.

The Trust's ability to make timely distribution and redemption payments on the Capital Securities is completely dependent upon our making timely payments on the Junior Subordinated Debt Securities. If we default on the Junior Subordinated Debt Securities, the Trust will lack funds for the payments on the Capital Securities. If this happens, holders of Capital Securities will not be able to rely upon the Guarantee for payment of such amounts because the Guarantee only guarantees that we will make distribution and redemption payments on the Capital Securities if the Trust has the funds to do so itself but does not. Instead, you or the Property Trustee may proceed directly against us for payment of any amounts due on the Capital Securities.

For more information, see below under the caption "Certain Terms of the Capital Securities — Trust Enforcement Events" in this prospectus supplement.

Distributions on the Capital Securities could be deferred, which may cause the market price for the Capital Securities to be volatile. In addition, you may have to include interest in your taxable income before you receive cash.

As long as we are not in default on the Junior Subordinated Debt Securities, we can, on one or more occasions, defer interest payments on the Junior Subordinated Debt Securities for up to twenty (20) consecutive quarterly periods, but not beyond the maturity date of the Junior Subordinated Debt Securities. Because interest payments on the Junior Subordinated Debt Securities fund the distributions on the Capital Securities, each such deferral would result in a corresponding deferral of distributions on the Capital Securities.

We do not intend to defer interest payments on the Junior Subordinated Debt Securities. However, if we do so in the future, the Capital Securities may trade at a price that does not reflect fully the value of the

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accrued but unpaid distributions. If you sell the Capital Securities during an interest deferral period, you may not receive the same return on investment as someone else who continues to hold the Capital Securities. Even if we do not elect to defer interest payments, our right to defer interest payments on the Junior Subordinated Debt Securities could mean that the market price for the Capital Securities may be more volatile than that of other securities without interest deferral rights.

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If we defer interest payments on the Junior Subordinated Debt Securities, you will be required to accrue interest income for United States federal income tax purposes in respect of your proportionate share of the accrued but unpaid interest on the Junior Subordinated Debt Securities held by the Trust, even if you normally report income when received. As a result, you will be required to include the accrued interest in your gross income for United States federal income tax purposes prior to your receiving any cash distribution. If you sell your Capital Securities prior to the record date for the first distribution after a deferral period, you will never receive the cash from us related to the accrued interest that you reported for tax purposes. You should consult with your own tax advisor regarding the tax consequences of an investment in the Capital Securities.

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For more information regarding the tax consequences of purchasing the Capital Securities, see the "United States Federal Income Tax Consequences — Interest Income and Original Issue Discount" section and the "United States Federal Income Tax Consequences — Sales of Capital Securities or Redemption of Junior Subordinated debt securities" section of this prospectus supplement.

The Capital Securities may be redeemed prior to maturity. You may be taxed on the proceeds and you may not be able to reinvest the proceeds at the same or a higher rate of return.

Subject to receipt of any necessary approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Junior Subordinated Debt Securities (and therefore the Capital Securities) may be redeemed in whole or in part on one or more occasions any time on or after [   ], 2007 or in whole but not in part upon the occurrence of certain special events relating to changes in tax law, the Investment Company Act of 1940, as amended (the "Investment Company Act") or the treatment of the Capital Securities for bank regulatory capital purposes. The redemption price for the Junior Subordinated Debt Securities would be equal to 100% of the principal amount plus accrued and unpaid interest. If such a redemption happens, the Trust must use the redemption price it receives to redeem on a pro rata basis Capital Securities and Common Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Junior Subordinated Debt Securities redeemed.

The redemption of the Capital Securities would be a taxable event to you for United States federal income tax purposes.

You should assume that Compass will exercise its optional redemption right if it is able to refinance at a lower rate or it is otherwise in the interest of Compass to redeem the Junior Subordinated Debt Securities. In this situation, you may not be able to reinvest the money that you receive in the redemption at a rate that is equal to or higher than the rate of return on the Capital Securities.

Federal banking authorities may restrict the Trust's ability to make distributions on or redeem the Capital Securities.

Federal banking authorities will have the right to examine the Trust and its activities because the Trust is our subsidiary. Under certain circumstances, including any determination that our relationship to the Trust would result in an unsafe and unsound banking practice, these banking authorities have the authority to issue orders which could restrict the Trust's ability to make distributions on or to redeem the Capital Securities.

There can be no assurance as to the market prices for the Capital Securities or the Junior Subordinated Debt Securities; therefore, you may suffer a loss.

The Trust has applied to list the Capital Securities on the New York Stock Exchange. If approved, trading is expected to commence within thirty (30) days after the Capital Securities are first issued. You should be aware that the listing of the Capital Securities will not necessarily ensure that an active trading market will be available for the Capital Securities.

The Trust and Compass cannot give you any assurance as to the market prices for the Capital Securities or the Junior Subordinated Debt Securities that may be distributed in exchange for Capital Securities. Accordingly, the Capital Securities that an investor may purchase, whether pursuant to the offer made by this prospectus supplement or in the secondary market, or the Junior Subordinated Debt Securities that a holder of Capital Securities may receive in exchange for Capital Securities, may trade at a discount to the price that the investor paid to purchase the Capital Securities. As a result of the right to defer payments on the Capital Securities, the market price of the Capital Securities may be more volatile than the market prices of other securities to which such optional deferrals do not apply.

There could be an adverse tax consequence to you if Compass terminates the Trust and distributes the Junior Subordinated Debt Securities to holders.

Compass has the right to terminate the Trust at any time, so long as it obtains any required regulatory approval. If Compass decides to exercise its right to terminate the Trust, the Trust will redeem the Capital Securities and Common Securities by distributing the Junior Subordinated Debt Securities to holders of the Capital Securities and Common Securities on a pro rata basis.

Under current United States federal income tax law, a distribution of Junior Subordinated Debt Securities to you on the dissolution of the Trust should not be a taxable event to you. However, if the Trust is characterized for United States federal income tax law purposes as an association taxable as a corporation at the time it is dissolved or if there is a change in law, the distribution of Junior Subordinated Debt Securities to you may be a taxable event to you.

There may be no trading market for the Junior Subordinated Debt Securities if the Trust distributes them to you.

Although Compass will use its best efforts to list the Junior Subordinated Debt Securities on the New York Stock Exchange, or any other exchange on which the Capital Securities are then listed, if they are distributed, Compass cannot assure you that the Junior Subordinated Debt Securities will be approved for listing or that a trading market will exist for those securities.

We generally will control Compass Trust III because your voting rights are very limited.

You will only have limited voting rights. In particular, you may not elect and remove any Trustees, except when there is a default under the Junior Subordinated Debt Securities. If such a default occurs, a majority in liquidation amount of the holders of the Capital Securities would be entitled to remove or appoint the Property Trustee and the Delaware Trustee.

For more information, see below under the caption "Compass Trust III" in this prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are based on Compass' management's beliefs and assumptions and on information currently available to Compass' management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, those discussed elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement. You should not put undue reliance on any forward-looking statements. Compass does not have any intention or obligation to update forward-looking statements after it distributes this prospectus supplement.

COMPASS BANCSHARES, INC.

We are a bank holding company registered under the Bank Holding Company Act of 1956 (the "BHC Act") and are incorporated in Delaware. We are also a financial holding company under the BHC Act. We operate 341 banking offices located in Texas, Alabama, Arizona, Florida, Colorado, New Mexico and Nebraska. In addition, we operate loan production offices in Georgia, the metropolitan area of the District of Columbia and Tennessee. At December 31, 2001, we and our subsidiaries had consolidated assets of $23.0 billion, consolidated deposits of $13.7 billion and total shareholders' equity of $1.7 billion.

Our banking subsidiaries ("Subsidiary Banks") are engaged in general commercial banking business, principally in domestic markets. They provide banking services customary for full service banks of similar size and character. Such services include receiving demand and time deposits, making personal and commercial loans and furnishing personal and commercial checking accounts. Through other subsidiaries, we offer our customers a variety of fiduciary services, including portfolio management and the administration and investment of funds of estates, trusts and employee benefit plans. We also make available to our customers, as agent for a variety of insurance companies, term life insurance, fixed-rate annuities and other insurance products.

Our Subsidiary Banks provide correspondent banking services, including educational seminars and operational and investment services, to approximately 1,000 financial institutions located throughout the United States. The Subsidiary Banks distribute or make available a variety of investment services and products to institutional and individual investors including institutional sales, bond accounting, safekeeping and interest rate risk analysis services. The Subsidiary Banks also provide discount brokerage services, mutual funds and variable annuities to individuals and businesses. In addition, the Subsidiary Banks provide lease financing services to individuals and businesses.

Contact Information

Our executive offices are located at 15 South 20 th Street, Birmingham, Alabama, and our telephone number is (205) 297-3000.

If you would like to know more about Compass, you should read the documents incorporated by reference in this prospectus supplement as described under the section "Where You Can Find More Information".

WHERE YOU CAN FIND MORE INFORMATION

Compass files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that Compass files at the SEC's public reference facility, located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

The SEC allows Compass to "incorporate by reference" the information it files with the SEC, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Information that Compass files later with the SEC will automatically update information in this prospectus supplement and the accompanying prospectus. In all cases, you should rely on the later information over different information included in this prospectus supplement or the accompanying prospectus. Compass incorporates by reference its Annual Report on Form 10-K for the year ended December 31, 2001 and any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until this offering is completed.

You may request a copy of these filings, at no cost, by writing or telephoning Compass at the following address:

> Investor Relations
> Compass Bancshares, Inc.
> 15 South 20th Street
> Birmingham, Alabama 35233
> (205) 297-3000

SUPERVISION AND REGULATION

As a financial holding company and a bank holding company under the BHC Act, the Federal Reserve Board regulates, supervises and examines Compass. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to Compass, please refer to Compass' Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and any subsequent reports that Compass files with the SEC, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, Compass' earnings are affected by actions of the federal and state bank regulatory agencies that regulate us and our Subsidiary Banks, and the SEC, which regulates the activities of certain subsidiaries engaged in the securities business.

In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on Compass' business.

Depository institutions, like our Subsidiary Banks, also are affected by various federal laws, including those relating to consumer protection and similar matters. Compass also has other financial services subsidiaries regulated, supervised and examined by the Federal Reserve Board, as well as other relevant state and federal regulatory agencies and self-regulatory organizations. Compass' non-bank subsidiaries may be subject to other laws and regulations of the federal government or the various states in which they are authorized to do business.

COMPASS TRUST III

Purpose and Ownership of Compass Trust III

The Trust is a business trust organized under Delaware law by the trustees and us. The Trust was established solely for the following purposes:

- to issue the Capital Securities, which represent undivided beneficial ownership interests in the Trust's assets;

- to issue the Common Securities to us in a total liquidation amount equal to at least 3% of the Trust's total capital;

- to use the proceeds from the sale of its Capital Securities and Common Securities to purchase the Junior Subordinated Debt Securities from us; and

- to engage in other activities that are directly related to the activities described above, such as registering the transfer of the Capital Securities.

Because the Trust was established only for the purposes listed above, the Junior Subordinated Debt Securities will be the Trust's sole assets. Payments on the Junior Subordinated Debt Securities will be the Trust's sole source of income.

As issuer of the Junior Subordinated Debt Securities, Compass will pay:

- all fees, expenses and taxes related to the Trust and the offering of the Capital Securities and Common Securities; and

- all ongoing costs, expenses and liabilities of the Trust, except obligations to make distributions and other payments on the Common Securities and the Capital Securities except as provided under the Guarantee.

For so long as the Capital Securities remain outstanding, we will:

- own, directly or indirectly, all of the Common Securities;

- cause the Trust to remain a business trust and not to voluntarily dissolve, wind-up, liquidate or be terminated, except as permitted by the

Amended and Restated Trust Agreement as described below under "Certain Terms of the Capital Securities – Optional Liquidation of Compass Trust III and Distribution of Junior Subordinated Debt Securities";

- use our best efforts to ensure that the Trust will not be an "investment company" for purposes of the Investment Company Act; and

- take no action that would reasonably be likely to cause the Trust to be classified as other than a grantor trust for United States federal income tax purposes.

The Trustees

The business and affairs of the Trust will be conducted by its five (5) Trustees. The three (3) Administrative Trustees will be individuals who are employees of Compass. The fourth Trustee, JP Morgan Chase Bank, as Property Trustee, will hold title to the Junior Subordinated Debt Securities for the benefit of the holders of the Capital Securities and will have the power to exercise all the rights and powers of a registered holder of the Junior Subordinated Debt Securities. The fifth Trustee, Chase Manhattan Bank USA, National Association, as Delaware Trustee, maintains its principal place of business in Delaware and meets the requirements of Delaware law for Delaware business trusts. In addition, JP Morgan Chase Bank, as Guarantee Trustee, will hold the Guarantee for the benefit of the holders of the Capital Securities.

We have the sole right to appoint, remove and replace the Trustees of the Trust, unless an event of default occurs with respect to the Junior Subordinated Debt Securities. In that case, the holders of a majority in liquidation amount of the Capital Securities will have the right to remove and appoint the Property Trustee and the Delaware Trustee.

Additional Information

For additional information concerning the Trust, see "The Trusts" in the accompanying prospectus. The Trust will not be required to file any reports with the SEC after the issuance of the Capital Securities. As discussed below under the "ACCOUNTING TREATMENT" section of this prospectus supplement, we will provide certain information concerning the Trust and the Capital Securities in the financial statements included in our own periodic reports to the SEC.

Office of Compass Trust III

The executive office of the Trust is c/o Compass Bancshares, Inc., 15 South 20th Street, Birmingham, Alabama 35233, and its telephone number is (205) 297-3000.

USE OF PROCEEDS

The Trust will use the proceeds from the sale of its Capital Securities and Common Securities to purchase the Junior Subordinated Debt Securities from us. We intend to use all of the proceeds from the sale of the Junior Subordinated Debt Securities for general corporate purposes, which may include funding our operating units and subsidiaries, financing possible acquisition or business expansion, refinancing or extending the maturity of existing debt obligations, investments at the holding company level and stock repurchases.

ACCOUNTING TREATMENT

For financial reporting purposes, the Trust will be treated as our subsidiary, and its accounts will be included in our consolidated financial statements.

In our future financial reports, we will:

- present the Junior Subordinated Debt Securities as part of a separate line item on our consolidated balance sheets;

- record distributions payable on the Capital Securities as interest expense; and

- include a footnote in our consolidated financial statements stating, among other things, that the sole assets of the Trust are Junior Subordinated Debt Securities issued by us and providing information about the Capital Securities, the Junior Subordinated Debt Securities and the Guarantee.

REGULATORY TREATMENT

We are required by the Federal Reserve Board to maintain certain levels of capital for bank regulatory purposes. On October 21, 1996, the Federal Reserve Board announced that cumulative capital securities having the characteristics of the Capital Securities could be included as Tier 1 capital for bank holding companies, subject to certain limitations. Such Tier 1 capital treatment, together with our ability to deduct, for federal income tax purposes, interest payable on the Junior Subordinated Debt Securities, will provide us with a more cost-effective means of obtaining capital for bank regulatory purposes than other Tier 1 capital alternatives currently available to us.

CAPITALIZATION

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We provide in the table below our audited consolidated capitalization as of December 31, 2001 and unaudited as adjusted to reflect the issuance of the Capital Securities. You should read it together with the detailed information and our financial statements included in the documents incorporated by reference to this prospectus supplement and the accompanying prospectus. See the "WHERE YOU CAN FIND MORE INFORMATION" section in this prospectus supplement. The table also reflects adjustments for the issuance of the Capital Securities and our application of the proceeds from the sale of the Junior Subordinated Debt Securities to the Trust as described under the "USE OF PROCEEDS" section of this prospectus supplement assuming the transaction had occurred on December 31, 2001.

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	December 31, 2001	
	Actual	As Adjusted
	(Dollars in thousands)	
LONG-TERM DEBT:		
Senior debt		
Compass Bancshares, Inc.	—	—
Subsidiaries[1]	$3,295,380	$3,295,380
Total senior debt	3,295,380	3,295,380
Subordinated debt		
Compass Bancshares, Inc.	128,276	128,276
Subsidiaries	284,487	284,487
Total subordinated debt	412,763	412,763
Total long-term debt	$3,708,143	$3,708,143
Guaranteed preferred beneficial interest in Compass' junior subordinated deferrable interest debentures [2]	129,307	429,307
SHAREHOLDERS' EQUITY[3]		
Preferred stock		
Authorized – 25,000,000 shares; Issued — None	—	—
Common stock of $2 par value Authorized – 200,000,000 shares; Issued – 128,759,887	$ 257,520	$ 257,520
Surplus	160,441	160,441
Loans to finance stock purchases	(3,399)	(3,399)
Unearned restricted stock	(2,314)	(2,314)
Accumulated other comprehensive income	69,938	69,938
Treasury stock – 1,959,000 shares	(50,146)	(50,146)
Retained earnings	1,283,601	1,283,601
Total shareholders' equity	1,715,641	1,715,641
Total long-term debt and shareholders' equity	$5,553,091	$5,853,091

(1) These obligations are direct obligations of our subsidiaries and, as such, constitute claims against those subsidiaries prior to our equity interests.

(2) This line item reflects $104 million of guaranteed beneficial interests in Compass' junior subordinated deferrable beneficial interests, $18 million of Class B preferred stock issued by a subsidiary of Compass Bank and $7 million for the change in fair value of hedged capital securities at December 31, 2001 and the issuance of $300 million of our Junior Subordinated Debt Securities being offered hereby.

(3) During August 2001, Compass' Board of Directors authorized a stock repurchase program of up to 6.4 million shares of Compass' common stock. At December 31, 2001, the remaining buyback authority for Compass' common stock under the program totaled 4.4 million shares.

CONSOLIDATED EARNINGS RATIOS

The following table provides Compass' consolidated ratios of earnings to fixed charges:

	Years Ended December 31,				
	2001	**2000**	**1999**	**1998**	**1997**
Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends					
Including interest on deposits	1.58	1.44	1.53	1.48	1.48
Excluding interest on deposits	2.44	2.36	2.65	2.65	2.90
Consolidated Ratio of Earnings to Combined Fixed Charges					
Including interest on deposits	1.58	1.44	1.53	1.49	1.49
Excluding interest on deposits	2.44	2.36	2.69	2.72	3.01

The ratio of earnings to fixed charges is computed by dividing income from continuing operations before income taxes and fixed charges (excluding capitalized interest), as adjusted for some equity method investments, by fixed charges. Fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount, and expense and a portion of rentals determined to be representative of interest. To compute the ratio of earnings to combined fixed charges and preferred stock dividends, fixed charges are then combined with preferred stock dividend requirements, adjusted to a pretax basis on our outstanding preferred stock.

SELECTED FINANCIAL DATA

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The following selected consolidated financial data for and as of the years ended December 31, 1997 through 2001 are derived from Compass' consolidated financial statements for those years, which have been audited by Arthur Andersen LLP. You should read the table below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Compass' consolidated financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

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	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(in Thousands Except Per Share Data)				
Summary of Operations					
Total interest income	$1,517,721	$1,515,569	$1,317,239	$1,179,959	$1,089,352
Total interest expense	691,862	797,057	640,537	575,799	530,844
Net interest income	825,859	718,512	676,702	604,160	558,508
Provision for loan losses	106,241	65,578	35,201	39,995	33,220
	719,618	652,934	641,501	564,165	525,288
Total noninterest income	376,378	305,196	247,015	227,163	196,167
Total noninterest expense	685,770	599,285	542,527	506,486	456,385
Net income before income tax expense	410,226	358,845	345,989	284,842	265,070
Income tax expense	139,829	117,222	117,021	93,629	92,397
Net income	$ 270,397	$ 241,623	$ 228,968	$ 191,213	$ 172,673
Per Common Share					
Basic	$ 2.13	$ 1.91	$ 1.84	$ 1.55	$ 1.41
Diluted	2.11	1.90	1.82	1.52	1.38
Dividends per share	0.92	0.88	0.80	0.70	0.63
Book value	13.53	11.82	10.13	9.88	8.96

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	December 31,				
	2001	2000	1999	1998	1997
	(in Thousands)				
Balance Sheet					
Loans	$13,707,286	$12,258,754	$11,558,678	$10,538,840	$ 9,868,769
Total earning assets	21,019,047	18,949,369	17,549,879	16,405,159	13,886,240
Managed loans	15,926,420	14,392,790	12,912,124	11,346,247	9,868,769
Total assets	23,015,000	20,877,160	19,152,848	17,940,640	15,370,950
Total deposits	13,735,245	14,825,377	13,653,969	12,569,329	11,311,287
Shareholders' equity	1,715,641	1,510,004	1,254,929	1,248,676	1,113,984
Selected Ratios					
Return on average assets	1.23%	1.22%	1.25%	1.20%	1.17%
Return on average equity	16.32	17.85	18.27	16.12	16.41
Net charge-offs to average equity	0.62	0.47	0.27	0.34	0.30
Allowance for loan losses as a percentage of EOP loans	1.40	1.36	1.31	1.34	1.41
Total nonperforming assets as a percentage of loans and ORE	0.67	0.83	0.72	0.54	0.40
Capital and Other Ratios					
Tier I capital to risk weighted assets	8.27%	8.33%	8.14%		
Total qualifying capital	10.94	11.24	11.49		
Leverage ratio	6.71	6.90	6.56		
Tangible leverage ratio	6.66	6.84	6.48		
Average shareholders' equity to average total assets	7.53	6.84	6.82		
Net interest margin	4.15	3.95	4.02		
Efficiency ratio	56.57	58.34	57.81		

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CERTAIN TERMS OF THE CAPITAL SECURITIES

We have summarized below certain terms of the Capital Securities. This summary supplements the general description of the Capital Securities in the "DESCRIPTION OF CAPITAL SECURITIES" section and elsewhere in the accompanying prospectus. To the extent that this summary is inconsistent with the description in the accompanying prospectus, you should rely on the summary below. This summary is not a complete description of all of the terms and provisions of the Capital Securities. For more information, we refer you to the Certificate of Trust, the form of the Amended and Restated Trust Agreement and the form of Capital Security Certificate (which will be substantially similar to the form of the Capital Securities), which we filed as exhibits to the registration statement of which the prospectus supplement and the accompanying prospectus are a part.

The Capital Securities represent undivided beneficial ownership interests in the assets of the Trust. The only assets of the Trust will be the Junior Subordinated Debt Securities. The Capital Securities will rank equally with the Common Securities except as described below under the caption "Subordination of Common Securities" in this section.

General

All of the Common Securities will be owned, directly or indirectly, by Compass. The Common Securities rank equally, and payments will be made on the Common Securities on a pro rata basis, with the Capital Securities. If a Trust Enforcement Event occurs and continues, however, the rights of the holders of the Common Securities to receive payment of periodic distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Capital Securities. The Amended and Restated Trust Agreement does not permit the issuance by the Trust of any securities other than the Capital Securities and the Common Securities or the incurrence of any indebtedness by the Trust.

Pursuant to the Amended and Restated Trust Agreement, the Property Trustee will hold title to the Junior Subordinated Debt Securities held by the Trust for the benefit of the holders of the Capital; Securities and the Common Securities. The payment of distributions out of money held by the Trust, and payments upon redemption of the Capital Securities or liquidation of the Trust out of money held by the Trust, are guaranteed by Compass to the extent described under the "Description of Guarantees" section of the accompanying prospectus. The Guarantee will be held by JP Morgan Chase Bank, the guarantee trustee, for the benefit of the holders of the Capital Securities. The Guarantee does not cover payment of distributions when the Trust does not have sufficient available funds to pay such distributions. In such event, the remedy of a holder of Capital Securities is to:

- vote to direct the Property Trustee to enforce the Property Trustee's rights under the Junior Subordinated Debt Securities; or

- if the failure of the Trust to pay distributions is attributable to the failure of Compass to pay interest or principal on the Junior Subordinated Debt Securities, sue Compass for enforcement of payment to such holder of the principal or interest on the Junior Subordinated Debt Securities having a principal amount equal to the aggregate liquidation amount of the Capital Securities of such holder on or after the respective due date specified in the Junior Subordinated Debt Securities.

Distributions

As an undivided beneficial owner in the Junior Subordinated Debt Securities, you will receive distributions on the Capital Securities that are cumulative and will accumulate from the date of issuance at the annual rate of [___]% of the liquidation amount of $25 for each Capital Security. Interest on the Junior Subordinated Debt Securities will accrue and, as a result, distributions on the Capital Securities will accumulate and will be payable quarterly in arrears on [_____], [_____], [_____] and [_____] of each year, beginning [_____], 2002. The amount of distributions payable for any period will be computed on the basis of a 360-day year comprised of twelve (12) 30-day months. The amount of distributions payable for any period shorter than a full quarterly period will be computed on the basis of a 30-day month and, for periods of less than a month, the actual number of days elapsed per 30-day month. As long as the Capital Securities are in the form of Global Securities, as is expected, the record date for determining who will receive distributions on the Capital Securities will be the business day preceding the payment date for such distributions; otherwise the record date will be the fifteenth day preceding the payment date for such distributions. For more information on global securities, see the caption "Global Securities; Book-Entry Issue" in this section, and under the caption "Book-Entry Issuance" in the accompanying prospectus.

Interest not paid when due will accrue additional interest at the annual rate of [____]% on the amount of unpaid interest, compounded quarterly. As a result, distributions not paid when due will accumulate additional distributions at the annual rate of [____]% on the amount of unpaid distributions, compounded quarterly. When we refer to any payment of distributions, the term "distributions" includes any such additional accumulated distributions.

If distributions are payable on a date that is not a "business day", payment will be made on the next business day and without any interest or other payment as a result of such delay. A "business day" means each day except Saturday, Sunday and any day on which banking institutions in The City of New York are authorized or required by law to close or on which the corporate trust office of the Property Trustee or the Indenture Trustee is closed for business.

The Trust's income available for the payment of distributions will be limited to the payments we make on the Junior Subordinated Debt Securities. As a result, if we do not make interest payments on the Junior Subordinated Debt Securities, then the Trust will not have funds to make distributions on the Capital Securities.

Deferral of Distributions

If we are in not default on the Junior Subordinated Debt Securities, we can, on one or more occasions, defer interest payments on the Junior Subordinated Debt Securities for up to twenty (20) consecutive quarterly interest payment periods. A deferral of interest payments cannot extend, however, beyond the maturity date of the Junior Subordinated Debt Securities. If we defer interest payments on the Junior Subordinated Debt Securities, the Trust also will defer distributions on the Capital Securities. During a deferral period, interest on the Junior Subordinated Debt Securities will accrue and compound quarterly at the annual rate of [____]%, to the extent permitted by applicable law, and as a result distributions otherwise due to you would continue to accumulate from the date that these distributions were due.

Once we make all deferred interest payments on the Junior Subordinated Debt Securities, we again can defer interest payments on the Junior Subordinated Debt Securities in the same manner as discussed above. As a result, there could be multiple periods of varying length during which you would not receive cash distributions from the Trust.

We currently do not intend to defer interest payments on the Junior Subordinated Debt Securities. If we defer such interest payments, however, neither we nor our subsidiaries generally will be permitted to pay dividends on or repurchase shares of our capital stock or make payments on debt securities or guarantees that rank equal with or junior to the Junior Subordinated Debt Securities and the Guarantee. These limitations are described in greater detail below in the "Certain Terms of the Junior Subordinated Debt securities — Option to Defer Interest Payments" section of this prospectus supplement.

If we choose to defer payments of interest on the Junior Subordinated Debt Securities, then the Junior Subordinated Debt Securities would at that time be treated as being issued with original issue discount for United States federal income tax purposes. This means you will be required to include your share of the accrued but unpaid interest on the Junior Subordinated Debt Securities in your gross income for United States federal income tax purposes before you receive cash distributions from the Trust. This treatment will apply as long as you own Capital Securities. For more information, see below under the caption "United States Federal Income Tax Consequences — Interest Income and Original Issue Discount" in this prospectus supplement.

Payment of Distributions

Distributions on the Capital Securities will be payable to the extent that the Trust has funds available for the payment of such distributions in its property account. The Trust's funds available for distribution to the holders of the Capital Securities will be limited to payments received from Compass on the Junior Subordinated Debt Securities. The payment of distributions out of monies held by the Trust is guaranteed by Compass to the extent set forth under the "Description of Guarantees" section of the accompanying prospectus.

Distributions on the Capital Securities will be payable to holders on the relevant record date. As long as the Capital Securities are only in book-entry form, the record date for the payment of distributions will be one (1) business day before the distribution date.

Such distributions will be paid through the Property Trustee who will hold amounts received in respect of the Junior Subordinated Debt Securities in the property account for the benefit of the holders of the Capital Securities and the Common Securities. Unless any applicable laws and regulations and the provisions of the Amended and Restated Trust Agreement state otherwise, each such payment will be made as described in the "Book-Entry Issuance" section of the accompanying prospectus.

If the Capital Securities are ever issued in certificated form, the record date for the payment of distributions will be the fifteenth day before the relevant payment date. Distributions payable on any Capital Securities that are not paid on the scheduled distribution date will cease to be payable to the person in whose name such Capital Securities are registered on the relevant record date, and such distribution will instead be payable to the person in whose name such Capital Securities are registered on a special record date set for this purpose.

Payments on the Capital Securities while they are in book-entry form will be made in immediately available funds to DTC, the depositary for the Capital Securities.

Redemption

We may redeem the Junior Subordinated Debt Securities before their maturity at 100% of their principal amount plus accrued and unpaid interest:

- in whole or in part, on one or more occasions at any time on or after [_____], 2007 or

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- in whole but not in part at any time if certain changes occur in tax or investment company laws and regulations, or in the treatment of the Capital Securities for bank regulatory capital purposes. These events, which we refer to as "Special Events", are described in detail below under the caption "Redemption Upon a Special Event" in this section.

We may not redeem the Junior Subordinated Debt Securities unless we receive the prior approval of the Federal Reserve Board to do so, if that approval is then required under the Federal Reserve Board's capital rules.

General

When we repay the Junior Subordinated Debt Securities, either at maturity on [_____] 2032 or upon early redemption (as discussed above), the Trust will use the cash it receives from the repayment or redemption of the Junior Subordinated Debt Securities to redeem a corresponding amount of the Capital Securities and Common Securities. The redemption price for the Capital Securities will be equal to the liquidation amount, $25 per Capital Security, plus accumulated but unpaid distributions on the Capital Securities to the redemption date.

If less than all the Capital Securities and the Common Securities are redeemed, the total amount of the Capital Securities and the Common Securities to be redeemed will be allocated pro rata among the Capital Securities and Common Securities, unless an event of default under the Junior Subordinated Debt Securities or similar event has occurred, as described below under the caption "Subordination of Common Securities" in this section.

If we do not elect to redeem the Junior Subordinated Debt Securities, then the Capital Securities will remain outstanding until the repayment of the Junior Subordinated Debt Securities unless we liquidate the Trust and distribute the Junior Subordinated Debt Securities to you. For more information, see "Optional Liquidation of Compass Trust III and Distribution of Junior Subordinated Debt Securities" in this section.

Redemption Upon a Special Event

If a Special Event has occurred and is continuing, and we cannot cure that event by some reasonable action, then we may redeem the Junior Subordinated Debt Securities within ninety (90) days following the occurrence of the Special Event. A "Special Event" means, for these purposes, the occurrence of a "Tax Event", a "Capital Treatment Event" or an "Investment Company Event." We summarize each of these events below.

A "Tax Event" means that either we or the Trust will have received an opinion of a nationally recognized independent tax counsel experienced in tax matters stating that, as a result of any:

- amendment to, or change (including any announced prospective change) in, the laws (or any regulations under those laws) of the United States or any political subdivision or taxing authority affecting taxation; or

- interpretation or application of the laws, enumerated in the preceding bullet point, or regulations by any court, governmental agency or regulatory authority,

there is more than an insubstantial risk that:

- the Trust is, or will be within ninety (90) days of the date of the opinion of counsel, subject to United States federal income tax on interest received on the Junior Subordinated Debt Securities;

- interest payable by us to the Trust on the Junior Subordinated Debt Securities is not, or will not be within ninety (90) days of the date of the opinion of counsel, deductible, in whole or in part, for United States federal income tax purposes; or

- the Trust is, or will be within ninety (90) days of the date of the opinion of counsel, subject to more than a minimal amount of other taxes, duties, assessments or other governmental charges.

A "Capital Treatment Event" means the receipt by us of an opinion of counsel experienced in bank regulatory matters that, as a result of any:

- amendment to, or change (including any prospective change) in, the laws or any applicable regulation of the United States or any political subdivision; or

- official or administrative pronouncement or action or judicial decision interpreting or applying the laws or regulations, which amendment is effective or announced on or after the date of issuance the Capital Securities,

  there is more than an insubstantial risk that the Capital Securities will no longer constitute Tier 1 capital (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve Board in effect and applicable to us.

An "Investment Company Event" means the receipt by us and the Trust of an opinion of a nationally recognized independent counsel experienced in matters relating to investment companies to the effect that, as a result of any:

- change in law or regulation; or

- written change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority,

  which change becomes effective on or after the original issuance of the Capital Securities, there is more than an insubstantial risk that the Trust is or will be considered an investment company that is required to be registered under the Investment Company Act.

Redemption Procedures

The Trust will give you at least thirty (30) days' but not more than sixty (60) days' notice before any redemption of Capital Securities. To the extent funds are available for payment, the Trust will irrevocably deposit with DTC sufficient funds to pay the redemption amount for the Capital Securities being redeemed. The Trust also will give DTC irrevocable instructions and authority to pay the redemption amount to its participants. Any distribution to be paid on or before a redemption date for any Capital Securities called for redemption will be payable to the registered holders on the record date for the distribution.

Once notice of redemption is given and the Trust irrevocably deposits the redemption amount, additional distributions on the Capital Securities will cease to accumulate from and after the redemption date. In addition, all rights of the holders of the Capital Securities called for redemption will cease, except for the right to receive distributions payable prior to the redemption date and the redemption amount.

If any redemption date is not a business day, the redemption amount will be payable on the next business day, without any interest or other payment in respect of any such delay.

If payment of the redemption amount for any Capital Securities called for redemption is not paid because the payment of the redemption price on the Junior Subordinated Debt Securities is not made, interest on the Junior Subordinated Debt Securities will continue to accrue from the originally scheduled redemption date to the actual date of payment, and, as a result, distributions on the Capital Securities will continue to accumulate.

In addition, we may and our affiliates may, at any time, purchase outstanding Capital Securities by tender, in the open market or by private agreement.

Optional Liquidation of Compass Trust III and Distribution of Junior Subordinated Debt Securities

We may dissolve the Trust at any time, and after satisfying the creditors of the Trust, if any, may cause the Junior Subordinated Debt Securities to be distributed to the holders of the Capital Securities. We may not dissolve the Trust, however, unless we first receive:

• the approval of the Federal Reserve Board to do so, if that approval is then required under the Federal Reserve Board's capital rules; and

• an opinion of independent counsel that the distribution of the Junior Subordinated Debt Securities will not be taxable to the holders for United States federal income tax purposes.

See below under the "Certain Terms of the Junior Subordinated Debt Securities — Distribution of Junior Subordinated Debt Securities" section of this prospectus supplement.

If we elect to dissolve the Trust, thus causing the Junior Subordinated Debt Securities to be distributed to the holders of the Capital Securities we will use our best efforts to cause the Junior Subordinated Debt Securities to be listed on the New York Stock Exchange or on such other exchange as the Capital Securities are then listed. In this situation, we will continue to have the right to redeem the Junior Subordinated Debt Securities in certain circumstances as described above.

After the date for any distribution of Junior Subordinated Debt Securities upon dissolution of the Trust:

• the Capital Securities will no longer be deemed to be outstanding;

• the securities depositary or its nominee, as the record holder of the Capital Securities, will receive a registered global certificate or certificates representing the Junior Subordinated Debt Securities to be delivered upon such distribution; and.

• any certificates representing Capital Securities not held by the depositary or its nominee will be deemed to represent Junior Subordinated Debt Securities having an aggregate principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and with accrued and unpaid interest equal to accrued and unpaid distributions on, such Capital Securities until such certificates are presented to Compass or its agent for transfer or reissuance.

Subordination of Common Securities

Payment of distributions or any redemption or liquidation amounts by the Trust regarding the Capital Securities and the Common Securities will be made pro rata based on the total liquidation amounts of the Securities. However, if we are in default under the Junior Subordinated Debt Securities, the Trust will make no payments on the Common Securities until all unpaid amounts on the Capital Securities have been provided for or paid in full.

Trust Enforcement Events

An event of default under the Indenture constitutes an event of default under the Amended and Restated Trust Agreement. We refer to such an event as a "Trust Enforcement Event". For more information on events of default under the Indenture, see "Description of Junior Subordinated Debt Securities – Debenture Events of Default" in the accompanying prospectus. Upon the occurrence and continuance of a Trust Enforcement Event, the Property Trustee, as the sole holder of the Junior Subordinated Debt Securities, will have the right under the Indenture to declare the principal amount of the Junior Subordinated Debt Securities due and payable. The Amended and Restated Trust Agreement does not provide for any other events of default.

If the Property Trustee fails to enforce its rights under the Junior Subordinated Debt Securities, any holder of Capital Securities may, to the extent permitted by applicable law, institute a legal proceeding against us to enforce the Property Trustee's rights under the Junior Subordinated Debt Securities and the Indenture without first instituting legal proceedings against the Property Trustee or any other person. In addition, if a Trust Enforcement Event is due to our failure to pay interest or principal on the Junior Subordinated Debt Securities when due, then the registered holder of Capital Securities may institute a direct action on or after the due date directly against us for enforcement of payment to that holder of the principal of or interest on the Junior Subordinated Debt Securities having a principal amount equal to the total liquidation amount of that holder's Capital Securities. In connection with such a direct action, we will have the right under the Indenture to set off any payment made to that holder by us. The holders of Capital Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debt Securities.

Pursuant to the Amended and Restated Trust Agreement, the holder of the Common Securities will be deemed to have waived any Trust Enforcement Event regarding the Common Securities until all Trust Enforcement Events regarding the Capital Securities have been cured, waived or otherwise eliminated. Until all Trust Enforcement Events regarding the Capital Securities have been so cured, waived or otherwise eliminated, the Property Trustee will act solely on behalf of the holders of the Capital Securities and only the holders of the Capital Securities will have the right to direct the enforcement actions of the Property Trustee.

Voting Rights; Remedies

Holders of Capital Securities will have only limited voting rights. In particular, holders of Capital Securities may not elect or remove any Trustee, except when a Trust Enforcement Event has occurred and is continuing. In this situation, a majority in liquidation amount of the holders of the Capital Securities would be entitled to remove or appoint the Property Trustee and the Delaware Trustee.

So long as any Junior Subordinated Debt Securities are held by the Property Trustee, the holders of a majority of all outstanding Capital Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee, or to direct the exercise of any power conferred upon the Property Trustee under the Amended and Restated Trust Agreement, including the right to direct the Property Trustee, as holder of the Junior Subordinated Debt Securities to:

- exercise the remedies available to it under the Indenture as a holder of the Junior Subordinated Debt Securities, including the right to rescind or annul a declaration that the principal of all the Junior Subordinated Debt Securities will be due and payable;

- consent to any amendment, modification or termination of the Indenture or the Junior Subordinated Debt Securities; or

- waive any past default that is waivable under the Indenture.

However, where a consent or action under the Indenture would require the consent or action of the holders of more than a majority of the total principal amount of Junior Subordinated Debt Securities affected by it, only the holders of that greater percentage of the Capital Securities may direct the Property Trustee to give the consent or to take such action. See the "Description of Capital Securities — Voting Rights; Amendment of Each Trust Agreement" section in the accompanying prospectus.

If an event of default under the Indenture has occurred and is continuing, the holders of 25% of the total liquidation amount of the Capital Securities may direct the Property Trustee to declare the principal and interest on the Junior Subordinated Debt Securities due and payable.

Meetings

Any required approval of holders of Capital Securities may be given at a meeting of holders of Capital Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Capital Securities are entitled to vote to be given to each holder of record of Capital Securities in the manner described in the Amended and Restated Trust Agreement. Each such notice will include a statement setting forth the following information:

- the date of such meeting or the date by which such action is to be taken;

- a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or such matter upon which written consent is sought; and

- instructions for the delivery of proxies or consents.

No vote or consent of the holders of Capital Securities will be required for the Trust to redeem and cancel its Capital Securities or to distribute the Junior Subordinated Debt Securities in accordance with the Amended and Restated Trust Agreement.

Global Securities; Book-Entry Issue

We expect that the Capital Securities will be issued in the form of global securities held by DTC as described under the "BOOK-ENTRY ISSUANCE" section in the accompanying prospectus.

Information Concerning the Property Trustee

The Property Trustee, other than during the occurrence and continuance of a Trust Enforcement Event, undertakes to perform only the duties that are specifically described in the Amended and Restated Trust Agreement and, after a Trust Enforcement Event which has not been cured or waived, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Amended and Restated Trust Agreement at the request of any holder of Capital Securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that might be incurred in connection with taking that action.

CERTAIN TERMS OF THE JUNIOR SUBORDINATED DEBT SECURITIES

We have summarized below certain terms of the Junior Subordinated Debt Securities. This summary supplements the general description of these securities in the "Description of Junior Subordinated Debt Securities" and elsewhere in the accompanying prospectus. To the extent that this summary is inconsistent with the description in the accompanying prospectus, you should rely on the summary below. This summary is not a complete description of all of the terms and provisions of the Junior Subordinated Debt Securities. For more information, we refer you to the Indenture and the form of the Junior Subordinated Debt Securities, which we filed as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

The Junior Subordinated Debt Securities will be issued pursuant to an Indenture between us and JP Morgan Chase Bank, as Indenture Trustee. The Indenture provides for the issuance from time to time of Junior Subordinated Debt Securities in an unlimited dollar amount and an unlimited number of series.

Interest Rate and Maturity

The Junior Subordinated Debt Securities will bear interest at the annual rate of [____]%, payable quarterly in arrears on [_____], [_____], [_____] and [_____] of each year, beginning [_____], 2002. Interest payments not paid when due will themselves accrue additional interest at the annual rate of [___]% on the amount of unpaid interest, to the extent permitted by law, compounded quarterly. The amount of interest payable for any period will be computed based on a 360-day year comprised of twelve (12) 30-day months. The amount of interest payable for any period shorter than a full quarterly period will be computed on the basis of the actual number of days elapsed per 30-day month. The distribution provisions of the Capital Securities correspond to the interest payment provisions for the Junior Subordinated Debt Securities because the Capital Securities represent undivided beneficial ownership interests in the Junior Subordinated Debt Securities.

The Junior Subordinated Debt Securities do not have a sinking fund. This means that we are not required to make any principal payments prior to maturity.

The Junior Subordinated Debt Securities will mature on [_____], 2032.

Ranking

The Junior Subordinated Debt Securities will be unsecured and will rank junior and be subordinate in right of payment to all our senior debt. See "Description of the Junior Subordinated Debt Securities – Subordination" in the accompanying prospectus for more information.

As a holding company, our assets primarily consist of the equity securities of our subsidiaries. As a result, the ability of holders of the Junior Subordinated Debt Securities to benefit from any distribution of assets of any subsidiary upon the liquidation or reorganization of such subsidiary is subordinate to the prior claims of present and future creditors of that subsidiary.

The Capital Securities, the Junior Subordinated Debt Securities and the Guarantee do not limit our or our subsidiaries' ability to incur additional debt, including debt that ranks senior in priority of payment to the Junior Subordinated Debt Securities and the Guarantee. At December 31, 2001, approximately $3.3 billion of our senior debt was outstanding. In addition, the Junior Subordinated Debt Securities will be effectively subordinated to all our subsidiaries' existing and future obligations. At December 31, 2001, our subsidiaries had outstanding debt and other liabilities, including deposits, of approximately $21.3 billion.

Redemption

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We may, under certain circumstances, redeem some or all of the Junior Subordinated Debt Securities before their maturity. For more information, see above under the "Certain Terms of the Capital Securities — Redemption" section of this prospectus supplement.

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Distribution of Junior Subordinated Debt Securities

If the Property Trustee distributes the Junior Subordinated Debt Securities to the holders of the Capital Securities and the Common Securities upon the liquidation of the Trust, we will cause the Junior Subordinated Debt Securities to be issued in denominations of $25 principal amount and integral multiples thereof. We anticipate that the Junior Subordinated Debt Securities would be distributed in the form of one or more Global Securities and that DTC would act as depositary for the Junior Subordinated Debt Securities. The depositary arrangements for the Junior Subordinated Debt Securities would be substantially the same as those in effect for the Capital Securities.

For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemption and other notices and other matters, see the "Book-Entry Issuance" section of the accompanying prospectus.

Option to Defer Interest Payments

We can defer interest payments on the Junior Subordinated Debt Securities for up to twenty (20) consecutive quarterly interest payment periods if we are not in default on the Junior Subordinated Debt Securities. A deferral of interest payments cannot extend, however, beyond the maturity date of the Junior Subordinated Debt Securities. During the deferral period, interest on the Junior Subordinated Debt Securities, will accrue and compound quarterly at the annual rate of [___]% to the extent permitted by applicable law. No interest will be due and payable on the Junior Subordinated Debt Securities until the end of the deferral period except upon a redemption of the Junior Subordinated Debt Securities during a deferral period.

We may pay at any time all or any portion of the interest accrued to that point during a deferral period. At the end of the deferral period or on any redemption date, we will be obligated to pay all accrued and unpaid interest.

Once we pay all accrued and unpaid interest on the Junior Subordinated Debt Securities, we again can defer interest payments on the Junior Subordinated Debt Securities as described above, provided that a deferral period cannot extend beyond the maturity date of the Junior Subordinated Debt Securities.

Certain Limitations During a Deferral Period

During any deferral period, we will not and our subsidiaries will not be permitted to:

- declare or pay any dividends or distributions, or redeem, purchase, acquire, or make a liquidation payment on any of our capital stock or make any guarantee payment with respect thereto;

- make any payment of principal of interest or premium, if any, on or repay, repurchase or redeem any of our debt securities (including other Junior Subordinated Debt Securities) that rank equally with or junior to the Junior Subordinated Debt Securities; or

- make any guarantee payments on any guarantee of debt securities of any of our subsidiaries (including under other guarantees of Junior Subordinated Debt Securities) if the guarantee ranks equally with or junior to the Junior Subordinated Debt Securities.

However, at any time, including during a deferral period:

- we will be permitted to pay dividends or distributions in additional shares of our capital stock where the dividend stock is the same stock as that on which the dividend is being paid;

- we will be permitted to make payments under the Guarantee;

- we will be permitted to declare or pay a dividend in connection with the implementation of a shareholders' rights plan, or issue stock under such a plan or repurchase such rights;

- we will be permitted to purchase common stock for issuance pursuant to any employee benefit plans; and

- our subsidiaries will be permitted to pay dividends to us.

Notice

We will give the Trust, the administrative trustees and the Property Trustee notice if we decide to defer interest payments on the Junior Subordinated Debt Securities. We will give that notice five (5) business days before the earlier of:

- the next date distributions on the Capital Securities would be payable if not for such extension; or

- the date the Trust is required to give notice to the New York Stock Exchange (or any applicable self-regulatory organization) or to holders of the Capital Securities of the record date or the date any distribution is payable, but in any event at least five (5) business days before the record date.

The administrative trustees will give notice to the holders of Capital Securities if we decide to defer interest payments on the Junior Subordinated Debt Securities.

If the Property Trustee is not the sole holder of the Junior Subordinated Debt Securities, Compass shall give the holders of the Junior Subordinated Debt Securities notice of its election of such extension period ten (10) business days prior to the earlier of

- the next succeeding interest payment date; or

- the date upon which Compass is required to give notice to the New York Stock Exchange (or other applicable self-regulatory organization) or to holders of the Junior Subordinated Debt Securities of the record or payment date of such related interest payment.

Additional Interest

If at any time the Trust is required to pay any taxes, duties, assessments or governmental charges of whatever nature, other than withholding taxes, imposed by the United States, or any other taxing authority, then Compass will be required to pay additional interest on the Junior Subordinated Debt Securities. The amount of any additional interest will be an amount sufficient so that the net amounts received and retained by the Trust after paying any such taxes, duties, assessments or other governmental charges will be not less than the amounts the Trust would have received had no such taxes, duties, assessments or other governmental charges been imposed. This means that the Trust will be in the same position it would have been if it did not have to pay such taxes, duties, assessments or other charges.

Agreement by Purchaser of Certain Tax Treatment

Each Junior Subordinated Debt Security will provide that, by acceptance of the Junior Subordinated Debt Securities, or a beneficial interest therein, the holder of the Junior Subordinated Debt Security intends that such Junior Subordinated Debt Security constitutes debt and agrees to treat it as debt for United States federal, state and local tax purposes.

Miscellaneous

Under an Expenses Agreement entered into by us under the Amended and Restated Trust Agreement, we will irrevocably and unconditionally guarantee, to each person or entity to whom the Trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the Trust, other than distribution obligations of the Trust to you under the terms of the Capital Securities or other similar interests.

RELATIONSHIP AMONG THE CAPITAL SECURITIES, THE JUNIOR SUBORDINATED DEBT SECURITIES AND THE GUARANTEE

Full and Unconditional Guarantee

Payments of distributions and other amounts due on the Capital Securities are irrevocably guaranteed by us, to the extent the Trust has funds available for the payment of such distributions, as described under the "Description of the Guarantees" section of the accompanying prospectus.

If we do not make payments under the Junior Subordinated Debt Securities, the Trust will not have sufficient funds to pay distributions or other amounts due on the Capital Securities. The Guarantee does not cover payment of distributions when the Trust does not have sufficient funds to pay such distributions. In that event, a holder of Capital Securities may institute a legal proceeding directly against us to enforce payment of the Junior Subordinated Debt Securities to such holder in accordance with their terms, including our right to defer interest payments.

Taken together, our obligations under the Amended and Restated Trust Agreement, the Junior Subordinated Debt Securities, the Indenture and the Guarantee provide a full and unconditional Guarantee of payments of distributions and other amounts due on the Capital Securities.

Sufficiency of Payments

As long as payments of interest, principal and other payments are made when due on the Junior Subordinated Debt Securities, those payments will be sufficient to cover distributions and other payments due on the Capital Securities because of the following factors:

- the total principal amount of the Junior Subordinated Debt Securities will be equal to the sum of the total stated liquidation amount of the Capital Securities and the Common Securities;

- the interest rate and payment dates on the Junior Subordinated Debt Securities will match the distribution rate and payment dates for the Capital Securities and the Common Securities;

- as borrower, we will pay, and the Trust will not be obligated to pay, all costs, expenses and liabilities of the Trust except the Trust's obligations under the Capital Securities and Common Securities; and

- the Amended and Restated Trust Agreement further provides that the Trust will engage only in activity that is consistent with the limited purposes of the Trust.

We have the right to set-off any payment we are otherwise required to make under the Indenture with and to the extent we make a related payment under the Guarantee.

Enforcement Rights of Holders of Capital Securities

If a Trust Enforcement Event occurs, the holders of Capital Securities would rely on the enforcement by the Property Trustee of its rights as registered holder of the Junior Subordinated Debt Securities against us. In addition, the holders of a majority in liquidation amount of the Capital Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee or to direct the exercise of any trust or power conferred upon the Property Trustee under the Amended and Restated Trust Agreement, including the right to direct the Property Trustee to exercise the remedies available to it as the holder of the Junior Subordinated Debt Securities.

If the Property Trustee fails to enforce its rights under the Junior Subordinated Debt Securities in respect of an event of default under the Indenture after a holder of Capital Securities has made a written request, such holder may, to the extent permitted by applicable law, institute a legal proceeding against us to enforce the Property Trustee's rights under the Junior Subordinated Debt Securities. In addition, if we fail to pay interest or principal on the Junior Subordinated Debt Securities, a holder of Capital Securities may institute a proceeding directly against us for enforcement of payment to that holder of the principal of or interest on Junior Subordinated Debt Securities having a principal amount equal to the total liquidation amount of that holder's Capital Securities (a "direct action"). In connection with such a direct action, we will have the right to set off any payment made to such holder by us. The holders of Capital Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debt Securities.

Limited Purpose of Trust

The Capital Securities evidence undivided beneficial ownership interests in the assets of the Trust, and the Trust exists for the sole purpose of issuing the Common Securities and Capital Securities and using the proceeds of such issuances to purchase the Junior Subordinated Debt Securities from us. A principal difference between the rights of a holder of Capital Securities and a holder of Junior Subordinated Debt Securities is that a holder of Junior Subordinated Debt Securities is entitled to receive from us the principal of and interest accrued on Junior Subordinated Debt Securities held, while a holder of Capital Securities is entitled to receive distributions to the extent the Trust has funds available for the payment of such distributions.

Rights Upon Termination

Upon any dissolution, winding-up or liquidation of the Trust involving the liquidation of the Junior Subordinated Debt Securities, the holders of the Capital Securities will be entitled to receive, out of assets held by the Trust, subject to the rights of any creditors of the Trust, the liquidation distribution in cash. Upon our voluntary or involuntary liquidation or bankruptcy, the Property Trustee, as holder of the Junior Subordinated Debt Securities, would be our subordinated creditor, subordinated in right of payment to all senior debt as described in the Indenture, but entitled to receive payment in full of principal and interest before any of our stockholders receive payments or distributions. Because we are the guarantor under the Guarantee and, under the Indenture, as borrower, we have agreed to pay for all costs, expenses and liabilities of the Trust (other than the Trust's obligations to the holders of the Capital Securities), the positions of a holder of Capital Securities and a holder of the Junior Subordinated Debt Securities relative to other creditors and to our stockholders in the event of our liquidation or bankruptcy would be substantially the same.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material United States federal income tax consequences of the purchase, ownership and disposition of the Capital Securities as of the date of this prospectus supplement. Where noted, it constitutes the opinion of Balch & Bingham LLP, counsel to Compass and the Trust.

Except where we state otherwise, this summary deals only with Capital Securities held as capital assets by a holder who:

- is a United States person (as defined below), and

- purchases the Capital Securities upon original issuance at their original issue price.

A "United States person" is a holder who is one of the following:

- a citizen or resident of the United States; or

- a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States; or

- an estate the income of which is subject to United States federal income taxation regardless of its source; or

- a trust; or

- that is subject to the primary supervision of a court within the United States and the control of one or more United States persons; or

- that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Your tax treatment may vary depending on your particular situation. This summary does not address all the tax consequences that may be relevant to holders that are subject to special tax treatment, such as:

- dealers in securities or currencies;

- financial institutions;

- tax-exempt investors;

- traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

- persons liable for alternative minimum tax;

- insurance companies;

- persons holding Capital Securities as part of a hedging, conversion, integrated or constructive sale transaction;

- persons holding Capital Securities as part of a straddle; or

- persons whose functional currency is not the United States dollar.

In addition, this summary does not include any description of the tax laws of any state, local or foreign government.

Furthermore, if a partnership holds Capital Securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Capital Securities, you should consult your own tax advisor.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated under the Code and administrative and judicial interpretations thereof. These income tax laws, regulations and interpretations, however, may change at any time. Any change could be retroactive to the issuance date of the Capital Securities.

The authorities on which this summary is based are subject to various interpretations, and the opinions of Balch & Bingham LLP are not binding on the Internal Revenue Service (the "IRS") or the courts. Either the IRS or the courts could disagree with the explanations or conclusions contained in this summary. Nevertheless, Balch & Bingham LLP has advised us that they believe that the opinions expressed in this summary, if challenged, would be sustained by a court with jurisdiction in a properly presented case.

You should consult your own tax advisor regarding the tax consequences to you of the purchase, ownership and disposition of the Capital Securities, including the tax consequences under state, local, foreign and other tax laws. For a discussion of the possible redemption of the Capital Securities upon the occurrence of a Tax Event, see the "Description of the Capital Securities — Redemption Upon a Special Event" section of this prospectus supplement.

Classification of Compass Trust III

In connection with the issuance of the Capital Securities, Balch & Bingham LLP is of the opinion that under current law and assuming full compliance with the terms of the Amended and Restated Trust Agreement, and based upon certain facts and assumptions contained in such opinion, the Trust will be classified as a grantor trust for United States federal income tax purposes and not as an association taxable as a corporation. As a result, for United States federal income tax purposes, you generally will be treated as owning an undivided beneficial ownership interest in the Junior Subordinated Debt Securities. Thus, you will be required to include in your gross income your proportionate share of the interest income or original issue discount that is paid or accrued on the Junior Subordinated Debt Securities. See below under the caption "Interest Income and Original Issue Discount" in this section.

Classification of the Junior Subordinated Debt Securities

Compass, the Trust and you (by your acceptance of a beneficial ownership interest in a Capital Security) agree to treat the Junior Subordinated Debt Securities as indebtedness for all United States tax purposes. In connection with the issuance of the Junior Subordinated Debt Securities, Balch & Bingham LLP is of the opinion that under current law, and based on certain representations, facts and assumptions set forth in its opinion, the Junior Subordinated Debt Securities will be classified as indebtedness for United States federal income tax purposes.

Interest Income and Original Issue Discount

We anticipate that the Junior Subordinated Debt Securities will not be issued with an issue price that is less than their stated redemption price at maturity. In this case, subject to the discussion below, the Junior Subordinated Debt Securities will not be subject to the special original issue discount ("OID") rules, at least upon initial issuance, so that you will generally be taxed on the stated interest on the Junior Subordinated Debt Securities as ordinary income at the time it is paid or accrued in accordance with your regular method of tax accounting.

If, however, we exercise our right to defer payments of interest on the Junior Subordinated Debt Securities, the Junior Subordinated Debt Securities will become OID instruments at such time. In such case, you will be subject to the special OID rules described below. Once the Junior Subordinated Debt Securities become OID instruments, they will be taxed as OID instruments for as long as they remain outstanding.

Under the OID economic accrual rules, the following occur:

- regardless of your method of accounting, you would accrue an amount of interest income each year that approximates the stated interest payments called for under the terms of the Junior Subordinated Debt Securities using the constant-yield-to-maturity method of accrual described in section 1272 of the Code;

- the actual cash payments of interest you receive on the Junior Subordinated Debt Securities would not be reported separately as taxable income;

- any amount of OID included in your gross income (whether or not during a deferral period) with respect to the Capital Securities would increase your tax basis in such Capital Securities; and

- the amount of distributions in respect of such accrued OID would reduce your tax basis in such Capital Securities.

The United States Treasury regulations dealing with OID and the deferral of interest payments have not yet been addressed in any rulings or other interpretations by the IRS. It is possible that the IRS could assert that the Junior Subordinated Debt Securities were issued initially with OID, merely because of our right to defer payments of interest. If the IRS were successful in this regard, you would be subject to the special OID rules described above, regardless of whether we exercise our option to defer payments of interest on such Junior Subordinated Debt Securities.

Because the Junior Subordinated Debt Securities are debt for tax purposes, you will not be entitled to a dividends received deduction with respect to any income you recognize on the Capital Securities.

Distribution of Junior Subordinated Debt Securities or Cash Upon Liquidation of Compass Trust III

As described under the "Description of the Capital Securities — Optional Liquidation of COMPASS Trust III and Distribution of Junior Subordinated Debt securities" section of this prospectus supplement, the Junior Subordinated Debt Securities held by the Trust may be distributed to you in exchange for your Capital Securities if the Trust is liquidated before the maturity of the Junior Subordinated Debt Securities, as long as we first receive:

- the approval of the Federal Reserve Board to do so, if that approval is then required under the Federal Reserve Board's capital rules; and

- an opinion of independent counsel to the effect that the distribution of the Junior Subordinated Debt Securities will not be taxable to you.

Under current law, except as described below, this type of distribution from a grantor trust would not be taxable. Upon such a distribution, you will receive your proportionate share of the Junior Subordinated Debt Securities previously held indirectly through the Trust. Your holding period and total tax basis in the Junior Subordinated Debt Securities will equal the holding period and total tax basis that you had in your Capital Securities before the distribution. If, however, the Trust is treated as an association taxable as a corporation, a Tax Event will occur. If we elect to distribute the Junior Subordinated Debt Securities to you at this time, the distribution would be taxable to the Trust and to you.

If you receive Junior Subordinated Debt Securities in exchange for your Capital Securities, you would accrue interest in respect of the Junior Subordinated Debt Securities received from the Trust in the manner described above under the caption "Interest Income and Original Issue Discount" in this section.

In certain circumstances described above under the captions "Description of the Capital Securities — Redemption Upon a Special Event" in this prospectus supplement, we may redeem the Junior Subordinated Debt Securities and distribute cash in liquidation of the Trust. This distribution of cash would be taxable as described below under the caption "Sales of Capital Securities or Redemption of Junior Subordinated Debt securities" in this section.

Sales of Capital Securities or Redemption of Junior Subordinated Debt Securities

If you sell your Capital Securities or receive cash upon redemption of the Junior Subordinated Debt Securities, you will recognize gain or loss equal to the difference between:

- the amount realized on the sale or redemption of the Capital Securities or Junior Subordinated Debt Securities (less an amount equal to any accrued but unpaid qualified stated interest that you did not previously include in income, which will be taxable as interest income); and

- your adjusted tax basis in your Capital Securities or Junior Subordinated Debt Securities sold or redeemed.

Your gain or loss will be a capital gain or loss, provided that you held the Capital Securities or Junior Subordinated Debt Securities as a capital asset. The gain or loss will generally be a long-term capital gain or loss if you have held your Capital Securities or Junior Subordinated Debt Securities for more than one (1) year. Long-term capital gains of individuals derived with respect to capital assets held for more than one (1) year are currently subject to tax at a maximum rate of 20%. The deductibility of capital losses is subject to limitations.

Non-United States Holders

The following discussion only applies to you if you are not a United States person. As discussed above, the Capital Securities will be treated by the parties as evidence of undivided beneficial ownership interests in the Junior Subordinated Debt Securities. See above under the caption "Classification of Compass Trust III" in this section.

United States Federal Withholding Tax

The 30% United States federal withholding tax will not apply to any payment of principal or interest (including OID) on the Capital Securities (or the Junior Subordinated Debt Securities) provided that:

- you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the United States Treasury regulations;

- you are not a controlled foreign corporation that is related to us through stock ownership;

- you are not a bank whose receipt of interest on the Capital Securities (or the Junior Subordinated Debt Securities) is described in section 881(c)(3)(A) of the Code; and

- (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person, or (b) you hold your Capital Securities (or Junior Subordinated Debt Securities) through certain foreign intermediaries and you satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-United States persons that are pass-through entities.

If you cannot satisfy the requirements described above, payments of premium, if any, and interest (including OID) made to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or other applicable form) claiming an exemption from, or reduction in the rate of, withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the Capital Securities (or the Junior Subordinated Debt Securities) is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States as discussed below under the caption "United States Federal Income Tax" in this section.

The 30% United States federal withholding tax will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of the Capital Securities or Junior Subordinated Debt Securities.

United States Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the Capital Securities (or the Junior Subordinated Debt Securities) is effectively connected with the conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax), in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct by you of a trade or business in the United States.

Any gain realized on the disposition of a Capital Security (or a Junior Subordinated Debt Security) generally will not be subject to United States federal income tax unless (1) that gain is effectively connected with the conduct of a trade or business by you in the United States, or (2) you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on the Capital Securities (or the Junior Subordinated Debt Securities) beneficially owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the United States Treasury regulations) and (2) interest on those Capital Securities (or Junior Subordinated Debt Securities) would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

Information Reporting and Backup Withholding

United States Holders

In general, information reporting requirements will apply to payments of income on the Capital Securities (or the Junior Subordinated Debt Securities) and to the proceeds of the sale of the Capital Securities (or the Junior Subordinated Debt Securities) made to you (unless you are an exempt recipient such as a corporation). A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number, a certification of exempt status, or fail to report in full interest income.

Non-United States Holders

In general, no information reporting or backup withholding will be required regarding payments of income on the Capital Securities (or the Junior Subordinated Debt Securities) that we make to you provided that we do not have actual knowledge that you are a United States person and we have received from you the certification described above in the fourth bullet point under the caption "Non-United States Holders – United States Federal Withholding Tax" in this section.

In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of Capital Securities (or Junior Subordinated Debt Securities) made within the United States or conducted through certain United States financial intermediaries if (1) the payor receives the certification described above and does not have actual knowledge that you are a United States person or (2) you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

ERISA Considerations

Each fiduciary of an employee benefit plan subject to Title I of ERISA, a plan described in Section 4975 of the Code, including an individual retirement arrangement or a Keogh plan, a plan subject to provisions under applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or Section 4975 of the Code ("Similar Laws"), and any entity whose underlying assets include "plan assets" by reason of any such employee benefit plan's or plan's investment in such entity (each a "Plan") should consider the fiduciary responsibility and prohibited transaction provisions of ERISA, applicable Similar Laws and Section 4975 of the Code in the context of the Plan's particular circumstances before authorizing an investment in the Capital Securities. Accordingly, such a fiduciary should consider, among other factors, that each Plan investing in the Capital Securities will be deemed to have represented that the Plan's purchase of the Capital Securities is covered by one or more prohibited transaction exemptions. Plan fiduciaries should also consider whether the Plan's investment in the Capital Securities would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing their Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") regarding such a Plan. A violation of these "prohibited transaction" rules may result in an excise tax, penalty or other liabilities under ERISA and/or Section 4975 of the Code for such persons or, in the case of an individual retirement account, the occurrence of a prohibited transaction involving the individual who established the individual retirement account, or his or her beneficiaries, would cause the individual retirement account to lose its tax-exempt status, unless exemptive relief is available under an applicable statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA or Section 4975(g)(3) of the Code) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code.

ERISA and the Code do not define "plan assets". However, regulations (the "Plan Assets Regulations") promulgated under ERISA by the United States Department of Labor ("DOL") generally provide that when a Plan subject to Title I of ERISA or Section 4975 of the Code acquires an equity interest in an entity that is neither a "publicly-offered security" nor a security issued by an investment company registered under the Investment Company Act, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that equity participation in the entity by "benefit plan investors" is not "significant" or that the entity is an "operating company," in each case as defined in the Plan Assets Regulations. The Trust is not expected to qualify as an operating company and will not be an investment company registered under the Investment Company Act. For purposes of the Plan Assets Regulations, equity participation in an entity by benefit plan investors will not be significant if they hold, in the aggregate less than 25% of the value of any class of such entity's equity, excluding equity interests held by persons (other than a benefit plan investor) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof. For purposes of this 25% test (the "Benefit Plan Investor Test"), "benefit plan investors" include all employee benefit plans, whether or not subject to ERISA or the Code, including governmental plans, "Keogh" plans, individual retirement accounts and pension plans maintained by foreign corporations, as well as any entity whose underling assets are deemed to include plan assets under the Plan Assets Regulations (e.g., an entity of which 25% or more of the value of any class of equity interests is held by employee benefit plans or other benefit plan investors and which does not satisfy another exception under the Plan Assets Regulations). No assurance can be given that the value of the Capital Securities held by "benefit plan investors" will be less than 25% of the total value of such Capital Securities at the completion of the initial offering of the Capital Securities or thereafter, and no monitoring or other measures will be taken regarding the satisfaction of the conditions to this exception. All of the Common Securities will be purchased and held by Compass.

For purposes of the Plan Assets Regulations, a "publicly-offered security" is a security that is (a) "freely transferable", (b) part of a class of securities that is "widely held", and (c)(i) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred or (ii) is part of a class of securities that is registered under Section 12 of the Exchange (the "Registration Requirement"). It is anticipated that the Capital Securities will be offered in a manner which satisfies the Registration Requirement. The Plan Assets Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial offering as a result of events beyond the control of the issuer. It is anticipated that the Capital Securities will be "widely held" within the meaning of the Plan Assets Regulations, although no assurance can be given in this regard. The Plan Assets Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The Plan Assets Regulations further provide that when a security is part of an offering in which the minimum investment in $10,000 or less, certain restrictions described in the Plan Assets Regulations ordinarily will not, alone or in combination, affect the finding that such securities are "freely transferable". It is anticipated that the Capital Securities will be "freely transferable" within the meaning of the Plan Assets Regulations, although no assurance can be given in this regard.

As indicated above, there can be no assurance that any of the exceptions set forth in the Plan Assets Regulations will apply to the Capital Securities, and, as a result, under the terms of the Plan Assets Regulations, an investing Plan's assets could be considered to include an undivided interest in the assets held by the Trust (including the Junior Subordinated Debt Securities).

If the assets of the Trust were to be deemed to be "plan assets" under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Trust and (ii) the possibility that certain transactions in which the Trust might seek to engage could constitute "prohibited transactions" under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, any fiduciary that has engaged in the prohibited transaction could be required (i) to restore to the Plan any profit realized on the transaction and (ii) to reimburse the Plan for any losses suffered by the Plan as a result of the investment. In addition, each disqualified person (within the meaning of section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. Plan fiduciaries who decide to invest in the Trust could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Trust or as co-fiduciaries for actions taken by or on behalf of the Trust. With respect to an individual retirement account ("IRA") that invests in the Trust, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt status

Regardless of whether the assets of the Trust are deemed to be "plan assets" of Plans investing in the Trust, as discussed above, the acquisition and holding of the Capital Securities with "plan assets" of a Plan could itself result in a prohibited transaction. The DOL has issued five prohibited transaction class exemptions ("PTCEs") that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase and/or holding of the Capital Securities by a Plan. These class exemptions are:

- PTCE 96-23 (for certain transactions determined by "in-house asset managers");

- PTCE 95-60 (for certain transactions involving insurance company general accounts);

- PTCE 91-38 (for certain transactions involving bank collective investment funds);

- PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts); and

- PTCE 84-14 (for certain transactions determined by independent "qualified professional asset managers").

Such class exemptions may not, however, apply to all of the transactions that could be deemed prohibited transactions in connection with a Plan's investment in the Capital Securities.

Any purchaser of the Capital Securities that is an insurance company using assets of its general account should note that, based on the reasoning of the United States Supreme Court set forth in John Hancock Mutual Life Insurance Company v. Harris Trust & Savings Bank, 114 S. Ct. 517 (1993), and amendments to ERISA Section 401(c), an insurance company's general account may be deemed to include assets of Plans investing in such general account (e.g., through the purchase of an annuity contract).

Any insurance company considering the use of its general account assets to purchase Capital Securities should consult with its counsel concerning matters affecting its purchase decision.

Because of ERISA's prohibitions and those of section 4975 of the Code, discussed above and the potential application of Similar Laws to Plans not subject to Title I of ERISA or section 4975 of the Code (a "Non-ERISA Plan"), the Capital Securities, or any interest therein, should not be purchased or held by any Plan or any person investing "plan assets" of any Plan, unless such purchase and holding is covered by the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 (or some other applicable class or individual exemption) (or, in the case of a Non-ERISA Plan, a similar exemption applicable to the transaction). Accordingly, each purchaser or holder of the Capital Securities or any interest therein will be deemed to have represented by its purchase and holding thereof that either:

- it is not a Plan and no part of the assets to be used by it to purchase and/or hold such Capital Securities or any interest therein constitutes "plan assets" of any Plan; or

- it is itself a Plan, or is purchasing or holding the Capital Securities or an interest therein on behalf of or with "plan assets" of one or more Plans, and each such purchase and holding of such securities either (i) satisfies the requirements of, and is entitled to full exemptive relief under, PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 (or some other applicable class or individual exemption) (or, in the case of a Non-ERISA Plan, a similar exemption applicable to the transaction) or (ii) will not result in a prohibited transaction under ERISA or the Code or its equivalent under applicable Similar Laws.

Although, as noted above, governmental plans and certain other plans are not subject to ERISA, including the prohibited transaction provisions thereof, or of section 4975 of the Code, Similar Laws governing the investment and management of the assets of such plans may contain fiduciary and prohibited transaction provisions similar to those under ERISA and section 4975 of the Code discussed above. Similarly, fiduciaries of other plans not subject to ERISA may be subject to other legal restrictions under applicable Similar Laws. Accordingly, fiduciaries of governmental plans or other plans not subject to ERISA, in consultation with their advisors, should consider the impact of their respective Similar Laws on their investment in Capital Securities, and the considerations discussed above, to the extent applicable. The foregoing discussion is general in nature and is not intended to be inclusive. Consequently, and due to the complexity of the fiduciary responsibility and prohibited transaction rules described above and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Capital Securities on behalf of or with "plan assets" of any Plan consult with their counsel, prior to any such purchase, regarding the potential applicability of ERISA, section 4975 of the Code and any Similar Laws to such investment and whether any exemption would be applicable and determine on their own whether all conditions of such exemption or exemptions have been satisfied such that the acquisition and holding of Capital Securities by the purchaser Plan are entitled to full exemption relief thereunder.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter has agreed to purchase, and we have agreed to sell to that underwriter, the respective number of Capital Securities set forth opposite the underwriter's name below:

Underwriters	Number of Capital Security
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Salomon Smith Barney Inc.	
Total	

The underwriting agreement provides that the obligations of the underwriters to purchase the Capital Securities included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all Capital Securities if they purchase any of the Capital Securities.

The underwriters propose to offer some of the Capital Securities directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Capital Securities to dealers at the public offering price less a concession not to exceed $[___] per Capital Security. The underwriters may allow, and dealers may reallow a discount not to exceed $[___] per Capital Security on sales to other dealers. After the initial offering of the Capital Securities to the public, the

S-39

representatives may change the public offering price, concession and discount.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering:

	Paid by Compass Bancshares, Inc.
Per Capital Security	$_____

The Trust and we have agreed that, during a period of thirty (30) days from the date of this prospectus supplement, we will not offer, sell, contract to sell or otherwise dispose of any debt securities or beneficial interests in the Trust, including any guarantee of such securities, or any securities convertible into or exchangeable for or representing the right to receive debt securities or any such substantially similar securities of either the Trust or Compass, without the prior written consent of the underwriters, except for the Capital Securities offered in connection with this offering.

Prior to this offering, there has been no public market for the Capital Securities. Compass has applied for the Capital Securities to be listed on the New York Stock Exchange under the symbol "CBG", subject to official notice of issuance. Trading of the Capital Securities on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Capital Securities. In order to meet one of the requirements for listing the Capital Securities on the New York Stock Exchange, the underwriters have undertaken to sell the Capital Securities to a minimum of 400 beneficial owners. The representatives have advised us that they intend to make a market in the Capital Securities prior to the commencement of trading on the New York Stock Exchange, but are not obligated to do so, and may discontinue market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for the Capital Securities.

In connection with the offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, may purchase and sell the Capital Securities in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Capital Securities in excess of the principal amount of the Capital Securities to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Capital Securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Capital Securities made for the purpose of preventing or retarding a decline in the market price of the Capital Securities while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Merrill Lynch, Pierce, Fenner & Smith Incorporated, in covering syndicate short positions or making stabilizing purchases, repurchases the Capital Securities originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Capital Securities. They may also cause the price of the Capital Securities to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $[_____].

   Certain of the underwriters and certain of their respective affiliates have performed banking, investment banking, custodial and advisory services for us and our affiliates, from time to time, for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

   Compass expects to deliver the Capital Securities against payment on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which is the [____] business day following the date of this prospectus supplement. Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three (3) business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the Capital Securities on the date of this prospectus supplement or the next two (2) succeeding business days, it will be required, by virtue of the fact that the Capital Securities initially will settle on the [____] business day following the date of this prospectus supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

   The Trust and we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Certain matters of Delaware law relating to the Trust will be passed upon for the Trust and Compass by Richards, Layton & Finger, P.A., Wilmington, Delaware. The due authorization, execution and delivery of the Junior Subordinated Debt Securities and the validity of the Junior Subordinated Debt Securities and the Guarantees will be passed upon for Compass and the Trust by Balch & Bingham LLP, Birmingham, Alabama. The validity of the Junior Subordinated Debt Securities and the Guarantees will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw, Chicago, Illinois. Certain United States federal income taxation matters also will be passed upon for Compass and the Trust by Balch & Bingham LLP, Birmingham, Alabama. Mayer, Brown, Rowe & Maw has from time to time acted as counsel for Compass and its subsidiaries and may to so in the future.

EXPERTS

The consolidated financial statements of Compass Bancshares, Inc. incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto and are included in this document in reliance upon the authority of said firm as experts in giving said report.

Information in this prospectus is not complete and may be changed. Compass Bancshares, Inc. may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where an offer or sale is not permitted.

<R>

Subject to completion, dated March 12, 2002

</R>

$300,000,000
COMPASS BANCSHARES, INC.

Junior Subordinated Deferrable Interest Debt Securities

COMPASS TRUST III
COMPASS TRUST IV

Capital Securities fully and unconditionally
Guaranteed, as described herein, by

COMPASS BANCSHARES, INC.

Compass Bancshares, Inc. will provide specific terms of the above securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

These securities are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor is it a solicitation of an offer to buy these securities in any state where an offer or sale is not permitted.

<R>

This prospectus is dated March   , 2002

</R>

You should rely on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

TABLE OF CONTENTS

PROSPECTUS

PROSPECTUS SUMMARY

This prospectus is part of a registration statement that Compass Bancshares, Inc. ("Compass" or "us" or "we"), along with Compass Trust III and Compass Trust IV (collectively, the "Trusts"), filed with the Securities and Exchange Commission (the "SEC") using a shelf registration process. Under this shelf registration process, Compass and the Trusts may, from time to time, sell any combination of the securities described in this prospectus and the other prospectus accompanying this registration statement, in one or more offerings up to a total dollar amount of $300,000,000. Compass may, from time to time, sell:

- Common Stock;

- Preferred Stock;

- Debt Securities; and

- Warrants

and the Trusts may, from time to time, sell:

- Capital Securities, representing undivided beneficial interests in the Trusts; and

- Common Securities to us in one or more offerings.

The Trusts will use the proceeds from any sales of securities to buy a series of our Junior Subordinated Debt Securities with terms that correspond to the Capital Securities.

Compass:

- will pay principal and interest on our Junior Subordinated Debt Securities, subject to the payment of our more senior debt;

- may choose to distribute our Junior Subordinated Debt Securities pro-rata to the holders of the related Capital Securities and Common Securities if we terminate a Trust; and

- will fully and unconditionally guarantee the Capital Securities based on:

  — our obligations to make payments on our Junior Subordinated Debt Securities;

  — our obligations under our Guarantee, although our payment obligations are subject to payment of all of our general liabilities; and

  — our obligations under the Trust Agreements.

This prospectus provides you with a general description of the Capital Securities, the Junior Subordinated Debt Securities and the Guarantees. The description of the Common Stock, the Preferred Stock, the Debt Securities and the Warrants are included in a separate prospectus in this registration statement. Each time the Trusts sell Capital Securities, we will provide an applicable prospectus supplement that will contain specific information about the terms of that offering. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The applicable prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION".
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The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC's website or at the SEC's offices mentioned under the heading "WHERE YOU CAN FIND MORE INFORMATION".

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COMPASS BANCSHARES, INC.

Compass is a multi-state financial services company, with its principal place of business in Birmingham, Alabama. Compass is incorporated in Delaware and registered as a bank holding company and financial holding company under the Bank Holding Company Act (the "BHC Act"). The principal role of Compass is to supervise and coordinate the financial services activities of its subsidiaries and

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to provide them with capital and services of various kinds. As of December 31, 2001, Compass and its subsidiaries had consolidated assets of $23.0 billion, consolidated deposits of $13.7 billion and total shareholders' equity of $1.7 billion.
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SUBSIDIARY BANKS

Compass owns two Alabama banking corporations: Compass Bank and Central Bank of the South. Compass Bank is headquartered in Birmingham, Alabama and is Compass' primary bank subsidiary. Central Bank of the South is headquartered in Anniston, Alabama and has limited activities. The bank subsidiaries of Compass are referred to collectively herein as the "Subsidiary Banks".
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Compass Bank conducts a general commercial banking and trust business at approximately 341 bank offices, located in Texas, Alabama, Arizona, Florida, Colorado, New Mexico and Nebraska. In addition, Compass operates loan production offices in Georgia, the metropolitan area of the District of Columbia and Tennessee. The Subsidiary Banks perform banking services customary for full service banks of similar size and character. Such services include receiving demand and time deposit accounts, making personal and commercial loans and furnishing personal and commercial checking accounts. The Asset Management Division of Compass Bank offers its customers a variety of fiduciary services, including portfolio management and the administration and investment of funds of estates, trusts and employee benefit plans. Through Texas Insurance Agency and Compass Bancshares Insurance, Inc., wholly-owned subsidiaries of Compass Bank, the Subsidiary Banks make available to their customers and others, as agent for a variety of insurance companies, term life insurance, fixed-rate annuities and other insurance products.
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Compass Bank provides correspondent banking services, including educational seminars and operational and investment services, to approximately 1,000 financial institutions located throughout the United States. Through the Correspondent and Investment Services Division of Compass Bank, the Subsidiary Banks distribute or make available a variety of investment services and products to institutional and individual investors including institutional sales, bond accounting, safekeeping and interest rate risk analysis services. Through Compass Brokerage, Inc., a wholly owned subsidiary of Compass Bank, the Subsidiary Banks also provide discount brokerage services, mutual funds and variable annuities to individuals and businesses. Through Compass Bank's wholly owned subsidiary, Compass Financial Corporation, the Subsidiary Banks provide lease financing services to individuals and businesses.

NONBANKING SUBSIDIARIES

Through wholly-owned subsidiaries, Compass is engaged in providing insurance products to customers of the Subsidiaries and owning real estate for bank premises. Revenues from operation of these subsidiaries do not presently constitute a significant portion of Compass' total operating revenues. Compass may subsequently engage in other activities permissible for registered financial services companies when suitable opportunities develop. Proposals for such further activities are subject to approval by appropriate regulatory authorities. Refer to "SUPERVISION AND REGULATION".

Compass' principal executive offices are located at 15 South 20th Street, Birmingham, Alabama 35233, and its telephone number is (205) 297-3000.

If you would like to know more about Compass, see the documents incorporated by reference in this prospectus as described under the section "WHERE YOU CAN FIND MORE INFORMATION".

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GOVERNMENT MONETARY POLICY

Compass and the Subsidiary Banks are affected by the credit policies of monetary authorities including the Board of Governors of the Federal Reserve System ("Federal Reserve"). An important function of the Federal Reserve is to regulate the national supply of bank credit. Among the instruments of monetary policy used by the Federal Reserve to implement these objectives are open market operations in U.S. Government securities, changes in the discount rate, reserve requirements on member bank deposits, and funds availability regulations. These instruments are used in varying combinations to influence the overall growth of bank loans, investments, and deposits and may also affect interest rates charged on loans or paid on deposits.

The monetary policies of the Federal Reserve authorities have had a significant effect on the operating results of financial institutions in the past and will continue to do so in the future. In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to the future impact that changes in interest rates, deposit levels, or loan demand may have on the business and income of Compass and the Subsidiary Banks.

THE TRUSTS

Each Trust is a statutory business trust formed under Delaware law pursuant to (i) a trust agreement executed by Compass, as depositor of the Trust, and Chase Manhattan Bank USA, National Association, as Delaware trustee (the "Delaware Trustee") of the Trust and (ii) the filing of a certificate of trust with the Delaware Secretary of State. Each trust agreement will be amended and restated in its entirety (each, as so amended and restated, a "Trust Agreement") substantially in the form filed as an exhibit to the registration statement of which this prospectus forms a part. Each Trust Agreement will be qualified as an Indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Each Trust exists for the exclusive purpose of (i) issuing and selling its trust securities, (ii) using the proceeds from the sale of such trust securities to acquire a series of Corresponding Junior Subordinated Debt Securities issued by Compass and (iii) engaging in only those other activities necessary or incidental thereto (such as registering the transfer of the trust securities). Accordingly, the Corresponding Junior Subordinated Debt Securities and the right to reimbursement of expenses under the related expense agreement will be the sole assets of each Trust, and payments under the Corresponding Junior Subordinated Debt Securities and the related expense agreement will be the sole revenue of each Trust.

All of the Common Securities of each Trust will be owned by Compass. The Common Securities of a Trust will rank *pari passu,* and payments will be made thereon pro rata, with the Capital Securities of such Trust, except that upon the occurrence and continuance of an event of default under a Trust Agreement resulting from an event of default under the Indenture, the rights of Compass, as holder of the Common Securities, to payment in respect of distributions and payments upon liquidation or redemption will be subordinated to the rights of the holders of the Capital Securities of such Trust. See "DESCRIPTION OF CAPITAL SECURITIES — SUBORDINATION OF COMMON SECURITIES". The Common Securities will represent an aggregate liquidation amount equal to not less than 3% of the total capital of each Trust.

Unless otherwise specified in the applicable prospectus supplement, each Trust has a term of approximately 55 years, but may terminate earlier as provided in the applicable Trust Agreement. Each Trust's business and affairs are conducted by its trustees, each appointed by Compass as holder of the Common Securities. The trustees for each Trust will be JPMorgan Chase Bank, as property trustee (the "Property Trustee"), the Delaware Trustee, and two individual trustees (the "Administrative Trustees") who are employees or officers of or affiliated with Compass (collectively, the "Trust Trustees"). The

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Property Trustee will act as sole Indenture trustee under each Trust Agreement for purposes of compliance with the Trust Indenture Act. JPMorgan Chase Bank will also act as trustee under the Guarantees and the Indenture. See "DESCRIPTION OF GUARANTEES" and "DESCRIPTION OF JUNIOR SUBORDINATED DEBT SECURITIES". The holder of the Common Securities of a Trust, or the holders of a majority in liquidation amount of the related Capital Securities if an event of default under the Trust Agreement for such Trust has occurred and is continuing, will be entitled to appoint, remove or replace the Property Trustee and/or the Delaware Trustee for such Trust. In no event will the holders of the Capital Securities have the right to vote to appoint, remove or replace the Administrative Trustees; such voting rights are vested exclusively in the holder of the Common Securities. The duties and obligations of each Trust Trustee are governed by the applicable Trust Agreement. Compass will pay all fees and expenses related to each Trust and the offering of the Capital Securities and will pay, directly or indirectly, all ongoing costs, expenses and liabilities of each Trust.

The principal executive office of each Trust is c/o Compass Bancshares, Inc.,15 South 20th Street, Birmingham, Alabama 35233 and its telephone number is (205) 297-3000.

USE OF PROCEEDS

Each Trust will use all of the proceeds from the sale of the Capital Securities to purchase our Junior Subordinated Debt Securities. Unless otherwise specified in the applicable prospectus supplement, Compass will use the net proceeds from the sale of its Junior Subordinated Debt Securities for general corporate purposes, which may include funding its operating units and subsidiaries, financing possible acquisitions or business expansion, refinancing or extending the maturity of existing debt obligations, investments at the holding company level and stock repurchases. The applicable prospectus supplement will provide more detail on the use of proceeds of any specific offering.

CONSOLIDATED EARNINGS RATIOS

The following table provides Compass' consolidated ratios of earnings to fixed charges:
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	Years Ended December 31,				
	2001	2000	1999	1998	1997
Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends					
Including interest on deposits	1.58	1.44	1.53	1.48	1.48
Excluding interest on deposits	2.44	2.36	2.65	2.65	2.90
Consolidated Ratio of Earnings to Combined Fixed Charges					
Including interest on deposits	1.58	1.44	1.53	1.49	1.49
Excluding interest on deposits	2.44	2.36	2.69	2.72	3.01

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WHERE YOU CAN FIND MORE INFORMATION
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Compass files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that Compass files at the SEC's public reference room in Washington, D.C.. You can also request copies of the

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documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC's website at http:://www.sec.gov.

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The SEC allows Compass to "incorporate by reference" the information it files with the SEC, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that Compass files later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. Compass incorporates by reference the documents listed below and any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Act of 1934, as amended (the "Exchange Act"), until our offering is completed:

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— Annual Report on Form 10-K for the year ended December 31, 200l.
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You may request a copy of these filings, at no cost, by writing or telephoning Compass at the following address:

Investor Relations
Compass Bancshares, Inc.
15 South 20th Street
Birmingham, Alabama 35233
(205) 297-3000

FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the information incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. These forward-looking statements are based on Compass' management's beliefs and assumptions and on information currently available to Compass' management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. Factors that could cause actual result to differ from these forward-looking statements include, but are not limited to, those discussed elsewhere in this prospectus, any accompanying prospectus supplement and the document incorporated by reference in this prospectus. You should not put undue reliance on any forward-looking statements. Compass does not have any intention or obligation to update forward-looking statements after it distributes this prospectus.

SUPERVISION AND REGULATION

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As a financial holding company and a bank holding company under the BHC Act, the Federal Reserve regulates, supervises and examines Compass. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to Compass, please refer to Compass' Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Quarterly Reports on Form 10-Q and any subsequent reports that Compass files with the SEC, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, Compass' earnings are affected by actions of the federal and state bank regulatory agencies that regulate us and our banking subsidiaries, and the SEC, which regulates the activities of certain subsidiaries engaged in the securities business.
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Compass' earnings are also affected by general economic conditions, our management policies and legislative action.

In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on Compass' business.

Depository institutions, like Compass' bank subsidiaries, are also affected by various federal laws, including those relating to consumer protection and similar matters. Compass also has other financial services subsidiaries regulated, supervised and examined by the Federal Reserve, as well as other relevant state and federal regulatory agencies and self-regulatory organizations. Compass' non-bank subsidiaries may be subject to other laws and regulations of the federal government or the various states in which they are authorized to do business.

DESCRIPTION OF JUNIOR SUBORDINATED DEBT SECURITIES

This section describes the general terms and provisions of the Junior Subordinated Debt Securities that are offered by this prospectus. The applicable prospectus supplement will describe the specific terms of the Junior Subordinated Debt Securities offered under that prospectus supplement and any general terms outlined in this section that will not apply to those Junior Subordinated Debt Securities.

The Junior Subordinated Debt Securities are to be issued in one or more series under a Junior Subordinated Indenture, as supplemented from time to time (as so supplemented, the "Indenture"), between Compass and JPMorgan Chase Bank, as trustee (the "Debenture Trustee"). This summary of certain terms and provisions of the Junior Subordinated Debt Securities, Corresponding Junior Subordinated Debt Securities and the Indenture, which summarizes the material provisions thereof, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part, and to the Trust Indenture Act, to each of which reference is hereby made. The Indenture will be qualified under the Trust Indenture Act. Whenever particular defined terms of the Indenture (as supplemented or amended from time to time) are referred to herein or in a prospectus supplement, such defined terms are incorporated herein or therein by reference.

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GENERAL

We can issue the Junior Subordinated Debt Securities in one or more series. A series of Junior Subordinated Debt Securities initially will be issued to a Trust in connection with an offering of Capital Securities.

Each series of Junior Subordinated Debt Securities will rank *pari passu* with all other series of Junior Subordinated Debt Securities and will be unsecured and subordinate and junior in right of payment to the extent and in the manner set forth in the Indenture to all Senior Debt (as defined below) of Compass. See "SUBORDINATION". Compass is a non-operating holding company and almost all of the operating assets of Compass and its consolidated subsidiaries are owned by such subsidiaries. Compass relies primarily on dividends from such subsidiaries to meet its obligations. Because Compass is a holding company, the right of Compass to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise, is subject to the prior claims of creditors of the subsidiary, except to the extent Compass may itself be recognized as a creditor of that subsidiary. Accordingly, the Junior Subordinated Debt Securities will be effectively subordinated to all existing and future liabilities of Compass' subsidiaries, and holders of Junior Subordinated Debt Securities should look only to the assets of Compass for payments on the Junior Subordinated Debt Securities. Except as otherwise provided in the applicable prospectus supplement, the Indenture does not limit the incurrence or issuance of other secured or unsecured debt of Compass, including Senior Debt, whether under the Indenture, any other existing Indenture or any other Indenture that Compass may enter into in the future or otherwise. See "SUBORDINATION" and the prospectus supplement relating to any offering of Capital Securities or Junior Subordinated Debt Securities.

The Junior Subordinated Debt Securities will be issuable in one or more series pursuant to an Indenture supplemental to the Indenture or a resolution of Compass' Board of Directors or a committee thereof.

The applicable prospectus supplement or prospectus supplements will describe the following terms of the Junior Subordinated Debt Securities:

(1) the title of the Junior Subordinated Debt Securities;

(2) any limit upon the aggregate principal amount of the Junior Subordinated Debt Securities;

(3) the date or dates on which the principal of the Junior Subordinated Debt Securities is payable (the "Stated Maturity") or the method of determination thereof;

(4) the rate or rates, if any, at which the Junior Subordinated Debt Securities shall bear interest, the dates on which any such interest shall be payable (the "Interest Payment Dates"), the right, if any, of Compass to defer or extend an Interest Payment Date, and the record dates for any interest payable on any Interest Payment Date or the method by which any of the foregoing shall be determined;

(5) the place or places where, subject to the terms of the Indenture as described below under "PAYMENT AND PAYING AGENTS", the principal of and premium, if any, and interest on the Junior Subordinated Debt Securities will be payable and where, subject to the terms of the Indenture as described below under "DENOMINATIONS, REGISTRATION AND TRANSFER", the Junior Subordinated Debt Securities may be presented for registration of transfer or exchange and the place or places where notices and demands to or upon Compass in respect of the Junior Subordinated Debt Securities and the Indentures may be made ("Place of Payment");

(6) any period or periods within which or date or dates on which, the price or prices at which and the terms and conditions upon which Junior Subordinated Debt Securities may be redeemed, in whole or in part, at the option of Compass or a holder thereof;

(7) the obligation or the right, if any, of Compass or a holder thereof to redeem, purchase or repay the Junior Subordinated Debt Securities and the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which and the other terms and conditions upon which the Junior Subordinated Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(8) the denominations in which any Junior Subordinated Debt Securities shall be issuable if other than denominations of $1,000 and any integral multiple thereof;

(9) if other than in U.S. Dollars, the currency or currencies (including currency unit or units) in which the principal of (and premium, if any) and interest and Additional Interest, if any, on the Junior Subordinated Debt Securities shall be payable, or in which the Junior Subordinated Debt Securities shall be denominated;

(10) any additions, modifications or deletions in the events of default under the Indenture or covenants of Compass specified in the Indenture with respect to the Junior Subordinated Debt Securities;

(11) if other than the principal amount thereof, the portion of the principal amount of Junior Subordinated Debt Securities that shall be payable upon declaration of acceleration of the maturity thereof;

(12) any additions or changes to the Indenture with respect to a series of Junior Subordinated Debt Securities as shall be necessary to permit or facilitate the issuance of such series in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

(13) any index or indices used to determine the amount of payments of principal of and premium, if any, on the Junior Subordinated Debt Securities and the manner in which such amounts will be determined;

(14) the terms and conditions relating to the issuance of a temporary Global Security representing all of the Junior Subordinated Debt Securities of such series and the exchange of such temporary Global Security for definitive Junior Subordinated Debt Securities of such series;

(15) subject to the terms described herein under "GLOBAL JUNIOR SUBORDINATED DEBT SECURITIES", whether the Junior Subordinated Debt Securities of the series shall be issued in whole or in part in the form of one or more Global Securities and, in such case, the Depositary for such Global Securities, which Depositary shall be a clearing agency registered under the Exchange Act;

(16) the appointment of any paying agent or agents;

(17) the terms and conditions of any obligation or right of Compass or a holder to convert or exchange the Junior Subordinated Debt Securities into Capital Securities;

(18) the form of Trust Agreement, Guarantee Agreement and Expense Agreement, if applicable;

(19) the relative degree, if any, to which such Junior Subordinated Debt Securities of the series shall be senior to or be subordinated to other series of such Junior Subordinated Debt Securities or other indebtedness of Compass in right of payment, whether such other series of Junior Subordinated Debt Securities or other indebtedness are outstanding or not; and

(20) any other terms of the Junior Subordinated Debt Securities not inconsistent with the provisions of the Indenture.

Junior Subordinated Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain U.S. Federal income tax consequences and special considerations applicable to any such Junior Subordinated Debt Securities will be described in the applicable prospectus supplement.

If the purchase price of any of the Junior Subordinated Debt Securities is payable in one or more foreign currencies or currency units or if any Junior Subordinated Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Junior Subordinated Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain U.S. Federal income tax consequences, specific terms and other information with respect to such series of Junior Subordinated Debt Securities and such foreign currency or currency units will be set forth in the applicable prospectus supplement. If any index is used to determine the amount of payments of principal of, premium, if any, or interest on any series of Junior Subordinated Debt Securities, special U.S. Federal income tax, accounting and other considerations applicable thereto will be described in the applicable prospectus supplement.

DENOMINATIONS, REGISTRATION AND TRANSFER

Unless otherwise specified in the applicable prospectus supplement, the Junior Subordinated Debt Securities will be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. Junior Subordinated Debt Securities of any series will be exchangeable for other Junior Subordinated Debt Securities of the same issue and series, of any authorized denominations, of a like aggregate principal amount, of the same original issue date and Stated Maturity and bearing the same interest rate.

Junior Subordinated Debt Securities may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the appropriate securities registrar or at the office of any transfer agent designated by Compass for such purpose with respect to any series of Junior Subordinated Debt Securities and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Compass will appoint the Trustee as securities registrar under the Indenture. If the applicable prospectus supplement refers to any transfer agents (in addition to the securities registrar) initially designated by Compass with respect to any series of Junior Subordinated Debt Securities, Compass may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, provided that Compass maintains a transfer agent in each place of payment for such series. Compass may at any time designate additional transfer agents with respect to any series of Junior Subordinated Debt Securities.

In the event of any redemption, neither Compass nor the Debenture Trustee shall be required to:

(i) issue, register the transfer of or exchange Junior Subordinated Debt Securities of any series during the period beginning at the opening of business 15 days before the day of selection for redemption of Junior Subordinated Debt Securities of that series and ending at the close of business on the day of mailing of the relevant notice of redemption or

(ii) transfer or exchange any Junior Subordinated Debt Securities so selected for redemption, except, in the case of any Junior Subordinated Debt Securities being redeemed in part, any portion thereof not to be redeemed.

GLOBAL JUNIOR SUBORDINATED DEBT SECURITIES

The Junior Subordinated Debt Securities of a series may be issued in whole or in part in the form of one or more Global Junior Subordinated Debt Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the prospectus supplement relating to such series. Global Junior Subordinated Debt Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Junior Subordinated Debt Securities represented thereby, a Global Junior Subordinated Debenture may not be transferred except as a whole by the Depositary for such Global Junior Subordinated Debenture to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

The specific terms of the depositary arrangement with respect to a series of Junior Subordinated Debt Securities will be described in the prospectus supplement relating to such series. Compass anticipates that the following provisions will generally apply to depositary arrangements.

Upon the issuance of a Global Junior Subordinated Debenture, and the deposit of such Global Junior Subordinated Debenture with or on behalf of the Depositary, the Depositary for such Global Junior Subordinated Debenture or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Junior Subordinated Debt Securities represented by such Global Junior Subordinated Debenture to the accounts of persons that have accounts with such Depositary ("Participants"). Such accounts shall be designated by the dealers, underwriters or agents with respect to such Junior Subordinated Debt Securities or by Compass if such Junior Subordinated Debt Securities are offered and sold directly by Compass. Ownership of beneficial interests in a Global Junior Subordinated Debenture will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Junior Subordinated Debenture will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Junior Subordinated Debenture.

So long as the Depositary for a Global Junior Subordinated Debenture, or its nominee, is the registered owner of such Global Junior Subordinated Debenture, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Junior Subordinated Debt Securities represented by such Global Junior Subordinated Debenture for all purposes under the Indenture governing such Junior Subordinated Debt Securities. Except as provided below, owners of beneficial interests in a Global Junior Subordinated Debenture will not be entitled to have any of the individual Junior Subordinated Debt Securities of the series represented by such Global Junior Subordinated Debenture registered in their names, will not receive or be entitled to receive physical delivery of any such Junior Subordinated Debt

Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

Payments of principal of (and premium, if any, on) and interest on individual Junior Subordinated Debt Securities represented by a Global Junior Subordinated Debenture registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Junior Subordinated Debenture representing such Junior Subordinated Debt Securities. None of Compass, the Debenture Trustee, any Paying Agent, or the Securities Registrar for such Junior Subordinated Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Junior Subordinated Debenture representing such Junior Subordinated Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Compass expects that the Depositary for a series of Junior Subordinated Debt Securities or its nominee, upon receipt of any payment of principal (premium, if any) or interest in respect of a permanent Global Junior Subordinated Debenture representing any of such Junior Subordinated Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Junior Subordinated Debenture for such Junior Subordinated Debt Securities as shown on the records of such Depositary or its nominee. Compass also expects that payments by Participants to owners of beneficial interests in such Global Junior Subordinated Debenture held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such Participants.

Unless otherwise specified in the applicable prospectus supplement, if a Depositary for a series of Junior Subordinated Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and Compass is unable to locate a qualified successor, Compass will issue individual Junior Subordinated Debt Securities of such series in exchange for the Global Junior Subordinated Debenture representing such series of Junior Subordinated Debt Securities. In addition, Compass may at any time and in its sole discretion, subject to any limitations described in the prospectus supplement relating to such Junior Subordinated Debt Securities, determine not to have any Junior Subordinated Debt Securities of such series represented by one or more Global Junior Subordinated Debt Securities and, in such event, will issue certificated Junior Subordinated Debt Securities of such series in exchange for the Global Junior Subordinated Debenture or Securities representing such series of Junior Subordinated Debt Securities.

Further, if Compass so specifies with respect to the Junior Subordinated Debt Securities of a series, an owner of a beneficial interest in a Global Junior Subordinated Debenture representing Junior Subordinated Debt Securities of such series may, on terms acceptable to Compass, the Debenture Trustee and the Depositary for such Global Junior Subordinated Debenture, receive certificated Junior Subordinated Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the prospectus supplement relating to such Junior Subordinated Debt Securities. In any such instance, an owner of a beneficial interest in a Global Junior Subordinated Debenture will be entitled to physical delivery of certificated Junior Subordinated Debt Securities of the series represented by such Global Junior Subordinated Debenture equal in principal amount to such beneficial interest and to have such Junior Subordinated Debt Securities registered in its name. Individual Junior Subordinated Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by Compass, of $1,000 and integral multiples thereof.

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PAYMENT AND PAYING AGENTS

Unless otherwise indicated in the applicable prospectus supplement, payment of principal of (and premium, if any) and any interest on Junior Subordinated Debt Securities will be made at the office of the Debenture Trustee in the City of New York or at the office of such paying agent or paying agents as Compass may designate from time to time, except that at the option of Compass payment of any interest may be made:

   (i) except in the case of Global Junior Subordinated Debt Securities, by check mailed to the address of the Person entitled thereto as such address shall appear in the securities register or

   (ii) by transfer to an account maintained by the person entitled thereto as specified in the securities register, provided that proper transfer instructions have been received by the Regular Record Date. Unless otherwise indicated in the applicable prospectus supplement, payment of any interest on Junior Subordinated Debt Securities will be made to the person in whose name such Junior Subordinated Debenture is registered at the close of business on the Regular Record Date for such interest, except in the case of Defaulted Interest. Compass may at any time designate additional Paying Agents or rescind the designation of any paying agent; however Compass will at all times be required to maintain a paying agent in each place of payment for each series of Junior Subordinated Debt Securities.

Any moneys deposited with the Debenture Trustee or any Paying Agent, or then held by Compass in trust, for the payment of the principal of (and premium, if any) or interest on any Junior Subordinated Debenture and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall, at the request of Compass, be repaid to Compass and the holder of such Junior Subordinated Debenture shall thereafter look, as a general unsecured creditor, only to Compass for payment thereof.

OPTION TO DEFER INTEREST PAYMENTS

If provided in the applicable prospectus supplement, Compass will have the right at any time and from time to time during the term of any series of Junior Subordinated Debt Securities to defer payment of interest for up to such number of consecutive interest payment periods as may be specified in the applicable prospectus supplement (each, an "Extension Period"), subject to the terms, conditions and covenants, if any, specified in such prospectus supplement, provided that such Extension Period may not extend beyond the Stated Maturity of such series of Junior Subordinated Debt Securities. Certain U.S. Federal income tax consequences and special considerations applicable to any such Junior Subordinated Debt Securities will be described in the applicable prospectus supplement.

REDEMPTION

Unless otherwise indicated in the applicable prospectus supplement, Junior Subordinated Debt Securities will not be subject to any sinking fund.

Unless otherwise indicated in the applicable prospectus supplement, Compass may, at its option, redeem the Junior Subordinated Debt Securities of any series in whole at any time or in part from time to time. If the Junior Subordinated Debt Securities of any series are so redeemable only on or after a specified date or upon the satisfaction of additional conditions, the applicable prospectus supplement will specify such date or describe such conditions. Junior Subordinated Debt Securities in denominations larger than $1,000 may be redeemed in part but only in integral multiples of $1,000. Except as otherwise specified in the applicable prospectus supplement, the redemption price for any Junior Subordinated Debenture so redeemed shall equal any accrued and unpaid interest (including Additional Interest) thereon to the redemption date, plus 100% of the principal amount thereof. Compass has committed to the Federal Reserve that Compass will not exercise its right to redeem the Junior Subordinated Debt Securities prior to the Stated Maturity without having received the prior approval of the Federal Reserve to do so, if such approval is then required under the applicable Federal Reserve capital guidelines or policies.

Except as otherwise specified in the applicable prospectus supplement, if a Tax Event (as defined below) in respect of a series of Junior Subordinated Debt Securities or a Capital Treatment Event or an Investment Company Event (both as defined below) shall occur and be continuing, Compass may, at its option, redeem such series of Junior Subordinated Debt Securities in whole (but not in part) at any time within 90 days following the occurrence of such Tax Event, Capital Treatment Event or Investment Company Event, at a redemption price equal to 100% of the principal amount of such Junior Subordinated Debt Securities then outstanding plus accrued and unpaid interest to the date fixed for redemption, except as otherwise specified in the applicable prospectus supplement.

"Tax Event" means the receipt by us or a Trust of a series of Capital Securities of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of such Capital Securities under the Trust Agreement, there is more than an insubstantial risk that (i) such Trust is, or will be within 90 days of the date of such opinion, subject to U.S. Federal income tax with respect to income received or accrued on the corresponding series of Corresponding Junior Subordinated Debt Securities, (ii) interest payable by Compass on such series of Corresponding Junior Subordinated Debt Securities is not, or within 90 days of the date of such opinion, will not be, deductible by Compass, in whole or in part, for U.S. Federal income tax purposes, or (iii) such Trust is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

A "Capital Treatment Event" means the reasonable determination by Compass that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any rules or regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws, rules or regulations, which amendment or change is effective or which pronouncement, action or decision is announced on or after the date of issuance of the Capital Securities, there is more than an insubstantial risk that Compass will not be entitled to treat an amount equal to the aggregate Liquidation Amount of the Capital Securities as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to Compass.

An "Investment Company Event" means the receipt by us or a Trust of an opinion, requested by us, of counsel experienced in such matters to the effect that, as a result of a change in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which change is effective or which pronouncement or decision is announced on or after the date of issuance of such Capital Securities under the Trust Agreement, there is more than an insubstantial risk that a Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder of Junior Subordinated Debt Securities to be redeemed at its registered address.

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Unless Compass defaults in payment of the redemption price, on and after the redemption date interest shall cease to accrue on such Junior Subordinated Debt Securities or portions thereof called for redemption.

RESTRICTIONS ON CERTAIN PAYMENTS

Compass will also covenant, as to each series of Junior Subordinated Debt Securities, that it will not, and will not permit any subsidiary of Compass to:

  (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of Compass' capital stock or
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  (ii) make any payment of principal of or interest or premium, if any, on or repay or repurchase or redeem any debt securities of Compass (including other Junior Subordinated Debt Securities) that rank equal with or junior to the Junior Subordinated Debt Securities, other than

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        (a) repurchases, redemptions or other acquisitions of shares of capital stock of Compass in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of Compass (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period,

        (b) as a result of any exchange or conversion of any class or series of Compass' capital stock (or any capital stock of a subsidiary of Compass) for any class or series of Compass' capital stock or of any class or series of Compass' indebtedness for any class or series of Compass' capital stock,

        (c) the purchase of fractional interests in shares of Compass' capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged,

        (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto, or

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        (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equal with or junior to such stock, or

  (iii) make any guarantee payments on any guarantee of debt securities of any of our subsidiaries (including under other guarantees) if the guarantee ranks equally with or junior to the Junior Subordinated Debt Securities, if at such time:

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        (a) there shall have occurred any event of which Compass has actual knowledge that (1) with the giving of notice or the lapse of time, or both, would constitute an "Event of Default" under the Indenture with respect to the Junior Subordinated Debt Securities of such series and (2) in respect of which Compass shall not have taken reasonable steps to cure,

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(b) if such Junior Subordinated Debt Securities are held by a Trust of a series of related Capital Securities, Compass shall be in default with respect to its payment of any obligations under the Guarantee relating to such related Capital Securities or

(c) Compass shall have given notice of its selection of an Extension Period as provided in the Indenture with respect to the Junior Subordinated Debt Securities of such series and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing.

MODIFICATION OF INDENTURE

From time to time Compass and the Debenture Trustee may, without the consent of the holders of any series of Junior Subordinated Debt Securities, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies (provided that any such action does not materially adversely affect the interest of the holders of any series of Junior Subordinated Debt Securities or, in the case of Corresponding Junior Subordinated Debt Securities, the holders of the related Capital Securities so long as they remain outstanding) and qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting Compass and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of each outstanding series of Junior Subordinated Debt Securities affected, to modify the Indenture in a manner affecting adversely the rights of the holders of such series of the Junior Subordinated Debt Securities in any material respect; provided, that no such modification may, without the consent of the holder of each outstanding Junior Subordinated Debenture so affected:

 (i) change the Stated Maturity of any series of Junior Subordinated Debt Securities (except as otherwise specified in the applicable prospectus supplement), or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon or

 (ii) reduce the percentage of principal amount of Junior Subordinated Debt Securities of any series, the holders of which are required to consent to any such modification of the Indenture, provided that, in the case of Corresponding Junior Subordinated Debt Securities, so long as any of the related Capital Securities remain outstanding,

(a) no such modification may be made that adversely affects the holders of such Capital Securities in any material respect, and no termination of the Indenture may occur, and no waiver of any event of default or compliance with any covenant under the Indenture may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of all outstanding related Capital Securities affected unless and until the principal of the Corresponding Junior Subordinated Debt Securities and all accrued and unpaid interest thereon have been paid in full and certain other conditions have been satisfied and

(b) where a consent under the Indenture would require the consent of each holder of Corresponding Junior Subordinated Debt Securities, no such consent will be given by the Property Trustee without the prior consent of each holder of related Capital Securities.

In addition, Compass and the Debenture Trustee may execute, without the consent of any holder of Junior Subordinated Debt Securities, any supplemental Indenture for the purpose of creating any new series of Junior Subordinated Debt Securities.

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DEBENTURE EVENTS OF DEFAULT

The Indenture provides that any one or more of the following described events with respect to a series of Junior Subordinated Debt Securities that has occurred and is continuing constitutes a "Debenture Event of Default" with respect to such series of Junior Subordinated Debt Securities:

  (i) failure for 30 days to pay any interest on such series of Junior Subordinated Debt Securities, including any Additional Interest in respect thereof, when due (subject to the deferral of any interest payment in the case of an Extension Period); or

  (ii) failure to pay any principal or premium, if any, on such series of Junior Subordinated Debt Securities when due whether at maturity or upon redemption; or

  (iii) failure to observe or perform any other covenants contained in the Indenture for 60 days after written notice to Compass from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of such affected series of outstanding Junior Subordinated Debt Securities; or

  (iv) certain events in bankruptcy, insolvency or reorganization of Compass.

The holders of a majority in aggregate outstanding principal amount of Junior Subordinated Debt Securities of each series affected have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of Junior Subordinated Debt Securities of each series affected may declare the principal due and payable immediately upon a Debenture Event of Default. In case a Debenture Event of Default shall occur and be continuing as to a series of Corresponding Junior Subordinated Debt Securities, the Property Trustee will have the right to declare the principal of and the interest on such Corresponding Junior Subordinated Debt Securities, and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to such Corresponding Junior Subordinated Debt Securities. In the case of Corresponding Junior Subordinated Debt Securities, should the Debenture Trustee or the Property Trustee fail to make such declaration, the holders of at least 25% in aggregate Liquidation Amount of the related Capital Securities shall have such right. The Property Trustee may annul such declaration and waive such default, provided all defaults have been cured and all payment obligations have been made current. Should the Property Trustee fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the related Capital Securities shall have such right.

The holders of a majority in aggregate outstanding principal amount of each series of Junior Subordinated Debt Securities affected thereby may, on behalf of the holders of all the Junior Subordinated Debt Securities of such series, waive any default, except a default in the payment of principal or interest (including any Additional Interest) (unless such default has been cured and a sum sufficient to pay all matured installments of interest (including any Additional Interest) and principal due otherwise than by acceleration has been deposited with the Debenture Trustee) or a default in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Junior Subordinated Debenture of such series. In the case of Corresponding Junior Subordinated Debt Securities, the holders of a majority in aggregate Liquidation Amount of the related Capital Securities shall have such right. Compass is required to file annually with the Debenture Trustee a certificate as to whether or not Compass is in compliance with all the conditions and covenants applicable to it under the Indenture.

The Indenture requires the annual filing by Compass with the Debenture Trustee of a certificate as to the absence of certain defaults under the Indenture.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF CAPITAL SECURITIES

If a Debenture Event of Default with respect to a series of Corresponding Junior Subordinated Debt Securities has occurred and is continuing and such event is attributable to the failure of Compass to pay interest or principal on such Corresponding Junior Subordinated Debt Securities on the date such interest or principal is due and payable, a holder of related Capital Securities may institute a legal proceeding directly against Compass for enforcement of payment to such holder of the principal of or interest (including any Additional Interest) on such Corresponding Junior Subordinated Debt Securities having a principal amount equal to the aggregate Liquidation Amount of the related Capital Securities of such holder (a "Direct Action"). Compass may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Capital Securities outstanding. If the right to bring a Direct Action is removed, the applicable Trust may become subject to the reporting obligations under the Exchange Act. Compass shall have the right under the Indenture to set-off any payment made to such holder of Capital Securities by Compass in connection with a Direct Action.

The holders of the Capital Securities will not be able to exercise directly any remedies other than those set forth in the preceding paragraph available to the holders of the Corresponding Junior Subordinated Debt Securities unless there shall have been an event of default under the Trust Agreement. See "DESCRIPTION OF CAPITAL SECURITIES — EVENTS OF DEFAULT; NOTICE".

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

The Indenture provides that Compass shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and no Person shall consolidate with or merge into Compass or convey, transfer or lease its properties and assets substantially as an entirety to Compass, unless (i) in case Compass consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any state or the District of Columbia, and such successor Person expressly assumes Compass' obligations on the Junior Subordinated Debt Securities issued under the Indenture; (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, shall have occurred and be continuing and (iii) certain other conditions as prescribed by the Indenture are met. The general provisions of the Indenture do not afford holders of the Junior Subordinated Debt Securities protection in the event of a highly leveraged or other transaction involving Compass that may adversely affect holders of the Junior Subordinated Debt Securities.

SATISFACTION AND DISCHARGE

The Indenture provides that when, among other things, all Junior Subordinated Debt Securities not previously delivered to the Debenture Trustee for cancellation (i) have become due and payable or (ii) will become due and payable at their Stated Maturity within one year, and Compass deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount in the currency or currencies in which the Junior Subordinated Debt Securities are payable sufficient to pay and discharge the entire indebtedness on the Junior Subordinated Debt Securities not previously delivered to the Debenture Trustee for cancellation, for the principal (and premium, if any) and interest (including any Additional Interest) to the date of the deposit or to the Stated Maturity, as the case may be, then the Indenture will cease to be of further effect (except as to Compass' obligations to pay all other sums due pursuant to the Indenture and to provide the officers' certificates and opinions of counsel described therein), and Compass will be deemed to have satisfied and discharged the Indenture.

CONVERSION OR EXCHANGE

If and to the extent indicated in the applicable prospectus supplement, the Junior Subordinated Debt Securities of any series may be convertible or exchangeable into Junior Subordinated Debt Securities of another series or into Capital Securities of another series. The specific terms on which Junior Subordinated Debt Securities of any series may be so converted or exchanged will be set forth in the applicable prospectus supplement. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of Compass, in which case the number of shares of Capital Securities or other securities to be received by the holders of Junior Subordinated Debt Securities would be calculated as of a time and in the manner stated in the applicable prospectus supplement.

SUBORDINATION

The Junior Subordinated Debt Securities will be subordinate in right of payment, to the extent set forth in the Indenture, to all Senior Debt (as defined below) of Compass. If Compass defaults in the payment of any principal, premium, if any, or interest, if any, or any other amount payable on any Senior Debt when the same becomes due and payable, whether at maturity or at a date fixed for redemption or by declaration of acceleration or otherwise, then, unless and until such default has been cured or waived or has ceased to exist or all Senior Debt has been paid, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) may be made or agreed to be made on the Junior Subordinated Debentures, or in respect of any redemption, repayment, retirement, purchase or other acquisition of any of the Junior Subordinated Debt Securities.

As used herein, "Senior Debt" means any obligation of Compass to its creditors, whether now outstanding or subsequently incurred, other than any obligation as to which, in the instrument creating or evidencing the obligation or pursuant to which the obligation is outstanding, it is provided that such obligation is not Senior Debt, but does not include trade accounts payable and accrued liabilities arising in the ordinary course of business. Senior Debt includes Compass' outstanding subordinated debt securities and any subordinated debt securities issued in the future with substantially similar subordination terms, but does not include the Junior Subordinated Debt Securities of any series or any junior subordinated debt securities issued in the future with subordination terms substantially similar to those of the Junior Subordinated Debt Securities. Substantially all of the existing indebtedness of Compass constitutes Senior Debt.

In the event of:

 (i) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to Compass, its creditors or its property,

 (ii) any proceeding for the liquidation, dissolution or other winding up of Compass, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings,

 (iii) any assignment by Compass for the benefit of creditors or

 (iv) any other marshalling of the assets of Compass, all Senior Debt (including any interest thereon accruing after the commencement of any such proceedings) shall first be paid in full before any payment or distribution, whether in cash, securities or other property, shall be made on account of the Junior Subordinated Debt Securities.

In such event, any payment or distribution on account of the Junior Subordinated Debt Securities, whether in cash, securities or other property, that would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Junior Subordinated Debt Securities will be paid or delivered directly to the holders of Senior Debt in accordance with the priorities then existing among such holders until all Senior Debt (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full.

In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Debt, the holders of Junior Subordinated Debt Securities, together with the holders of any obligations of Compass ranking on a parity with the Junior Subordinated Debt Securities, will be entitled to be paid from the remaining assets of Compass the amounts at the time due and owing on the Junior Subordinated Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, will be made on account of any capital stock or obligations of Compass ranking junior to the Junior Subordinated Debt Securities. If any payment or distribution on account of the Junior Subordinated Debt Securities of any character or any security, whether in cash, securities or other property is received by any holder of any Junior Subordinated Debt Securities in contravention of any of the terms hereof and before all the Senior Debt has been paid in full, such payment or distribution or security will be received in trust for the benefit of, and must be paid over or delivered and transferred to, the holders of the Senior Debt at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Debt remaining unpaid to the extent necessary to pay all such Senior Debt in full. By reason of such subordination, in the event of the insolvency of Compass, holders of Senior Debt may receive more, ratably, and holders of the Junior Subordinated Debt Securities may receive less, ratably, than the other creditors of Compass. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

The Junior Subordinated Indenture places no limitation on the amount of additional Senior Debt that may be incurred by Compass. Compass expects from time to time to incur additional indebtedness constituting Senior Debt.

TRUST EXPENSES

Pursuant to the Expense Agreement for each series of Corresponding Junior Subordinated Debt Securities, Compass will irrevocably and unconditionally agree with each Trust that holds Junior Subordinated Debt Securities that Compass will pay to such Trust, and reimburse such Trust for, the full amounts of any costs, expenses or liabilities of the Trust, other than obligations of the Trust to pay to the holders of any Capital Securities or other similar interests in the Trust the amounts due such holders pursuant to the terms of the Capital Securities or such other similar interests, as the case may be. Such payment obligation will include any such costs, expenses or liabilities of the Trust that are required by applicable law to be satisfied in connection with a termination of such Trust.

GOVERNING LAW

The Indenture and the Junior Subordinated Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

The Debenture Trustee shall have and be subject to all the duties and responsibilities specified with respect to an Indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Junior Subordinated Debt Securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

CORRESPONDING JUNIOR SUBORDINATED DEBT SECURITIES

The Corresponding Junior Subordinated Debt Securities may be issued in one or more series of Junior Subordinated Debt Securities under the Indenture with terms corresponding to the terms of a series of related Capital Securities. In that event, concurrently with the issuance of each Trust's Capital Securities, such Trust will invest the proceeds thereof and the consideration paid by Compass for the Common Securities of such Trust in such series of Corresponding Junior Subordinated Debt Securities issued by Compass to such Trust. Each series of Corresponding Junior Subordinated Debt Securities will be in the principal amount equal to the aggregate stated Liquidation Amount of the related Capital Securities and the Common Securities of such Trust and will rank *pari passu* with all other series of Junior Subordinated Debt Securities. Holders of the related Capital Securities will have the rights in connection with modifications to the Indenture or upon occurrence of Debenture Events of Default, as described under "MODIFICATION OF INDENTURE" and "DEBENTURE EVENTS OF DEFAULT", unless provided otherwise in the prospectus supplement for such related Capital Securities.

Unless otherwise specified in the applicable prospectus supplement, if a Tax Event in respect of a Trust shall occur and be continuing, Compass may, at its option, redeem the Corresponding Junior Subordinated Debt Securities at any time within 90 days of the occurrence of such Tax Event, in whole but not in part, subject to the provisions of the Indenture and whether or not such Corresponding Junior Subordinated Debt Securities are then otherwise redeemable at the option of Compass. The redemption price for any Corresponding Junior Subordinated Debt Securities shall be equal to 100% of the principal amount of such Corresponding Junior Subordinated Debt Securities then outstanding plus accrued and unpaid interest to the date fixed for redemption. For so long as the applicable Trust is the holder of all the outstanding Corresponding Junior Subordinated Debt Securities, the proceeds of any such redemption will be used by the Trust to redeem the corresponding Trust Securities in accordance with their terms. Compass may not redeem a series of Corresponding Junior Subordinated Debt Securities in part unless all accrued and unpaid interest has been paid in full on all outstanding Corresponding Junior Subordinated Debt Securities of such series for all interest periods terminating on or prior to the Redemption Date.

Compass will covenant in the Indenture, as to each series of Corresponding Junior Subordinated Debt Securities, that if and so long as:

 (i) the Trust of the related series of Trust Securities is the holder of all such Corresponding Junior Subordinated Debt Securities,

 (ii) a Tax Event in respect of such Trust has occurred and is continuing and

 (iii) Compass has elected, and has not revoked such election, to pay Additional Sums (as defined under "DESCRIPTION OF CAPITAL SECURITIES — REDEMPTION OR EXCHANGE") in respect of such Trust Securities, Compass will pay to such Trust such Additional Sums.

Compass will also covenant, as to each series of Corresponding Junior Subordinated Debt Securities:

   (i) to maintain directly or indirectly 100% ownership of the Common Securities of the Trust to which such Corresponding Junior Subordinated Debt Securities have been issued, provided that certain successors which are permitted pursuant to the Indenture may succeed to Compass' ownership of the Common Securities,

   (ii) not to voluntarily terminate, wind-up or liquidate any Trust, except (a) in connection with a distribution of Corresponding Junior Subordinated Debt Securities to the holders of the Capital Securities in exchange therefor upon liquidation of such Trust or (b) in connection with certain mergers, consolidations or amalgamations permitted by the related Trust Agreement, and

   (iii) to use its reasonable efforts, consistent with the terms and provisions of the related Trust Agreement, to cause such Trust to remain classified as a grantor trust and not as an association taxable as a corporation for U.S. Federal income tax purposes.

DESCRIPTION OF CAPITAL SECURITIES

This section describes the general terms and provisions of the Capital Securities that are offered by this prospectus. The applicable prospectus supplement will describe the specific terms of the series of Capital Securities offered under that prospectus supplement and any general terms outlined in this section that will not apply to those Capital Securities.

Pursuant to the terms of the Trust Agreement for each Trust, the Trust Trustees on behalf of such Trust will issue the Capital Securities and the Common Securities. The Capital Securities of a particular Trust will represent preferred beneficial interests in the Trust and the holders thereof will be entitled to a preference in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation over the Common Securities of such Trust, as well as other benefits as described in the corresponding Trust Agreement. This summary of certain provisions of the Capital Securities and each Trust Agreement, which summarizes the material terms thereof, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of each Trust Agreement, including the definitions therein of certain terms, and the Trust Indenture Act, to which reference is hereby made. Wherever particular defined terms of a Trust Agreement (as amended or supplemented from time to time) are referred to herein or in a prospectus supplement, such defined terms are incorporated herein or therein by reference. The form of the Trust Agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. Each of the Trusts is a legally separate entity and the assets of one are not available to satisfy the obligations of any of the others.

GENERAL

The Capital Securities of a Trust will rank *pari passu,* and payments will be made thereon pro rata, with the Common Securities of that Trust except as described under "SUBORDINATION OF COMMON SECURITIES". Legal title to the Corresponding Junior Subordinated Debt Securities will be held by the Property Trustee in trust for the benefit of the holders of the related Capital Securities and Common Securities. Each Guarantee Agreement executed by Compass for the benefit of the holders of a Trust's Capital Securities (the "Guarantee" for such Capital Securities) will be a guarantee on a subordinated basis with respect to the related Capital Securities but will not guarantee payment of Distributions or amounts payable on redemption or liquidation of such Capital Securities when the related Trust does not have funds on hand available to make such payments. See "DESCRIPTION OF GUARANTEES".

DISTRIBUTIONS

Distributions on the Capital Securities will be cumulative, will accumulate from the date of original issuance and will be payable on such dates as specified in the applicable prospectus supplement. In the event that any date on which Distributions are payable on the Capital Securities is not a Business Day (as defined below), payment of the Distribution payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect to any such delay) except that, if such Business Day is in the next succeeding calendar year, payment of such Distribution shall be made on the immediately preceding Business Day, in either case with the same force and effect as if made on such date (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). A "Business Day" shall mean any day other than a Saturday or a Sunday, or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.

Each Trust's Capital Securities represent preferred beneficial interests in the applicable Trust, and the Distributions on each Capital Security will be payable at a rate specified in the applicable prospectus supplement for such Capital Securities. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months unless otherwise specified in the applicable prospectus supplement. Distributions to which holders of Capital Securities are entitled will accumulate additional Distributions at the rate per annum if and as specified in the applicable prospectus supplement. The term "Distributions" as used herein includes any such additional Distributions unless otherwise stated.

If provided in the applicable prospectus supplement, Compass has the right under the Indenture, pursuant to which it will issue the Corresponding Junior Subordinated Debt Securities, to defer the payment of interest at any time or from time to time on any series of the Corresponding Junior Subordinated Debt Securities for up to such number of consecutive interest payment periods which will be specified in such prospectus supplement relating to such series (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Corresponding Junior Subordinated Debt Securities. As a consequence of any such deferral, Distributions on the related Capital Securities would be deferred (but would continue to accumulate additional Distributions thereon at the rate per annum set forth in the prospectus supplement for such Capital Securities) by the Trust of such related Capital Securities during any such Extension Period. During any such Extension Period, Compass may not:

 (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of Compass' capital stock or

 (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of Compass that rank *pari passu* in all respects with or junior in interest to the Corresponding Junior Subordinated Debt Securities, other than

    (a) repurchases, redemptions or other acquisitions of shares of capital stock of Compass in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of Compass (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period,

(b) as a result of any exchange or conversion of any class or series of Compass' capital stock (or any capital stock of a subsidiary of Compass) for any class or series of Compass' capital stock or of any class or series of Compass' indebtedness for any class or series of Compass' capital stock,

(c) the purchase of fractional interests in shares of Compass' capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged,

(d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto, or

(e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks *pari passu* with or junior to such stock.

The revenue of each Trust available for distribution to holders of its related Capital Securities will be limited to payments under the Corresponding Junior Subordinated Debt Securities in which the Trust will invest the proceeds from the issuance and sale of its Trust Securities. See "DESCRIPTION OF JUNIOR SUBORDINATED DEBT SECURITIES — CORRESPONDING JUNIOR SUBORDINATED DEBT SECURITIES". If Compass does not make interest payments on such Corresponding Junior Subordinated Debt Securities, the Property Trustee will not have funds available to pay Distributions on the related Capital Securities. The payment of Distributions (if and to the extent the Trust has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by Compass on a limited basis as set forth herein under "DESCRIPTION OF GUARANTEES".

Distributions on the Capital Securities will be payable to the holders thereof as they appear on the register of such Trust on the relevant record dates, which, as long as the Capital Securities remain in book-entry form, will be one Business Day prior to the relevant Distribution Date. Subject to any applicable laws and regulations and the provisions of the applicable Trust Agreement, each such payment will be made as described under "BOOK-ENTRY ISSUANCE". In the event any Capital Securities are not in book-entry form, the relevant record date for such Capital Securities shall be the date at least 15 days prior to the relevant Distribution Date, as specified in the applicable prospectus supplement.

REDEMPTION OR EXCHANGE

Mandatory Redemption. Upon the repayment or redemption, in whole or in part, of any Corresponding Junior Subordinated Debt Securities, whether at maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment or redemption shall be applied by the Property Trustee to redeem a Like Amount (as defined below) of the Trust Securities, upon not less than 30 nor more than 60 days notice, at a redemption price (the "Redemption Price") equal to the aggregate Liquidation Amount of such Trust Securities plus accumulated but unpaid Distributions thereon to the date of redemption (the "Redemption Date") and the related amount of the premium, if any, paid by Compass upon the concurrent redemption of such Corresponding Junior Subordinated Debt Securities. See "DESCRIPTION OF JUNIOR SUBORDINATED DEBT SECURITIES — REDEMPTION".

If less than all of any series of Corresponding Junior Subordinated Debt Securities are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption shall be allocated to the redemption pro rata of the related Capital Securities and the Common Securities. The amount of premium, if any, paid by Compass upon the redemption of all or any part of any series of any Corresponding Junior Subordinated Debt Securities to be repaid or redeemed on a Redemption Date shall be allocated to the redemption pro rata of the related Capital Securities and the Common Securities.

Compass will have the right to redeem any series of Corresponding Junior Subordinated Debt Securities (i) on or after such date as may be specified in the applicable prospectus supplement, in whole at any time or in part from time to time, (ii) at any time, in whole (but not in part), upon the occurrence of a Tax Event, Capital Treatment Event or Investment Company Event or (iii) as may be otherwise specified in the applicable prospectus supplement.

Distribution of Corresponding Junior Subordinated Debt Securities. Compass has the right at any time to terminate any Trust and, after satisfaction of the liabilities of creditors of such Trust as provided by applicable law, cause such Corresponding Junior Subordinated Debt Securities in respect of the related Capital Securities and Common Securities issued by such Trust to be distributed to the holders of such related Capital Securities and Common Securities in liquidation of the Trust. Compass has committed to the Federal Reserve that, so long as Compass (or any affiliate) is a holder of Common Securities of a Trust, Compass will not so terminate such Trust without having received the prior approval of the Federal Reserve to do so, if such approval is then required under applicable Federal Reserve capital guidelines or policies.

After the liquidation date fixed for any distribution of Corresponding Junior Subordinated Debt Securities for any series of Capital Securities:

(i) such series of Capital Securities will no longer be deemed to be outstanding,

(ii) the depositary or its nominee, as the record holder of such series of Capital Securities, will receive a registered global certificate or certificates representing the Corresponding Junior Subordinated Debt Securities to be delivered upon such distribution and

(iii) any certificates representing such series of Capital Securities not held by Depository Trust Company ("DTC") or its nominee will be deemed to represent the Corresponding Junior Subordinated Debt Securities having a principal amount equal to the stated Liquidation Amount of such series of Capital Securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid Distributions on such series of Capital Securities until such certificates are presented to the Trust Trustee or its agent for transfer or reissuance.

There can be no assurance as to the market prices for the Capital Securities or the Corresponding Junior Subordinated Debt Securities that may be distributed in exchange for Capital Securities if a dissolution and liquidation of a Trust were to occur. Accordingly, the Capital Securities that an investor may purchase, or the Corresponding Junior Subordinated Debt Securities that the investor may receive on dissolution and liquidation of a Trust, may trade at a discount to the price that the investor paid to purchase the Capital Securities offered hereby.

Tax Event, Capital Treatment Event or Investment Company Event Redemption. If a Tax Event, Capital Treatment Event or Investment Company Event in respect of a series of Capital Securities and Common Securities shall occur and be continuing, Compass has the right to redeem the Corresponding Junior Subordinated Debt Securities in whole (but not in part) and thereby cause a mandatory redemption of such related Capital Securities and Common Securities in whole (but not in part) at the Redemption Price within 90 days following the occurrence of such Tax Even, Capital Treatment Event or Investment Company Event. In the event a Tax Event, Capital Treatment Event or Investment Company Event in respect of a series of Capital Securities and Common Securities has occurred and is continuing and

Compass does not elect to redeem the Corresponding Junior Subordinated Debt Securities and thereby cause a mandatory redemption of such Capital Securities or to liquidate the related Trust and cause the Corresponding Junior Subordinated Debt Securities to be distributed to holders of such Capital Securities and Common Securities in exchange therefor upon liquidation of the Trust as described above, such Capital Securities will remain outstanding and Additional Sums (as defined below) may be payable on the Corresponding Junior Subordinated Debt Securities.

"Additional Sums" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by a Trust on the outstanding Capital Securities and Common Securities of the Trust shall not be reduced as a result of any additional taxes, duties and other governmental charges to which such Trust has become subject as a result of a Tax Event.

"Capital Treatment Event" means the reasonable determination by Compass that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any rules or regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws, rules or regulations, which amendment or change is effective or such pronouncement, action or decision is announced on or after the date of issuance of the Capital Securities of a Trust, there is more than an insubstantial risk that Compass will not be entitled to treat an amount equal to the aggregate Liquidation Amount of such Capital Securities as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to Compass.

"Investment Company Event" means the receipt by us or a Trust of an opinion, requested by us, of counsel experienced in such matters to the effect that, as a result of a change in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which change is effective or which pronouncement or decision is announced on or after the date of issuance of such Capital Securities under the Trust Agreement, there is more than an insubstantial risk that a Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act.

"Like Amount" means (i) with respect to a redemption of any series of Trust Securities, Trust Securities of such series having a Liquidation Amount (as defined below) equal to the principal amount of Corresponding Junior Subordinated Debt Securities to be contemporaneously redeemed in accordance with the Indenture, the proceeds of which will be used to pay the Redemption Price of such Trust Securities, and (ii) with respect to a distribution of Corresponding Junior Subordinated Debt Securities to holders of any series of Trust Securities in connection with a dissolution or liquidation of the related Trust, Corresponding Junior Subordinated Debt Securities having a principal amount equal to the Liquidation Amount of the Trust Securities in respect of which such distribution is made.

"Liquidation Amount" means the stated amount per Trust Security of $1,000 (or such other stated amount as is set forth in the applicable prospectus supplement).

"Tax Event" with respect to a Trust means the receipt by the Trust of a series of Capital Securities of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of such Capital Securities under the Trust Agreement, there is more than

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an insubstantial risk that (i) such Trust is, or will be within 90 days of the date of such opinion, subject to U.S. Federal income tax with respect to income received or accrued on the corresponding series of Corresponding Junior Subordinated Debt Securities, (ii) interest payable by Compass on such series of Corresponding Junior Subordinated Debt Securities is not, or within 90 days of the date of such opinion, will not be, deductible by Compass, in whole or in part, for U.S. Federal income tax purposes, or (iii) such Trust is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

REDEMPTION PROCEDURES

Capital Securities redeemed on each Redemption Date shall be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Corresponding Junior Subordinated Debt Securities. Redemptions of the Capital Securities shall be made and the Redemption Price shall be payable on each Redemption Date only to the extent that the related Trust has funds on hand available for the payment of such Redemption Price. See also "SUBORDINATION OF COMMON SECURITIES".

If the Property Trustee gives a notice of redemption in respect of Capital Securities, then, by 12:00 noon, New York City time, on the Redemption Date, to the extent funds are available, the Property Trustee will deposit irrevocably with DTC funds sufficient to pay the applicable Redemption Price and will give DTC irrevocable instructions and authority to pay the Redemption Price to the holders of such Capital Securities. See "BOOK-ENTRY ISSUANCE". If such Capital Securities are no longer in book-entry form, the Property Trustee, to the extent funds are available, will irrevocably deposit with the paying agent for such Capital Securities funds sufficient to pay the applicable Redemption Price and will give such paying agent irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Capital Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Capital Securities called for redemption shall be payable to the holders of such Capital Securities on the relevant record dates for the related Distribution Dates.

If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of such Capital Securities so called for redemption will cease, except the right of the holders of such Capital Securities to receive the Redemption Price and any Distribution payable in respect of the Capital Securities on or prior to the Redemption Date, but without interest on such Redemption Price, and such Capital Securities will cease to be outstanding. In the event that any date fixed for redemption of Capital Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day, in each case, with the same force and effect as if made on such date. In the event that payment of the Redemption Price in respect of Capital Securities called for redemption is improperly withheld or refused and not paid either by the Trust or by Compass pursuant to the Guarantee as described under "DESCRIPTION OF GUARANTEES", Distributions on such Capital Securities will continue to accrue at the then applicable rate from the Redemption Date originally established by the Trust for such Capital Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price.

Subject to applicable law (including, without limitation, United States Federal securities law), Compass or its subsidiaries may at any time and from time to time purchase outstanding Capital Securities by tender, in the open market or by private agreement.

Payment of the Redemption Price on the Capital Securities and any distribution of Corresponding Junior Subordinated Debt Securities to holders of Capital Securities shall be made to the applicable record holders thereof as they appear on the register for such Capital Securities on the relevant record date, which shall be one Business Day prior to the relevant Redemption Date or liquidation date, as applicable; provided, however, that in the event that any Capital Securities are not in book-entry form, the relevant record date for such Capital Securities shall be a date at least 15 days prior to the Redemption Date or liquidation date, as applicable, as specified in the applicable prospectus supplement.

If less than all of the Capital Securities and Common Securities issued by a Trust are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of such Capital Securities and Common Securities to be redeemed shall be allocated pro rata to the Capital Securities and the Common Securities based upon the relative Liquidation Amounts of such classes. The particular Capital Securities to be redeemed shall be selected on a pro rata basis not more than 60 days prior to the Redemption Date by the Property Trustee from the outstanding Capital Securities not previously called for redemption, by such method as the Property Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to $1,000 or an integral multiple of $1,000 in excess thereof, unless a different amount is specified in the applicable prospectus supplement) of the Liquidation Amount of Capital Securities of a denomination larger than $1,000 (or such other denomination as is specified in the applicable prospectus supplement). The Property Trustee shall promptly notify the Securities registrar in writing of the Capital Securities selected for redemption and, in the case of any Capital Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of each Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Capital Securities shall relate, in the case of any Capital Securities redeemed or to be redeemed only in part, to the portion of the aggregate Liquidation Amount of Capital Securities which has been or is to be redeemed.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Trust Securities to be redeemed at its registered address. Unless Compass defaults in payment of the Redemption Price on the Corresponding Junior

Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on such Junior Subordinated Debt Securities or portions thereof (and Distributions will cease to accrue on the related Capital Securities or portions thereof) called for redemption.

SUBORDINATION OF COMMON SECURITIES

Payment of Distributions on, and the Redemption Price of, each Trust's Capital Securities and Common Securities, as applicable, shall be made pro rata based on the Liquidation Amount of such Capital Securities and Common Securities; provided, however, that if on any Distribution Date, Redemption Date or Liquidation Date a Debenture Event of Default shall have occurred and be continuing, no payment of any Distribution on, or Redemption Price of, or Liquidation Distribution in respect of, any of the Trust's Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the Trust's outstanding Capital Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all of the Trust's outstanding Capital Securities then called for redemption, or in the case of payment of the Liquidation Distribution the full amount of such Liquidation Distribution on all Outstanding Capital Securities, shall have been made or provided for, and all funds available to the Property Trustee shall first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Trust's Capital Securities then due and payable.

In the case of any event of default under the applicable Trust Agreement resulting from a Debenture Event of Default, Compass as holder of such Trust's Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the applicable Trust Agreement until the effect of all such Events of Default with respect to such Capital Securities have been cured, waived or otherwise eliminated. Until any such Events of Default under the applicable Trust Agreement with respect to the Capital Securities have been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the holders of such Capital Securities and not on behalf of Compass as holder of the Trust's Common Securities, and only the holders of such Capital Securities will have the right to direct the Property Trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON TERMINATION

Pursuant to each Trust Agreement, each Trust shall automatically terminate upon expiration of its term and shall terminate on the first to occur of:

(i) certain events of bankruptcy, dissolution or liquidation of Compass;

(ii) the distribution of a Like Amount of the Corresponding Junior Subordinated Debt Securities to the holders of its Trust Securities, if Compass, as Depositor, has given written direction to the Property Trustee to terminate such Trust;

(iii) redemption of all of the Trust's Capital Securities as described under "DESCRIPTION OF CAPITAL SECURITIES — REDEMPTION OR EXCHANGE — MANDATORY REDEMPTION"; and

(iv) the entry of an order for the dissolution of the Trust by a court of competent jurisdiction.

If an early termination occurs as described in clause (i), (ii) or (iv) above, the Trust shall be liquidated by the Trust Trustees as expeditiously as the Trust Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of such Trust as provided by applicable law, to the holders of such Trust Securities in exchange therefor a Like Amount of the Corresponding Junior Subordinated Debt Securities, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of the Trust available for distribution to holders, after satisfaction of liabilities to creditors of such Trust as provided by applicable law, an amount equal to, in the case of holders of Capital Securities, the aggregate of the Liquidation Amount plus accrued and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution").

If such Liquidation Distribution can be paid only in part because such Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by such Trust on its Capital Securities shall be paid on a pro rata basis. The holder(s) of such Trust's Common Securities will be entitled to receive distributions upon any such liquidation pro rata with the holders of its Capital Securities, except that if a Debenture Event of Default has occurred and is continuing, the Capital Securities shall have a priority over the Common Securities.

EVENTS OF DEFAULT; NOTICE

Any one of the following events constitutes an "Event of Default" under each Trust Agreement with respect to the Capital Securities issued thereunder (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any

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judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(i) the occurrence of a Debenture Event of Default under the Indenture (see "DESCRIPTION OF JUNIOR SUBORDINATED DEBT SECURITIES — DEBENTURE EVENTS OF DEFAULT"); or

(ii) default by the Property Trustee in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

(iii) default by the Property Trustee in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

(iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trust Trustees in such Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clause (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the defaulting Trust Trustee or Trustees by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Capital Securities of the applicable Trust, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under such Trust Agreement; or

(v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by Compass to appoint a successor Property Trustee within 90 days thereof.

Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee shall transmit notice of such Event of Default to the holders of such Trust's Capital Securities, the Administrative Trustees and Compass, as Depositor, unless such Event of Default shall have been cured or waived. Compass, as Depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under each Trust Agreement.

If a Debenture Event of Default has occurred and is continuing, the Capital Securities shall have a preference over the Common Securities as described above. See "LIQUIDATION DISTRIBUTION UPON TERMINATION". The existence of an Event of Default does not entitle the holders of Capital Securities to accelerate the maturity thereof.

REMOVAL OF TRUST TRUSTEES

Unless a Debenture Event of Default shall have occurred and be continuing, any Trust Trustee may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Capital Securities. In no event will the holders of the Capital Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in Compass as the holder of the Common Securities. No resignation or removal of a Trust Trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the applicable Trust Agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

Unless an Event of Default shall have occurred and be continuing, at any time or from time to time, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust Property may at the time be located, Compass, as the holder of the Common Securities, and the Administrative Trustees shall have power to appoint one or more persons either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the applicable Trust Agreement. In case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone shall have power to make such appointment.

MERGER OR CONSOLIDATION OF TRUST TRUSTEES

Any Person into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Trustee shall be a party, or any Person succeeding to all or substantially all the corporate trust business of such Trustee, shall be the successor of such Trustee under each Trust Agreement, provided such Person shall be otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUSTS

A Trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other Person, except as described below. A Trust may, at the request of Compass, with the consent of the Administrative Trustees and without the consent of the holders of the Capital Securities, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State; provided, that:

(i) such successor entity either

(a) expressly assumes all of the obligations of such Trust with respect to the Capital Securities or

(b) substitutes for the Capital Securities other securities having substantially the same terms as the Capital Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Capital Securities in priority with respect to distributions and payments upon liquidation, redemption and otherwise,

(ii) Compass expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Corresponding Junior Subordinated Debt Securities,

(iii) the Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Capital Securities are then listed, if any,

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(iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the Capital Securities to be downgraded by any nationally recognized statistical rating organization which assigns ratings to the Capital Securities,

(v) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Capital Securities (including any Successor Securities) in any material respect,

(vi) such successor entity has a purpose identical to that of the Trust,

(vii) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, Compass has received an opinion from independent counsel to the Trust experienced in such matters to the effect that

(a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Capital Securities (including any Successor Securities) in any material respect, and

(b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Trust nor such successor entity will be required to register as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and

(viii) Compass or any permitted successor or assignee owns all of the Common Securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee.

Notwithstanding the foregoing, a Trust shall not, except with the consent of holders of 100% in Liquidation Amount of the Capital Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust or the successor entity to be classified as an association taxable as a corporation or as other than a grantor trust for U.S. Federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF EACH TRUST AGREEMENT

Except as provided below and under "DESCRIPTION OF GUARANTEES — AMENDMENTS AND ASSIGNMENT" and as otherwise required by law and the applicable Trust Agreement, the holders of the Capital Securities will have no voting rights.

Each Trust Agreement may be amended from time to time by Compass, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Capital Securities:

(i) to cure any ambiguity, correct or supplement any provisions in such Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under such Trust Agreement, which shall not be inconsistent with the other provisions of such Trust Agreement, or

(ii) to modify, eliminate or add to any provisions of such Trust Agreement to such extent as shall be necessary to ensure that the Trust will be classified for U.S. Federal income tax purposes as a grantor trust or as other than an association taxable as a corporation at all times that any Trust Securities are outstanding or to ensure that the Trust will not be required to register as an "investment company" under the Investment Company Act;

provided, however, that in the case of either clause (i) or clause (ii), such action shall not adversely affect in any material respect the interests of any holder of Capital Securities, and any amendments of such Trust Agreement shall become effective when notice thereof is given to the holders of Trust Securities.

Each Trust Agreement may be amended by the Trust Trustees and Compass with (i) the consent of holders representing not less than a majority (based upon Liquidation Amounts) of the outstanding Trust Securities, and (ii) receipt by the Trust Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trust Trustees in accordance with such amendment will not cause the Trust to be taxable as a corporation or affect the Trust's status as a grantor trust for U.S. Federal income tax purposes or the Trust's exemption from status as an "investment company" under the Investment Company Act, provided that without the consent of each holder of Trust Securities, such Trust Agreement may not be amended to (i) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date or (ii) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

So long as any Corresponding Junior Subordinated Debt Securities are held by the Property Trustee, the Trust Trustees shall not:

(i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to such Corresponding Junior Subordinated Debt Securities,

(ii) waive any past default that is waivable under the Indenture,

(iii) exercise any right to rescind or annul a declaration that the principal of all the Junior Subordinated Debt Securities shall be due and payable or

(iv) consent to any amendment, modification or termination of the Indenture or such Corresponding Junior Subordinated Debt Securities, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Capital Securities;

provided, however, that where a consent under the Indenture would require the consent of each holder of Corresponding Junior Subordinated Debt Securities affected thereby, no such consent shall be given by the Property Trustee without the prior consent of each holder of the corresponding Capital Securities.

The Trust Trustees shall not revoke any action previously authorized or approved by a vote of the holders of the Capital Securities except by subsequent vote of the holders of the Capital Securities. The Property Trustee shall notify each holder of Capital Securities of any notice of default with respect to the Corresponding Junior Subordinated Debt Securities. In addition to obtaining the foregoing approvals of the holders of the Capital Securities, prior to taking any of the foregoing actions, the Trust Trustees shall obtain an opinion of counsel experienced in such matters to the effect that the Trust will not be classified as an association taxable as a corporation for U.S. Federal income tax purposes on account of such action and such action would not cause the Trust to be classified as other than a grantor trust for U.S. Federal income tax purposes.

Any required approval of holders of Capital Securities may be given at a meeting of holders of Capital Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Capital Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Capital Securities in the manner set forth in each Trust Agreement.

No vote or consent of the holders of Capital Securities will be required for a Trust to redeem and cancel its Capital Securities in accordance with the applicable Trust Agreement.

Notwithstanding that holders of Capital Securities are entitled to vote or consent under any of the circumstances described above, any of the Capital Securities that are owned by Compass, the Trust Trustees or any affiliate of Compass or any Trust Trustees, shall, for purposes of such vote or consent, be treated as if they were not outstanding.

GLOBAL CAPITAL SECURITIES

The Capital Securities of a series may be issued in whole or in part in the form of one or more Global Capital Securities that will be deposited with, or on behalf of, the Depositary identified in the prospectus supplement relating to such series. Unless otherwise indicated in the applicable prospectus supplement for such series, the Depositary will be DTC. Global Capital Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Capital Securities represented thereby, a Global Capital Security may not be transferred except as a whole by the Depositary for such Global Capital Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

The specific terms of the depositary arrangement with respect to a series of Capital Securities will be described in the prospectus supplement relating to such series. Compass anticipates that the following provisions will generally apply to depositary arrangements.

Upon the issuance of a Global Capital Security, and the deposit of such Global Capital Security with or on behalf of the Depositary, the Depositary for such Global Capital Security or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate Liquidation Amounts of the individual Capital Securities represented by such Global Capital Securities to the accounts of Participants. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Capital Securities or by Compass if such Capital Securities are offered and sold directly by Compass. Ownership of beneficial interests in a Global Capital Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Capital Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Capital Security.

So long as the Depositary for a Global Capital Security, or its nominee, is the registered owner of such Global Capital Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Capital Securities represented by such Global Capital Security for all purposes under the Indenture governing such Capital Securities. Except as provided below, owners of beneficial interests in a Global Capital Security will not be entitled to have any of the individual Capital Securities of the series represented by such Global Capital Security registered in their names, will not receive or be entitled to receive physical delivery of any such Capital Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

Payments of principal of (and premium, if any) and interest on individual Capital Securities represented by a Global Capital Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Capital Security representing such Capital Securities. None of Compass, the Property Trustee, any Paying Agent, or the Securities Registrar for such Capital Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Capital Security representing such Capital Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Compass expects that the Depositary for a series of Capital Securities or its nominee, upon receipt of any payment of Liquidation Amount, premium or Distributions, including any payment of Redemption Price, in respect of a permanent Global Capital Security representing any of such Capital Securities immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate Liquidation Amount of such Global Capital Security for such Capital Securities as shown on the records of such Depositary or its nominee. Compass also expects that payments by Participants to owners of beneficial interests in such Global Capital Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

Unless otherwise specified in the applicable prospectus supplement, if a Depositary for a series of Capital Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Trust within 90 days, or if there shall have occurred and be continuing an event of default under the Indenture with respect to the Subordinated Debentures of such series, the Trust will issue individual Capital Securities of such series in exchange for the Global Capital Security representing such series of Capital Securities. In addition, the Trust may at any time and in its sole discretion, subject to any limitations described in the prospectus supplement relating to such Capital Securities, determine not to have any Capital Securities of such series represented by one or more Global Capital Securities and, in such event, will issue individual Capital Securities of such series in exchange for the Global Capital Security or Securities representing such series of Capital Securities. Further, if the Trust so specifies with respect to the Capital Securities of a series, an owner of a beneficial interest in a Global Capital Security representing Capital Securities of such series may, on terms acceptable to the Trust, the Property Trustee and the Depositary for such Global Capital Security, receive individual Capital Securities of such series in exchange for such beneficial interests, subject to any limitations described in the prospectus supplement relating to such Capital Securities. In any such instance, an owner of a beneficial interest in a Global Capital Security will be entitled to physical delivery of individual Capital Securities of the series represented by such Global Capital Security equal in principal amount to such beneficial interest and to have such Capital Securities registered in its name. Individual Capital Securities of such series so issued will be issued in denominations, unless otherwise specified by the Trust, and integral multiples thereof that are the same as the denominations and multiples in which the Capital Securities are issued.

PAYMENT AND PAYING AGENCY

Payments in respect of the Capital Securities shall be made to the Depositary, which shall credit the relevant accounts at the Depositary on the applicable Distribution Dates or, if any Trust's Capital Securities are not held by the Depositary, such payments shall be made by check mailed to the address of the holder entitled thereto as such address shall appear on the Register. Unless otherwise specified in the applicable prospectus supplement, the paying agent (the "Paying Agent") shall initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees and Compass. The Paying Agent shall be permitted to resign as Paying Agent upon 30 days' written notice to the Property Trustee and Compass. In the event that the Property Trustee shall no longer be the Paying Agent, the Administrative Trustees shall appoint a successor (which shall be a bank or trust company acceptable to the Administrative Trustees and Compass) to act as Paying Agent.

REGISTRAR AND TRANSFER AGENT

Unless otherwise specified in the applicable prospectus supplement, the Property Trustee will act as registrar and transfer agent for the Capital Securities.

Registration of transfers of Capital Securities will be effected without charge by or on behalf of each Trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Trusts will not be required to register or cause to be registered the transfer of their Capital Securities after such Capital Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

The Property Trustee, other than during the occurrence and continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in each Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the applicable Trust Agreement at the request of any holder of Capital Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the applicable Trust Agreement or is unsure of the application of any provision of the applicable Trust Agreement, and the matter is not one on which holders of Capital Securities are entitled under such Trust Agreement to vote, then the Property Trustee shall take such action as is directed by Compass and if not so directed, shall take such action as it deems advisable and in the best interests of the holders of the Trust Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Trusts in such a way that no Trust will be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation or as other than a grantor trust for U.S. Federal income tax purposes and so that the Corresponding Junior Subordinated Debt Securities will be treated as indebtedness of Compass for U.S. Federal income tax purposes. In this connection, Compass and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of each Trust or each Trust Agreement, that Compass and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes, as long as such action does not materially adversely affect the interests of the holders of the related Capital Securities.

Holders of the Capital Securities have no preemptive or similar rights.

No Trust may borrow money or issue debt or mortgage or pledge any of its assets.

DESCRIPTION OF GUARANTEES

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A Guarantee will be executed and delivered by Compass concurrently with the issuance by each Trust of its Capital Securities for the benefit of the holders from time to time of such Capital Securities. JPMorgan Chase Bank will act as guarantee trustee ("Guarantee Trustee") under each Guarantee for the purposes of compliance with the Trust Indenture Act and each Guarantee will be qualified as an Indenture under the Trust Indenture Act. This summary of certain provisions of the Guarantees, which summarizes the material terms thereof, does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of each Guarantee, including the definitions therein of certain terms, and the Trust Indenture Act, to each of which reference is hereby made. The form of the Guarantee has been filed as an exhibit to the registration statement of which this prospectus forms a part. Reference in this summary to Capital Securities means that Trust's Capital Securities to which a Guarantee relates. The Guarantee Trustee will hold each Guarantee for the benefit of the holders of the related Trust's Capital Securities.

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GENERAL

Compass will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the Guarantee Payments (as defined below) to the holders of the Capital Securities, as and when due, regardless of any defense, right of set-off or counterclaim that such Trust may have or assert other than the defense of payment. The following payments with respect to the Capital Securities, to the extent not paid by or on behalf of the related Trust (the "Guarantee Payments"), will be subject to the Guarantee:

(i) any accumulated and unpaid Distributions required to be paid on such Capital Securities, to the extent that such Trust has funds on hand available therefor at such time,

(ii) the Redemption Price with respect to any Capital Securities called for redemption, to the extent that such Trust has funds on hand available therefor at such time, or

(iii) upon a voluntary or involuntary dissolution, winding up or liquidation of such Trust (unless the Corresponding Junior Subordinated Debt Securities are distributed to holders of such Capital Securities in exchange therefor), the lesser of

(a) the Liquidation Distribution and

(b) the amount of assets of such Trust remaining available for distribution to holders of Capital Securities after satisfaction of liabilities to creditors of such Trust as required by applicable law.

Compass' obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by Compass to the holders of the applicable Capital Securities or by causing the Trust to pay such amounts to such holders.

Each Guarantee will be an irrevocable guarantee on a subordinated basis of the related Trust's obligations under the Capital Securities, but will apply only to the extent that such related Trust has funds sufficient to make such payments, and is not a guarantee of collection.

If Compass does not make interest payments on the Corresponding Junior Subordinated Debt Securities held by the Trust, the Trust will not be able to pay Distributions on the related Capital Securities and will not have funds legally available therefor. Each Guarantee will rank subordinate and junior in right of payment to all Senior Debt of Compass. See "STATUS OF THE GUARANTEES". Because Compass is a holding company, the right of Compass to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent Compass may itself be recognized as a creditor of that subsidiary. Accordingly, Compass' obligations under the Guarantees will be effectively subordinated to all existing and future liabilities of Compass' subsidiaries, and claimants should look only to the assets of Compass for payments thereunder. Except as otherwise provided in the applicable prospectus supplement, the Guarantees do not limit the incurrence or issuance of other secured or unsecured debt of Compass, including Senior Debt, whether under the Indenture, any other existing Indenture or any other Indenture that Compass may enter into in the future or otherwise. See the applicable prospectus supplement relating to any offering of Capital Securities.

Compass has, through the applicable Guarantee, the applicable Trust Agreement, the applicable series of Corresponding Junior Subordinated Debt Securities, the Indenture and the applicable Expense Agreement, taken together, fully, irrevocably and unconditionally guaranteed all of the Trust's obligations under the Capital Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under the Capital Securities. See "RELATIONSHIP AMONG THE CAPITAL SECURITIES, THE CORRESPONDING JUNIOR SUBORDINATED DEBT SECURITIES AND THE GUARANTEE".

STATUS OF THE GUARANTEES

Each Guarantee will constitute an unsecured obligation of Compass and will rank subordinate and junior in right of payment to all Senior Debt of Compass in the same manner as Junior Subordinated Debt Securities.

Each Guarantee will rank *pari passu* with all other Guarantees issued by Compass. Each Guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against Compass to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity). Each Guarantee will be held for the benefit of the holders of the related Capital Securities. Each Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Trust or upon distribution to the holders of the Capital Securities of the Corresponding Junior Subordinated Debt Securities. None of the Guarantees places a limitation on the amount of additional Senior Debt that may be incurred by Compass. Compass expects from time to time to incur additional indebtedness constituting Senior Debt.

AMENDMENTS AND ASSIGNMENT

Except with respect to any changes which do not materially adversely affect the rights of holders of the related Capital Securities (in which case no vote will be required), no Guarantee may be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of such outstanding Capital Securities. The manner of obtaining any such approval will be as set forth under "DESCRIPTION OF CAPITAL SECURITIES — VOTING RIGHTS; AMENDMENT OF EACH TRUST AGREEMENT". All guarantees and agreements contained in each Guarantee shall bind the successors, assigns, receivers, trustees and representatives of Compass and shall inure to the benefit of the holders of the related Capital Securities then outstanding.

EVENTS OF DEFAULT

An event of default under each Guarantee will occur upon the failure of Compass to perform any of its payment obligations thereunder or to perform any non-payment obligations if such non-payment default remains unremedied for 30 days. The holders of not less than a majority in aggregate Liquidation Amount of the related Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of such Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under such Guarantee.

Any holder of the Capital Securities may institute a legal proceeding directly against Compass to enforce its rights under such Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other person or entity.

Compass, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not Compass is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

The Guarantee Trustee, other than during the occurrence and continuance of a default by Compass in performance of any Guarantee, undertakes to perform only such duties as are specifically set forth in each Guarantee and, after default with respect to any Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by any Guarantee at the request of any holder of any Capital Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION OF THE GUARANTEES

Each Guarantee will terminate and be of no further force and effect upon full payment of the Redemption Price of the related Capital Securities, upon full payment of the amounts payable upon liquidation of the related Trust or upon distribution of Corresponding Junior Subordinated Debt Securities to the holders of the related Capital Securities in exchange therefor. Each Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the related Capital Securities must restore payment of any sums paid under such Capital Securities or such Guarantee.

GOVERNING LAW

Each Guarantee will be governed by and construed in accordance with the laws of the State of New York.

THE EXPENSE AGREEMENT

Pursuant to the Expense Agreement entered into by Compass under each Trust Agreement (the "Expense Agreement"), Compass will irrevocably and unconditionally guarantee to each Person or entity to whom the Trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the Trust, other than obligations of the Trust to pay to the holders of any Capital Securities or other similar interests in the Trust of the amounts due such holders pursuant to the terms of the Capital Securities or such other similar interests, as the case may be. The Expense Agreement will be enforceable by third parties.

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RELATIONSHIP AMONG THE CAPITAL SECURITIES, THE CORRESPONDING JUNIOR SUBORDINATED DEBT SECURITIES, THE EXPENSE AGREEMENT AND THE GUARANTEES FULL AND UNCONDITIONAL GUARANTEE

Payments of Distributions and other amounts due on the Capital Securities (to the extent the Trust has funds available for the payment of such Distributions) are irrevocably guaranteed by Compass as and to the extent set forth under "DESCRIPTION OF GUARANTEES". Taken together, Compass' obligations under each series of Corresponding Junior Subordinated Debt Securities, the Indenture, the related Trust Agreement, the related Expense Agreement, and the related Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of Distributions and other amounts due on the related Capital Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under the related Capital Securities. If and to the extent that Compass does not make payments on any series of Corresponding Junior Subordinated Debt Securities, such Trust will not pay Distributions or other amounts due on its related Capital Securities. The Guarantees do not cover payment of Distributions when the related Trust does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of a series of Capital Securities is to institute a legal proceeding directly against Compass pursuant to the terms of the Indenture for enforcement of payment of amounts of such Distributions to such holder. The obligations of Compass under each Guarantee are subordinate and junior in right of payment to all Senior Debt of Compass.

SUFFICIENCY OF PAYMENTS

As long as payments of interest and other payments are made when due on each series of Corresponding Junior Subordinated Debt Securities, such payments will be sufficient to cover Distributions and other payments due on the related Capital Securities, primarily because:

(i) the aggregate principal amount of each series of Corresponding Junior Subordinated Debt Securities will be equal to the sum of the aggregate stated Liquidation Amount of the related Capital Securities and related Common Securities,

(ii) the interest rate and interest and other payment dates on each series of Corresponding Junior Subordinated Debt Securities will match the Distribution rate and Distribution and other payment dates for the related Capital Securities,

(iii) Compass shall pay for all and any costs, expenses and liabilities of such Trust except the Trust's obligations to holders of its Capital Securities under such Capital Securities, and

(iv) each Trust Agreement provides that the Trust will not engage in any activity that is not consistent with the limited purposes of such Trust.

Notwithstanding anything to the contrary in the Indenture, Compass has the right to set-off any payment it is otherwise required to make thereunder with and to the extent Compass has theretofore made, or is concurrently on the date of such payment making, a payment under the related Guarantee.

ENFORCEMENT RIGHTS OF HOLDERS OF CAPITAL SECURITIES

A holder of any Capital Security may institute a legal proceeding directly against Compass to enforce its rights under the related Guarantee without first instituting a legal proceeding against the Guarantee Trustee, the related Trust or any other person or entity.

A default or event of default under any Senior Debt of Compass would not constitute a default or Event of Default under the Indenture. However, in the event of payment defaults under, or acceleration of, Senior Debt of Compass, the subordination provisions of the Indenture provide that no payments may be made in respect of the Junior Subordinated Debt Securities until such Senior Debt has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on any series of Junior Subordinated Debt Securities would constitute an Event of Default under the Indenture.

LIMITED PURPOSE OF TRUSTS

Each Trust's Capital Securities evidence a beneficial interest in such Trust, and each Trust exists for the sole purpose of issuing its Capital Securities and Common Securities and investing the proceeds thereof in Junior Subordinated Debt Securities. A principal difference between the rights of a holder of a Capital Security and a holder of a Junior Subordinated Debenture is that a holder of a Junior Subordinated Debenture is entitled to receive from Compass the principal amount of and interest accrued on Junior Subordinated Debt Securities held, while a holder of Capital Securities is entitled to receive Distributions from such Trust (or from Compass under the applicable Guarantee) if and to the extent such Trust has funds available for the payment of such Distributions.

RIGHTS UPON TERMINATION

Upon any voluntary or involuntary termination, winding-up or liquidation of any Trust involving the liquidation of the Corresponding Junior Subordinated Debt Securities, the holders of the related Capital Securities will be entitled to receive, out of the assets held by such Trust, the Liquidation Distribution in cash. See "DESCRIPTION OF CAPITAL SECURITIES — LIQUIDATION DISTRIBUTION UPON TERMINATION". Upon any voluntary or involuntary liquidation or bankruptcy of Compass, the Property Trustee, as holder of the Corresponding Junior Subordinated Debt Securities, would be a subordinated creditor of Compass, subordinated in right of payment to all Senior Debt as set forth in the Indenture, but entitled to receive payment in full of principal and interest, before any stockholders of Compass receive payments or distributions. Since Compass is the guarantor under each Guarantee and has agreed to pay for all costs, expenses and liabilities of each Trust (other than the Trust's obligations to the holders of its Capital Securities), the positions of a holder of such Capital Securities and a holder of such Corresponding Junior Subordinated Debt Securities relative to other creditors and to stockholders of Compass in the event of liquidation or bankruptcy of Compass are expected to be substantially the same.


BOOK-ENTRY ISSUANCE


DTC will act as securities depositary for all of the Capital Securities and the Junior Subordinated Debt Securities, unless otherwise referred to in the prospectus supplement relating to an offering of Capital Securities or Junior Subordinated Debt Securities. The Capital Securities and the Junior Subordinated Debt Securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global certificates will be issued for the Capital Securities of each Trust and the Junior Subordinated Debt Securities, representing in the aggregate the total number of such Trust's Capital Securities or aggregate principal balance of Junior Subordinated Debt Securities, respectively, and will be deposited with DTC.

DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with Direct Participants, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

Purchases of Capital Securities or Junior Subordinated Debt Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Capital Securities or Junior Subordinated Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Capital Security and each Junior Subordinated Debenture ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Capital Securities or Junior Subordinated Debt Securities. Transfers of ownership interests in the Capital Securities or Junior Subordinated Debt Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Capital Securities or Junior Subordinated Debt Securities, except in the event that use of the book-entry system for the Capital Securities of such Trust or Junior Subordinated Debt Securities is discontinued.

DTC has no knowledge of the actual Beneficial Owners of the Capital Securities or Junior Subordinated Debt Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Capital Securities or Junior Subordinated Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners and the voting rights of Direct Participants, Indirect Participants and Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to Cede & Co. as the registered holder of the Capital Securities or Junior Subordinated Debt Securities. If less than all of a Trust's Capital Securities or the Junior Subordinated Debt Securities are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each Direct Participant to be redeemed.

Although voting with respect to the Capital Securities or the Junior Subordinated Debt Securities is limited to the holders of record of the Capital Securities or Junior Subordinated Debt Securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Capital Securities or Junior Subordinated Debt Securities. Under its usual procedures, DTC would mail an omnibus proxy (the "Omnibus Proxy") to the relevant Trustee as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts such Capital Securities or Junior Subordinated Debt Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Distribution payments on the Capital Securities or the Junior Subordinated Debt Securities will be made by the relevant Trustee to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC, the relevant Trustee, the Trust thereof or Compass, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of Distributions to DTC is the responsibility of the relevant Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depositary with respect to any of the Capital Securities or the Junior Subordinated Debt Securities at any time by giving reasonable notice to the relevant Trustee and Compass. In the event that a successor securities depositary is not obtained, definitive Capital Security or Junior Subordinated Debenture certificates representing such Capital Securities or Junior Subordinated Debt Securities are required to be printed and delivered. Compass, at its option, may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After a Debenture Event of Default, the holders of a majority in liquidation preference of Capital Securities or aggregate principal amount of Junior Subordinated Debt Securities may determine to discontinue the system of book-entry transfers through DTC. In any such event, definitive certificates for such Capital Securities or Junior Subordinated Debt Securities will be printed and delivered.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Trusts and Compass believe to be accurate, but the Trusts and Compass assume no responsibility for the accuracy thereof. Neither the Trusts nor Compass has any responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

PLAN OF DISTRIBUTION

The Junior Subordinated Debt Securities or the Capital Securities may be sold in a public offering to or through underwriters or dealers designated from time to time. Compass and each Trust may sell its Junior Subordinated Debt Securities or Capital Securities as soon as practicable after effectiveness of the registration statement of which this prospectus forms a part. The names of any underwriters or dealers involved in the sale of the Junior Subordinated Debt Securities or Capital Securities in respect of which this prospectus is delivered, the amount or number of Junior Subordinated Debt Securities and Capital Securities to be purchased by any such underwriters and any applicable commissions or discounts will be set forth in the applicable prospectus supplement.

Underwriters may offer and sell Junior Subordinated Debt Securities or Capital Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of Capital Securities, underwriters may be deemed to have received compensation from Compass and/or the applicable Trust in the form of underwriting discounts or commissions and may also receive commissions. Underwriters may sell Junior Subordinated Debt Securities or Capital Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters.

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Any underwriting compensation paid by Compass and/or the applicable Trust to underwriters in connection with the offering of Junior Subordinated Debt Securities or Capital Securities, and any discounts, concessions or commissions allowed by such underwriters to participating dealers, will be described in an accompanying prospectus supplement. Underwriters and dealers participating in the distribution of Junior Subordinated Debt Securities or Capital Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of such Junior Subordinated Debt Securities or Capital Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters and dealers may be entitled, under agreement with Compass and the applicable Trust, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by Compass for certain expenses.

In connection with the offering of the Capital Securities of any Trust, such Trust may grant to the underwriters an option to purchase additional Capital Securities to cover over-allotments, if any, at the initial public offering price (with an additional underwriting commission), as may be set forth in the accompanying prospectus supplement. If such Trust grants any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement for such Capital Securities.

Underwriters and dealers may engage in transactions with, or perform services for, Compass and/or the applicable Trust and/or any of their affiliates in the ordinary course of business.

The Junior Subordinated Debt Securities and the Capital Securities will be new issues of securities and will have no established trading market. Any underwriters to whom Junior Subordinated Debt Securities or Capital Securities are sold for public offering and sale may make a market in such Junior Subordinated Debt Securities and Capital Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Such Junior Subordinated Debt Securities or Capital Securities may or may not be listed on a national securities exchange or the Nasdaq National Market. No assurance can be given as to the liquidity of or the existence of trading markets for any Junior Subordinated Debt Securities or Capital Securities.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, some legal matters concerning the Guarantees and the Junior Subordinated Debt Securities will be passed upon for Compass by Balch & Bingham LLP, 1901 Sixth Avenue North, Suite 2600, Birmingham, Alabama 35203. Certain matters relating to U.S. Federal income tax considerations will also be passed upon for Compass by Balch & Bingham LLP. Certain matters of Delaware law relating to the validity of the Capital Securities will be passed upon for the Trusts and us by Richards, Layton & Finger, P.A., Wilmington, Delaware.

EXPERTS

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The consolidated financial statements of Compass Bancshares, Inc. incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included in this document in reliance upon the authority of said firm as experts in giving said report.

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PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
<R>

Registration fee under the Securities Act of 1933, as amended	$ 71,700
Blue Sky fees and expenses (including counsel fees)	5,000
Fees of rating agencies	150,000
Trustees' fee and expenses	10,000
Printing and engraving	150,000
Accounting services	30,000
Legal fees of registrant's counsel	200,000
Miscellaneous	10,000
Total	$626,700

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ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 17 of Article V of Compass' By-Laws provides in part as follows:

Without limitation, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the full extent permitted by the General Corporation Law of Delaware, upon such determination having been made as to his good faith and conduct as is required by said General Corporation Law. Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding to the extent, if any, authorized by the Board of Directors in accordance with the provisions of said General Corporation Law, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

Under Section 145 of the Delaware General Corporation Law (the "GCL"), directors, advisory directors and officers of a Delaware corporation are entitled to indemnification permitted by the statute as provided in such corporation's certificate of incorporation, by-laws, resolutions and other proper action.

In addition, Article 8 of the Compass' Restated Certificate of Incorporation, as amended, provides:

No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty of such director, except (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article 8 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

This provision is identical to, and is authorized by, 1986 amendments to the GCL, Section 102(b)(7).

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of Compass pursuant to the foregoing provisions, or otherwise, Compass has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Compass of expenses incurred or paid by a director, officer or controlling person of Compass in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Compass will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

In addition, Compass maintains a directors' and officers' liability insurance policy.

Reference is made to the indemnity provisions in the Underwriting Agreement which is listed as Exhibit 1(a) to this registration statement.

Under each Trust Agreement, Compass will agree to indemnify each of the Trustees of the Issuer with respect thereto or any predecessor Trustee for the Issuer, and to hold such Trustees harmless against any loss, damage, claims, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the Trust Agreements, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the Trust Agreements.

ITEM 16. EXHIBITS.

EXHIBIT

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1(a)   Form of Purchase Agreement
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4(a)   Restated Certificate of Incorporation, as amended, of Compass Bancshares, Inc., dated May 17, 1982 (incorporated by reference to Exhibit 3(a) to the December 31, 1997 Form 10-K of Compass Bancshares, Inc. filed with the SEC)
4(b)   Certificate of Amendment, dated May 20, 1986, to Restated Certificate of Incorporation of Compass Bancshares, Inc. (incorporated by reference to Exhibit 3.2 of Compass Bancshares, Inc.'s registration statement on Form S-4, registration no. 33-46086 filed with the SEC)
4(c)   Certificate of Amendment, dated May 15, 1987, to Restated Certificate of Incorporation of Compass Bancshares, Inc. (incorporated by reference to Exhibit 3.1.2 to Compass

		Bancshares, Inc.'s Post-Effective Amendment No. 1 to registration statement on Form S-4, registration no. 33-10797 filed with the SEC)
	4(d)	Certificate of Amendment, dated September 19, 1994, to Restated Certificate of Incorporation of Compass Bancshares, Inc. (incorporated by reference to Exhibit 3.5(1) to Compass Bancshares, Inc.'s registration statement on Form S-4, registration no. 33-55899 filed with the SEC)
	4(e)	Certificate of Amendment, dated November 8, 1993, to Restated Certificate of Incorporation of Compass Bancshares, Inc. (incorporated by reference to Exhibit 3(d) to Compass Bancshares, Inc.'s registration statement on Form S-4, registration no. 33-51919 filed with the SEC)
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	4(f)	Certificate of Amendment, dated June 2, 1998, to Restated Certificate of Incorporation of Compass Bancshares, Inc. (incorporated by reference to Exhibit 4(f) to Compass Bancshares, Inc.'s registration statement of Form S-3 registration no. 333-76422 filed with the SEC)
\</R\>		
	4(g)	Bylaws of Compass Bancshares, Inc. (Amended and Restated as of March 15, 1982) (incorporated by reference to Exhibit 3(f) to the December 31, 1997 Form 10-K of Compass Bancshares, Inc. filed with the SEC)
	4(h)	Form of Indenture between Compass Bancshares, Inc. (formerly Central Bancshares of the South, Inc.) and JPMorgan Chase Bank (formerly Chemical Bank), as Senior Trustee (incorporated by reference 4(g) to Compass Bancshares, Inc.'s registration statement on Form S-3, registration no. 33-61018)
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	4(i)	Form of Supplemental Indenture to Indenture to be used in connection with the issuance of Senior Debt Securities
\</R\>		
	4(j)	Form of Indenture between Compass Bancshares, Inc. (formerly Central Bancshares of the South, Inc.) and JPMorgan Chase Bank (formerly Chemical Bank), as Subordinated Trustee (incorporated by reference 4(f) to Compass Bancshares, Inc.'s registration statement on Form S-3, registration no. 33-61018)
	4(k)	Form of Supplemental Indenture to Indenture to be used in connection with the issuance of Subordinated Debt Securities*
	4(l)	Form of Warrant Agreement*
	4(m)	Form of Warrant Certificate*
	4(n)	Form of Depositary Agreement with respect to Debt Securities*
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	4(o)	Form of Junior Subordinated Indenture, between Compass Bancshares, Inc. and JPMorgan Chase Bank, as Debenture Trustee, with respect to Compass Trust III and Compass Trust IV
\</R\>		
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	4(p)	Certificate of Trust of Compass Trust III (incorporated by reference to Exhibit 4(p) to Compass Bancshares, Inc.'s registration statement on Form S-3, registration no. 333-76422 filed with the SEC)
\</R\>		
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	4(q)	Trust Agreement of Compass Trust III (incorporated by reference to Exhibit 4(q) to Compass Bancshares, Inc.'s registration statement on Form S-3, registration no. 333-76422 filed with the SEC)
\</R\>		
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	4(r)	Form of Supplemental Indenture, between Compass Bancshares, Inc. and JPMorgan Chase Bank, as Debenture Trustee, with respect to Compass Trust III and Compass Trust IV
\</R\>		

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4(s)   Certificate of Trust of Compass Trust IV (incorporated by reference to Exhibit 4(s) to Compass Bancshares, Inc.'s registration statement on Form S-3, registration no. 333-76422 filed with the SEC)
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4(t)   Trust Agreement of Compass Trust IV (incorporated by reference to Exhibit 4(t) to Compass Bancshares, Inc.'s registration statement on Form S-3, registration no. 333-76422 filed with the SEC)
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4(u)   Form of Amended and Restated Trust Agreement of Compass Trust III and IV
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4(v)   Form of Capital Security Certificate for Compass Trust III and IV (included in Exhibit 4(u))
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4(w)   Form of Guarantee Agreement for Compass Trust III and IV
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5(a)   Opinion of Balch & Bingham LLP as to legality of the Common Stock, Preferred Stock, Debt Securities, Warrants, Junior Subordinated Debentures, and the Guarantees to be issued by Compass
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5(b)   Opinion of Richards, Layton & Finger PA as to legality of the Capital Securities to be issued by Compass Trust III
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5(c)   Opinion of Richards, Layton & Finger PA as to legality of the Capital Securities to be issued by Compass Trust IV
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8   Opinion of Balch & Bingham LLP as to certain federal income tax matters*
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12   Computation of ratio of earnings to fixed charges
23(a)   Consent of Arthur Andersen LLP
23(b)   Consent of Balch & Bingham LLP
23(c)   Consent of Richards, Layton & Finger PA
24   Power of Attorney
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25(a)   Form T-1 Statement of Eligibility of JPMorgan Chase Bank, to act as Senior Trustee and Subordinated Trustee under the Senior Indenture and the Subordinated Indenture, respectively*
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25(b)   Form T-1 Statement of Eligibility of JPMorgan Chase Bank, to act as trustee under the Junior Subordinated Indenture
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25(c)   Form T-1 Statement of Eligibility of JPMorgan Chase Bank, to act as trustee under the Trust Agreement of Compass Trust III
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25(d)   Form T-1 Statement of Eligibility of JPMorgan Chase Bank, to act as trustee under the Trust Agreement of Compass Trust IV
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25(e)	Form T-1 Statement of Eligibility of JPMorgan Chase Bank, to act as trustee under the Guarantee Agreement for the benefit of the holders of Capital Securities of Compass Trust III

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25(f)	Form T-1 Statement of Eligibility of JPMorgan Chase Bank to act as trustee under the Guarantee Agreement for the benefit of the holders of Capital Securities of Compass Trust IV

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* To be filed subsequently.
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ITEM 17. UNDERTAKINGS.

Each of the undersigned registrants, hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of a registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of each registrant pursuant to the provisions described under Item 15 above, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by each registrant of expenses incurred or paid by a director, officer or controlling person of each registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Each of the undersigned registrants hereby also undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "CALCULATION OF REGISTRATION FEE" table in the effective registration statement; and

II-5

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in post-effective amendment by those paragraphs is contained in periodic reports filed by a registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) that, for the purposes of determining any liability under the Securities Act:

(i) The information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) Each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

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Pursuant to the requirements of the Securities Act of 1933, as amended, Compass Bancshares, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on the 12th day of March, 2002.

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Compass Bancshares, Inc.
(registrant)

By: _____ *

D. Paul Jones, Jr.
Its Chairman and Chief Executive Officer

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Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the 12th day of March, 2002.
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SIGNATURE	TITLE
* D. PAUL JONES, JR.	Chairman and Chief Executive Officer (Principal Executive Officer), and Director
* GARRETT R. HEGEL	Chief Financial Officer (Principal Financial Officer)
* TIMOTHY L. JOURNY	Chief Accounting Officer and Controller (Principal Accounting Officer)
* JAMES H. CLICK, JR	Director
* CHARLES W. DANIEL	Director
* WILLIAM EUGENE DAVENPORT	Director
* TRANUM FITZPATRICK	Director
* CARL J. GESSLER, JR., M.D.	Director
* CHARLES E. MCMAHEN	Director
* JOHN S. STEIN	Director

_____

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* Jerry W. Powell hereby signs this registration statement on Form S-3 on March 12, 2002, on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to a power of attorney filed herein.
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/s/ Jerry W. Powell
_____
JERRY W. POWELL, ATTORNEY-IN-FACT

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Pursuant to the requirements of the Securities Act of 1933, as amended, Compass Trust III certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, and State of Alabama on the 12th day of March, 2002.

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Compass Trust III

By: Compass Bancshares, Inc., as
Depositor

By: /s/ Garrett R. Hegel
_____

<R>

Pursuant to the requirements of the Securities Act of 1933, as amended, Compass Trust IV certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, and State of Alabama on the 12th day of March, 2002.

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Compass Trust IV

By: Compass Bancshares, Inc., as
Depositor

By: /s/ Garrett R. Hegel
_____